SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

September 12, 2013

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒   Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐   No ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102) and on September 11, 2008 (Registration No. 333-153419)

Enclosure:	Materials for the Extraordinary General Meeting of Shareholders.

Rosh Ha’ayin, Israel
September 12, 2013

PARTNER COMMUNICATIONS COMPANY LTD.

NOTICE OF

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that a general meeting of shareholders constituting an Extraordinary General Meeting (the “EGM”) of Partner Communications Company Ltd. (the “Company”, “Partner” or “we”) will be held on Thursday, October 17, 2013 at 10:00 a.m. (Israel time), at our offices, 8 Ha’amal Street, Rosh Ha’ayin, Israel or at any adjournment thereof.

It is proposed at the EGM to adopt the following resolutions:

(1)	to approve a registration rights agreement between the Company and S.B. Israel Telecom Ltd.; and

(2)	to approve a compensation policy for the Company's office holders; and

(3)
to approve and ratify the grant of indemnification letters to the following directors: (i) Mr. Shlomo Rodav, (ii) Mr. Ilan Ben-Dov,  (iii) Mr. Adam Chesnoff, (iv) Mr. Fred Gluckman, (v) Mr. Sumeet Jaisinghani, (vi) Mr. Yoav Rubinstein, (vii) Mr. Arieh Saban, (viii) Mr. Yahel Shachar, and (ix) Mr. Elon Shalev.

The vote of the holders of a majority of the Ordinary Shares, par value NIS 0.01 per share (the “Ordinary Shares”) participating in the EGM and voting on the matter is required for the approval of any of the items on the agenda; provided, that one of the following conditions is fulfilled: (i) the majority of votes in favor of the matter shall include at least a majority of the votes of shareholders not constituting Controlling Parties (as stated in the Israeli Companies Law (1999), as amended (the “Israeli Companies Law”), “Controlling Parties”) in the Company, or those having a Personal Interest (as defined in the Israeli Companies Law, a “Personal Interest”) in the approval of the pertinent item, participating in the vote; which votes shall not include abstaining votes; or (ii) the total number of objecting votes of the shareholders mentioned in clause (i) does not exceed 2% of the total voting rights in the Company.

Only shareholders of record at the close of business on Tuesday, September 17, 2013 (the “Record Date”) will be entitled to participate in and vote at the EGM, subject to the restrictions in the Company’s Articles of Association, as set forth in the attached Proxy Statement. All shareholders are cordially invited to attend the EGM in person.

The Israeli Companies Regulations (Deeds of Vote and Position Notices) (2005) state that shareholders who will not attend the EGM in person may vote with respect to all of the items on the agenda by completing the second part of the Hebrew form of the Deed of Vote (ktav hatzba'a). For the shareholders' convenience, an English convenience translation of the Deed of Vote is included. Under such regulations, the shareholders may also submit a position notice (hodaat emda) to the Company’s office (envelope marked clearly as “position notice”, to the Company Secretary, at the address stated above) in respect of the items on the agenda, no later than ten (10) days following the Record Date (September 27, 2013). The deadline for submission of the Board of Directors’ response to such position notices is October 5, 2013. The Hebrew form of the Deed of Vote and position notices (if any) are available on the websites: www.magna.isa.gov.il or www.maya.tase.co.il; and an English convenience translation of the documents is available on Form 6-K at the U.S. Securities and Exchange Commission’s EDGAR System http://www.sec.gov/edgar.shtml.

Shareholders who will not attend the EGM in person are requested to complete, date and sign the aforementioned form of Deed of Vote (either the Hebrew or the English version) distributed herewith and to return it promptly (and in any event at least seventy two (72) hours prior to the time of the EGM) to the Company at its address above.

The Company’s Articles of Association also allow shareholders registered in the Company’s Shareholders Register to appoint a proxy to vote in their stead (whether personally or by means of a Deed of Vote) at the EGM, by means of a Deed of Authorization in the form attached to this Proxy Statement, so long as the Deed of Authorization is delivered to the Company at least seventy two (72) hours prior to the time of the EGM. Shareholders may revoke their Deeds of Authorization by written notice received at the offices of the Company prior to the commencement of the EGM, and vote their shares in person.

Two or more shareholders holding Ordinary Shares conferring in the aggregate at least one-third of our voting rights, present in person or by proxy at the EGM, or who have delivered to us a Deed of Vote, will constitute a lawful quorum at the EGM. Should no lawful quorum be present one half hour following the time set for the EGM, the EGM shall be adjourned to Thursday, October 24, 2013, at the same time and place.

A shareholder is entitled to contact the Company directly and receive the text of the Deed of Vote (ktav hatzba'a) and the Position Notices (hodaot emda) (if any).

A shareholder, whose shares are registered with a member of the Tel-Aviv Stock Exchange Ltd. (the “Exchange”), is required to prove his share ownership to vote at the EGM. Such shareholder shall provide the Company with an ownership certificate (as of the Record Date) from that Exchange member and is entitled to receive the ownership certificate in the branch of the Exchange member or by mail to his address (in consideration of mailing fees only), if the shareholder so requested. Such a request will be made in advance for a particular securities account.

A shareholder, whose shares are registered with an Exchange member, is entitled to receive from the Exchange member who holds the shares on the shareholder’s behalf, by e-mail, for no charge, a link to the text of the Deed of Vote and to the Position Notices posted on the Israel Securities Authority website, unless the shareholder notified that the shareholder is not so interested; provided, that the notice was provided with respect to a particular securities account, prior to the Record Date.

Copies of the proposed resolutions are available at our offices, 8 Ha’amal Street, Rosh Ha’ayin, Israel, every business day from 9 a.m. to 5 p.m. (Israel time), following prior coordination at telephone number +972-54-7814191.

By Order of the Board of Directors ROLY KLINGER, ADV. Company Secretary

PARTNER COMMUNICATIONS COMPANY LTD.

8 Ha’amal Street

Rosh Ha’ayin 48103, Israel

     PROXY STATEMENT

This Proxy Statement is furnished to the holders of Ordinary Shares, par value NIS 0.01 per share (the “Ordinary Shares”), including holders of American Depositary Shares (each representing one Ordinary Share, the “ADSs”) of Partner Communications Company Ltd. (the “Company”, “Partner” or “we”) in connection with the solicitation by the Board of Directors of proxies for use at a general meeting of shareholders constituting an Extraordinary General Meeting (the “EGM”), to be held on Thursday, October 17, 2013 commencing at 10:00 a.m. (Israel time), at our offices, 8 Ha’amal Street, Rosh Ha’ayin, Israel, or at any adjournment thereof.

It is proposed at the EGM to adopt the following resolutions:

(1)	to approve a registration rights agreement between the Company and S.B. Israel Telecom Ltd.; and

(2)	to approve a compensation policy for the Company's office holders; and

(3)
to approve and ratify the grant of indemnification letters to the following directors: (i) Mr. Shlomo Rodav, (ii) Mr. Ilan Ben-Dov,  (iii) Mr. Adam Chesnoff, (iv) Mr. Fred Gluckman, (v) Mr. Sumeet Jaisinghani, (vi) Mr. Yoav Rubinstein, (vii) Mr. Arieh Saban, (viii) Mr. Yahel Shachar, and (ix) Mr. Elon Shalev.

A form of a Deed of Vote (Hebrew and English versions) for use at the EGM (either the Hebrew or the English version) is distributed herewith. The Deed of Vote shall also be deemed as a Deed of Vote (Ktav Hatzba'a) under the Israeli Companies Law (1999), as amended (the “Israeli Companies Law”) and Israeli Companies Regulations (Deeds of Vote and Position Notices) (2005). Shareholders may withdraw their Deed of Vote by contacting the Company at its address above and duly proving their identity, at least 24 hours prior to the EGM and vote their shares in person. Ordinary Shares represented by any Deed of Vote in the Hebrew or the English version distributed herewith, if properly executed and delivered to the Company at the address above at least seventy two (72) hours prior to the time of the EGM, will be voted as indicated on the form.

In parallel to distribution of this Notice and Proxy Statement, the afore-mentioned Hebrew version of the Deed of Vote (ktav hatzba'a) per Israeli requirements and an English version of the Deed of Vote will be distributed among the shareholders. The shareholders are requested to send only one version of the Deed of Vote (the Hebrew version or the English version, but not both). If both versions will be sent by shareholders, in case of contradiction between the two versions (as determined by the Company Secretary), the vote shall be disqualified.

Proxies for use at the EGM are being solicited by the Board of Directors of the Company. Only shareholders of record at the close of business on Tuesday, September 17, 2013, will be entitled to participate in and vote at the EGM. Proxies are being distributed to shareholders on or about September 12, 2013; however, certain of our office holders, directors, employees and agents, none of whom will receive additional compensation therefor, may solicit proxies by telephone, e-mail or other personal contact. Partner will bear the cost of the solicitation of the proxies by the Board of Directors, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

On September 11, 2013, the Company had outstanding 155,663,961 Ordinary Shares, excluding 4,467,990 treasury shares. The holder of each Ordinary Share is entitled to one vote upon each of the matters to be presented at the EGM.

Registered joint holders of shares should take note that, pursuant to the Company's Articles of Association, only the first named joint holder of any share shall vote, either in person, by proxy or by Deed of Vote, without taking into account the other registered joint holder(s) of the share(s). For this purpose, the first named joint holder shall be the person whose name is registered first in the Shareholders Register.

Holders of ADSs are not registered in the Company’s Shareholders Register but may instruct the Depositary, Citibank, N.A., as to the exercise of the voting rights pertaining to the Ordinary Shares evidenced by their ADSs in the manner and to the extent provided in the Depositary Agreement governing the ADSs.

* * * * *

ITEM 1

APPROVAL OF A REGISTRATION RIGHTS AGREEMENT

The U.S. Securities Act of 1933 (“U.S. Securities Act”) requires shares to be registered with the Securities and Exchange Commission (“SEC”) before they may be sold to the public in the U.S., subject to certain exemptions. A registration rights agreement allows the shareholders who are parties thereto to require the Company to register their shares under the U.S. Securities Act and, subject to the conditions of the agreement, to freely offer their shares in the U.S. public market.

It is important to clarify that trading in stock exchanges in the United States is limited solely to shares actually registered for trading, and certain persons (including controlling shareholders) are restricted from freely trading their shares on the market.  Such persons are constrained to “trickling” small quantities of shares onto the market, which could, if carried out over a prolonged period, adversely impact the market value of the Company’s shares. In addition, it is generally preferable, for the Company and its public shareholders, that the Company agree in advance with its controlling shareholder on the modalities of any significant public sales of its securities by the controlling shareholder, so that the Company may manage public offerings of its securities and prevent sales at times which could be disadvantageous to the Company and its public shareholders. For these reasons, companies which are publicly traded in the United States, including the Company, as well as their shareholders, regularly deem it beneficial to establish registration rights agreements that help organize the registration of controlling shareholders’ shares for public sales in the United States. The considerations mentioned above are doubly salient for the Company due to its ownership structure and the high concentration of Company shares held by its controlling shareholder.

The Company’s controlling shareholder is subject to restrictions on the control core shares that it owns, due to the rules prescribed in the Israeli Communications Law (Telecommunications and Broadcasting), 5742 - 1982 and in the Communications Regulations, as well as in the licenses granted to the Company by the Ministry of Communications (“Restrictions on the Control over the Company”). Thus, for example, the Restrictions on the Control over the Company include, inter alia, the obligation to obtain various regulatory approvals for a transfer of the control over the Company, including approval from the Minister of Communications. The Company’s involvement in a process during which the controlling shareholder is offering shares of the Company to the public is critical, since noncompliance with any of the aforesaid restrictions is liable to jeopardize the licenses issued to the Partner Group.

On October 26, 1999, the Company entered into a registration rights agreement with its then principle founding shareholders (Advent Investments Pte. Ltd. (“Advent”), Matbit Telecommunications Systems Ltd., Tapuz Cellular Systems Limited Partnership and Matav Investments Ltd.), which granted the above-mentioned shareholders the right to require the Company to register Ordinary Shares held by them under the U.S. Securities Act (the “Original RRA”).

On October 28, 2009, the Company entered into a registration rights agreement with Scailex Corporation Ltd. (“Scailex”), following the change of control transaction between Advent and Scailex, according to which Scailex purchased 78,940,104 Ordinary Shares of the Company from Advent (the “Existing RRA”). In the Existing RRA, which was based on the Original RRA and was substantially similar to it, the Company agreed that, upon request from any Holder (as this term is defined in the Existing RRA) (the ”Demand Right”), the Company will file a registration statement under the U.S. Securities Act to register the Ordinary Shares held by him, subject to a maximum request of one Demand Right in any six-month period and to certain other limitations. There is no limit to the number of registrations that can be requested under the Existing RRA. The minimum amount of shares that must be included in any registration that can be requested under the Existing RRA is 2.65% of the Company’s outstanding shares. The Company has also granted to the Holder the right to include his Ordinary Shares in the registrations made by the Company (the “Piggy Back Right”). Upon the exercise of the Demand Right or the Piggy Back Right (the “Registration Rights”), the Company will be required to prepare and file a registration statement with the SEC, enter into an underwriting agreement in a customary form (in the case of an underwritten offering) and procure the delivery of certain customary documents, including legal opinions and comfort letters. In the case of a Demand Right, the Holder will pay all of his own legal fees and underwriting discounts and commissions applicable to the securities being offered and the remaining expenses are shared pro rata by the Company and the Holders. In the case of a Piggy Back Right, the Company will pay all fees except the underwriting discount applicable to the shares being sold by the Holder and the Holder’s legal fees. The Existing RRA also provides that the Company will indemnify each selling Holder and any underwriter against any liability arising as a result of a material misstatement in, or omission from, the registration statement.

The Existing RRA will terminate with respect to a Holder upon the earlier of (i) October 27, 2014 and (ii) when the Registerable Shares (as defined in the Existing RRA) held by such Holder can be sold in the United States public market pursuant to an exemption from the registration requirements of the U.S. Securities Exchange Act of 1934, without regard to a holding period, volume or manner-of-sale limitations.

On January 29, 2013, the change of control transaction between S.B. Israel Telecom Ltd. (“S.B.”) and Scailex was completed, according to which S.B. Purchased 47,833,333 Ordinary Shares of the Company from Scailex, all in accordance with the Share Purchase Agreement entered into on November 30, 2012 between Scailex and S.B. (the “Share Purchase Agreement”) (of these shares, (i) 44,850,000 Ordinary Shares were transferred to the S.B. on January 29, 2013, and (ii) 2,983,333 on future deferred closing dates). In addition, the Company was informed by S.B. that its transaction with Leumi Partners, according to which S.B. purchased 3,200,000 Ordinary Shares of the Company from Leumi Partners, was completed concurrently with the closing of the transaction between S.B. and Scailex.

It is proposed hereby that the Company enter into a registration rights agreement with  S.B., substantially in the form attached hereto as Annex “A” (the “Proposed RRA”). The terms and conditions of the Proposed RRA are based on the Existing RRA and are similar to it, except for the amendments annotated in Annex “A”, the most important of which are also explained below.

It should be noted, that at the Annual General Meeting of shareholders held on July 25, 2013 (the “AGM”), it was proposed that the Company enter into a registration rights agreement with  S.B., which would be based on the Existing RRA, but included certain amendments which were annotated in the registration rights agreement that was attached as an annex to the AGM Proxy Statement (the “Former Proposed RRA”). In light of comments received from shareholders or on their behalf with respect to the amendments included in the Former Proposed RRA, the AGM resolved to postpone the discussion and resolution of this matter to an adjourned meeting, in order to allow the Company to consider these comments. After careful consideration and comprehensive discussions of these comments by the Company's Audit Committee and Board of Directors, it was resolved to maintain the amendments included in the Former Proposed RRA, except with respect to the amendment regarding the term of the agreement - whereas in the Former Proposed RRA it was proposed to amend the term of the agreement to 7 years instead of 5 years, in the Proposed RRA, following comments received from shareholders and shareholder representatives, the term is 5 years (identical to the term of the Existing RRA). All other amendments in the Proposed RRA are identical to those included in the Former Proposed RRA.

The amendments are as follows:

(i)
Clause 3.01(a) has been amended to provide that each Holder shall have the right to require the Company to file, if the Company qualifies, a shelf registration statement relating to the offer and sale of all Registerable Shares by the Holder from time to time in accordance with the methods of distribution elected by such Holder.

This amendment is proposed for purposes of clarification only, since the Existing RRA already entitles the Holder to require the Company to file a shelf registration statement. The latter part of clause 3.01(a) (which will not be amended within the scope of the proposed amendment) explicitly states that the Company may satisfy its obligation to file a Demand Registration, insofar as it shall do so through an automatic shelf registration statement. As a result, the proposed amendment does not add to or otherwise alter the Company’s current obligations. Moreover, since according to current practices, public offerings of securities are frequently offered via shelf registration, it is common in registration rights agreements for the participating shareholders to have the right to demand a shelf registration. However, if the current Clause 3.01(a) (without the proposed amendment) is interpreted in a manner that denies the Holder the right to demand a shelf registration, it is liable to constitute a significant prejudice to the Holder’s rights under the registration rights agreement. Therefore, this amendment has been proposed to clarify and avoid uncertainty regarding this issue.

(ii)
Clause 3.01(a) would also be amended to provide that the Company shall be deemed to have effected a Demand Registration (1) if the demand registration statement is declared effective by the SEC and remains effective for not less than one hundred eighty (180) days (or such shorter period as shall terminate when all Registerable Shares covered by such demand registration statement have been sold or withdrawn), or (2) if such registration statement relates to an underwritten offering, such longer period as, in the opinion of counsel for the underwriter or underwriters, a prospectus is required by law to be delivered in connection with sales of Registerable Shares by an underwriter or dealer (the applicable period, the “Demand Period”) or (3) if in connection with a shelf registration statement, the shelf registration statement is continuously effective under the U.S. Securities Act in order to permit the prospectus forming a part thereof to be usable by Holders until the date as of which all Registerable Shares have been sold pursuant to the shelf registration statement or another registration statement filed under the U.S. Securities Act or the date as of which the Holders are permitted to sell their Registerable Shares without registration under the U.S. Securities Act pursuant to Rule 144 under the U.S. Securities Act without volume limitation or other restrictions on transfer thereunder.

In addition, the proposed amendment to clause 3.01(a) would provide that no Demand Registration shall be deemed to have been effected if (1) during the Demand Period such registration is interfered with by any stop order, injunction or other order or requirement of the SEC or other governmental agency or court or (2) the conditions to closing specified in the underwriting agreement, if any, entered into in connection with such registration are not satisfied other than by reason of a wrongful act, misrepresentation or breach of such applicable underwriting agreement by the Holder.

The purpose of this proposed amendment is to ensure certainty and clarity with regard to those circumstances under which the Company has fulfilled its obligations towards the Holders pursuant to the registration rights agreement. Any ambiguity relative to this issue could give rise to a dispute between the parties. It is therefore advisable for the Company, as well as the Holders, to clarify the specific conditions under which the Company shall be deemed as having fulfilled its obligations under the agreement.

Furthermore, because the registration rights agreement limits the Holder to making a Demand Registration no more than once every six months, the proposed amendment prescribes that, upon the occurrence of certain events that prevent the actual making of a Demand Registration, the Holder’s right to make a Demand Registration at that time will not be exhausted. The proposed amendment also serves to clarify and define under which circumstances the Holder’s rights vis-à-vis the Company will be exhausted.

(iii)
Clause 3.01(b) would be amended to provide that the Company has the right to postpone or delay the filing of any Demand Registration upon giving prompt notice of such action to the Holders, and that the postponement or delay will be for a period not exceeding 45 days.

The purpose of the proposed amendment is to define the procedure and the actions that the Company is required to take for the purpose of exercising its right to postpone temporarily the Holder’s request to file the Demand Registration. Furthermore, and in order to avoid any delays in the decision-making process at the Company relative to suspending the filing of such a Demand Registration, and considering the Holder’s right to exercise his right to file a Demand Registration only once every six months, the suspension period has been limited to 45 days, a timeframe agreed upon following discussions between the parties.

(iv)
Clause 3.02(a) would be amended to provide that in case of a Piggy Back Registration, if the offering pursuant to a registration statement is to be underwritten, then each Holder making a request for a Piggy Back Registration must, and the Company shall make such arrangements with the managing underwriter or underwriters so that each such Holder may, participate in such underwritten offering. If the offering pursuant to a registration statement is to be on any other basis, then each Holder making a request for a Piggy Back Registration must, and the Company shall make such arrangements so that each such Holder may, participate in such offering on such basis. Each Holder shall be permitted to withdraw all or part of its Registerable Shares from a Piggy Back Registration at any time prior to the effectiveness of such registration statement.

The purpose of the proposed amendment is to clarify and provide a detailed explanation of the rights and obligations of a Holder who is filing a Demand Registration to participate in an underwritten or other public offering of the Company’s securities. The Company believes that the proposed amendment is beneficial to both parties to the registration rights agreement, as well as to the Company’s shareholders generally, since the amendment helps organize the process by which a Holder may join a public offering of securities planned by the Company and thus helps ensure the orderly marketing of the Company’s shares. The Company also has the possibility of asking the Holder to withdraw his Demand Registration if, as a result of the Holder’s Demand Registration being piggy backed to the Company’s registration to offer its shares, the underwriters warn the Company that the combined size of the offering may be more than the market can absorb or that it may cause the market value of the Company’s listed securities to diminish materially.

(v)
Clause 3.02(e) would be amended to provide that in the event of a Piggy Back Registration, or if the Company decides not to proceed with the public offering which included a Piggy Back Registration, the Holder’s right to request a Demand Registration under Section 3.01 shall not be prejudiced.

The proposed amendment was added solely for purposes of clarification, since the Holder is entitled, in any case, to submit a Demand Registration to the Company, without any connection to his right to Piggy Back Registration when the Company initiates a public offering. Therefore, in the event that the Company decides to withdraw its public offering, the Holder’s right to request that the Company file a Demand Registration pursuant to clause 3.01 of the registration rights agreement will not be prejudiced. In the opinion of the Company, this is the logical and accepted interpretation of the wording of the Existing RRA, and therefore, the amendment serves simply as a clarification without effect on the parties’ rights or obligations.

(vi)	A clarifying amendment to Clause 3.04, the Registration Expenses clause.

The purpose of the proposed amendment is solely to clarify that the underwriting fees and discounts are relevant only if the registered offering is being carried out as an underwritten offer. The terms of the agreement relative to expenses is the same as had existed in the Original RRA and the Existing RRA.

It should be noted that, due to an inadvertent clerical error, the proposed amendment was inserted in an incorrect position in the clause in the Former Proposed RRA. Its position has been corrected in the Proposed RRA.

(vii)	Other technical amendments annotated in Annex “A”.

The Company was informed by Scailex that under the terms of the Share Purchase Agreement, the parties agreed that subject to any applicable law, each of Scailex and S.B. undertakes at all times to affirmatively vote all of their Shares for the approval of the registration rights agreement, as may be amended from time to time.

The Audit Committee and the Board of Directors have noted the personal interest (as defined in the Israeli Companies Law) of the directors nominated by S.B. (Mr. Shlomo Rodav, Mr. Adam Chesnoff, Mr. Fred Gluckman, Mr. Sumeet Jaisinghani, Mr. Yoav Rubinstein, Mr. Arieh Saban and Mr. Elon Shalev) and the personal interest of the directors nominated by Scailex (Mr. Ilan Ben-Dov and Mr. Yahel Shachar) in this matter.

The Audit Committee and the Board of Directors of the Company approved, and recommended to the shareholders to approve, the Proposed RRA and resolved that the Proposed RRA is in the best interest of the Company and its public shareholders, since it will help to facilitate an orderly disposal of the Company's shares by the shareholder who will become party to the Proposed RRA in consultation and coordination with the Company and will allow the Company to regulate significant offerings by such shareholder outside "blackout" periods, as well as when the Company offers shares in the market at its initiative.

It is proposed that at the EGM the following resolutions be adopted:

“RESOLVED: to approve a registration rights agreement between the Company and S.B. Israel Telecom Ltd. substantially in the form attached hereto as Annex “A” ; and

 RESOLVED:  this resolution is in the best interest of the Company.”

The vote of the holders of a majority of the Ordinary Shares participating in the EGM and voting on the matter is required for the approval of item no. 1 on the agenda; provided, that one of the following conditions is fulfilled: (i) the majority of votes in favor of the matter shall include at least a majority of the votes of shareholders not constituting Controlling Parties in the Company, or those having a Personal Interest in the approval of this item, participating in the vote; which votes shall not include abstaining votes; or (ii) the total number of objecting votes of the shareholders mentioned in clause (i) does not exceed 2% of the total voting rights in the Company.

A shareholder shall notify the Company at the address above at least seventy two (72) hours prior to the time of the EGM, whether the shareholder is a Controlling Party in the Company or the shareholder has a Personal Interest in the approval of item no. 1 on the agenda or not, as a condition for that shareholder's right to vote and be counted with respect to this resolution. A shareholder voting, by means of a Deed of Vote, may include said notice regarding his Controlling Party interest or his Personal Interest on the Deed of Vote (to be submitted to the Company at least seventy two (72) hours prior to the time of the EGM).

The Board of Directors recommends a vote FOR approval of these proposed resolutions.

ITEM 2

APPROVAL OF A COMPENSATION POLICY FOR THE COMPANY'S
OFFICE HOLDERS

Amendment No. 20 to the Israeli Companies Law (“Amendment 20”) effected substantial revisions in the manner that Israeli companies like us may compensate directors and other office holders (as such term is defined in the Israeli Companies Law, each an "Office Holder").

We propose adopting hereby, pursuant to the provisions of Amendment 20, a compensation policy for our Office Holders, substantially in the form attached hereto as Annex “B” (the "Compensation Policy” or the "Policy”). For the shareholders' convenience, attached hereto as Annex “C” is an English convenience translation of the binding Hebrew Compensation Policy.

The Terms of Office and Employment1 of each of our Office Holders are to be determined on the basis of the Compensation Policy (the “Compensation" or the “Compensation Plan”) and shall be submitted for approval by our Compensation Committee of the Board of Directors (the "Compensation Committee"), our Board of Directors and, if applicable, the General Meeting of shareholders, as required under the Israeli Companies Law.2

1
As this term is defined in the Israeli Companies Law from time to time. As of the adoption date of this Policy - the terms of office or employment of an Office Holder, including the granting of an exemption, insurance, an undertaking to indemnify, or an indemnification under an undertaking to indemnify, Severance Bonus, and any benefit, other payment or undertaking of a payment as stated, which are given because of service or employment as stated. Capitalized terms referring to the Policy that are not defined herein, shall have the respective meanings ascribed to them in the Policy.

2
Insofar as the Office Holder is holding office through a company under his/her control, the provisions of the Compensation Policy shall apply mutatis mutandis: the Compensation to an Office Holder shall be paid against an invoice and not as a wage, and the components of the Compensation will be normalized so that, in economic terms, they will conform to that stated in this Policy.

The purpose of the Policy is to set guidelines for the mode of compensation of our Office Holders. Therefore, the indices presented in the Policy are intended to prescribe an adequately broad framework that shall enable our Compensation Committee and Board of Directors to formulate personal Compensation Plans3 for any Office Holder or a particular compensation component according to individual circumstances (including unique circumstances), according to the Company’s needs, in a manner that is congruent with the Company's benefit and the Company’s overall strategy over time. We deem our Office Holders as partners in the Company's success and the holistic approach to Office Holders’ Compensation derives from this view. It is hereby clarified that no statement in the Policy or herein purports to vest any right to the Office Holders to whom the principles of the Policy apply, or to any other third party, and not necessarily will use be made of all of the components and ranges presented in the Policy (e.g., we are currently at the lower part of these ranges).

The Compensation Policy is based on principles that enable a proper balance between the desire to reward Office Holders for their achievements and the need to ensure that the structure of the Compensation is in line with the Company's benefit and overall strategy over time.

The Compensation Policy was formulated with the aim of advancing the Company’s objectives, its work plans and its policies with a long-term perspective, and in a manner that creates appropriate incentives for the Company’s Office Holders, while taking into account, inter alia, the Company’s risk-management policy, its size, its financial position and the nature of its activities. The Compensation Policy was set in a manner that will be congruent with the Company’s business strategy and will constitute an incentive to implement it, and in a manner designed to enhance the Office Holders’ sense of identification with the Company and its activities, increase their satisfaction and motivation and ensure that the Company can retain those Office Holders who have been contributing to the Company over time.

The Compensation Policy was not formulated to prejudice existing compensation of any of the Company's Office Holders (including the Company’s Chief Executive Officer, as detailed in the Policy), since the Office Holders have relied thereon during their employment by the Company, and the Company will abide by all of the existing arrangements that are in effect on the approval date of this Compensation Policy, as long as these remain in effect. Any existing Compensation (including Bonuses), where the granting thereof and the method used to determine it are not discretionary (such as a Bonus deriving from predefined quantitative targets or calculated according to the period of employment), is not subject to approval according to the Compensation Policy or Amendment 20; any existing Compensation where the granting thereof is discretionary (such as a Bonus being awarded in recognition of overall contribution to the Company) shall require approval as required pursuant to the Israeli Companies Law.

Our Board of Directors is responsible for managing and implementing the Compensation Policy and shall discuss and determine the procedure for supervising the proper implementation of the Compensation Policy, intended to ensure that it is being implemented. In addition, the Board of Directors has the authority to interpret the provisions of the Compensation Policy in any instance of doubt as how to implement it.

3
“Compensation Plan” - is defined in the Policy as a plan relating to the Terms of Office or Employment of an Office Holder or a number of Office Holders of the Company, regarding a particular matter or a variety of matters.

At least once every three years, and following our Compensation Committee's recommendation, our Board of Directors shall discuss and decide whether to approve a Compensation Policy for our Office Holders that will advance our targets. Our Compensation Committee and Board of Directors shall also review our Compensation Policy and the need to amend it to conform to the provisions of the law from time to time, or in the event that a material change in circumstances occurs from those that had existed when the Policy was last approved or for other reasons. The Compensation Policy shall be submitted for the approval of the General Meeting of shareholders as required pursuant to the Israeli Companies Law.4

As required pursuant to the provisions of Amendment 20, our Board of Directors has appointed a board committee for compensation matters - the Compensation Committee, comprised, as of the date hereof, of three members - all of our serving external directors (Mr. Barry Ben Zeev (Woolfson), Chairman and Dr. Michael Anghel) and one independent director (bilty talui) (Mr. Arie (Arik) Steinberg).

Without derogating from the foregoing and subject to the requirements of the Israeli Companies Law, following its approval by our Compensation Committee, our Board of Directors shall formulate and approve Compensation Plans for Office Holders, in reference to the Compensation Policy and to data presented for this purpose by our Chief Executive Officer or on his behalf at the relevant time of review.

The Company designed the Compensation mechanism for Office Holders in a manner intended to encourage improvement in the Company’s business processes and mode of operation and to encourage the increase of the Company’s profitability over time. The Compensation Policy prescribes an outline of principles whereby a Compensation Plan shall be defined for each of the Office Holders, which is generally comprised of three components - Ongoing Remuneration, annual Bonus and Equity Compensation (as these terms are defined in the Policy), all pursuant to the principles specified in the Policy. Without limiting the generality of the foregoing, the compensation levels of the Company’s Office Holders shall be within the customary range for Office Holders at similar companies included in a comparative survey used by the Company in order to compare the reasonability and outward fairness of its compensation system and the terms thereof in the Policy are a maximum level, not conferring a right to any employee to demand these terms. The annual Bonus, payment of which is subject to a minimum criterion, is based on a targets plan at the level of the Company, the division and a personal evaluation. The targets plan is usually defined in advance shortly after the Company’s budget is approved for the following year and before the start of the year for which the annual Bonus is to be paid. Finally, the Equity Compensation is intended to align the long-term interests of our Office Holders with those of our shareholders (however the real value thereof at the time of exercise, if any, is difficult to determine). As we wish to limit our fixed expenses (the Ongoing Remuneration) while preserving flexibility to attract and retain high-quality Office Holders, there is a fundamental preference in the Policy for allowing a relatively wide range of Variable Components for future utilization.

4
However, to the extent permitted by law, if the General Meeting shall oppose approving the Policy, the Compensation Committee and Board of Directors shall be able to approve the Policy, after having held another discussion of the Policy and after having determined, on the basis of detailed reasoning, that, notwithstanding the opposition of the General Meeting, the adoption of the Policy is for the benefit of the Company. This provision is not currently applicable to us.

Further details regarding the principles for and outline of Office Holders' personal Compensation Plans and of various compensation components are detailed in the full text of the Compensation Policy which is attached hereto as Annex “B”. The summary above is qualified in its entirety by reference to the full text of the Policy.

It should be noted, that at the AGM, we proposed to adopt a compensation policy for our Office Holders, in the form that was attached as an annex to the AGM Proxy Statement (the “Former Proposed Compensation Policy” or the “Former Proposed Policy”). In light of certain comments received from shareholders or on their behalf with respect to the Former Proposed Compensation Policy, the AGM resolved to postpone the discussion and resolution of this matter to an adjourned meeting, in order to allow the Company to consider these comments. After careful consideration of all comments received from shareholders and shareholder representatives and comprehensive discussions by the Company's Compensation Committee and Board of Directors, the Former Proposed Compensation Policy was amended and a summary of the main amendments is set out below:

(i)
Clause 5.1.3 has been amended to conform with an amendment to the Israeli Companies Law and with the disclosure requirements set in the Israel Securities Authority position dated September 9, 2013 (the “ISA Position”).

(ii)
Clause 5.2.2 has been amended to provide that the granting of an Equity Compensation to the Company's External Directors shall be made through the use of equity instruments, but not by way of granting options.

(iii)
Clause 5.3 has been amended to conform with the disclosure requirements set in the ISA Position and to reduce the ratios that were set between the Variable Components (non-equity and equity) and the Fixed Components.

(iv)	Clause 5.4.1 was amended in order to detail more broadly the comparative analysis (benchmark) that the Company uses in the process of determining the Compensation Plan for Office Holders.

(v)
Clause 5.5.1 was amended to include a minimum criterion for receiving the annual Bonus. It should be noted that the criterion was set in light of the high volatility in the Israeli telecommunications market and the sharp decrease in the Company's EBITDA over the past three years. The cap that was set for the aggregate annual bonuses for all senior officers was omitted, due to the fact that the maximum ratio between the non-equity Variable Components and the Fixed Components is already set in Clause 5.3, as required according to the ISA Position.

(vi)	Clause 5.5.1.3 (c) was amended to provide that the weight to be assigned to the “personal evaluation” category shall not exceed 20%.

(vii)
Clause 5.5.2 was amended to clarify that the Company will be allowed to commit to grant a Severance Bonus to an Office Holder only under exceptional circumstances and based on reasons of great importance to be detailed in the resolutions of the Company’s organs.

(viii)	Clause 5.6.3 was amended to include a mechanism according to which the exercise price of the options to be granted shall be determined.

(ix)	Clause 5.6.6 was amended to reduce the maximum cumulative dilution rate.

(x)	Clause 5.6.11 regarding repricing of an equity compensation was deleted.

(xi)	Clause 5.7 regarding comparative analysis relative to the market was added.

(xii)
Clause 6 was amended to include the new Maximum Indemnity Amount in the Company's indemnification letters (to be granted as of the date of approval of the Compensation Policy) and to clarify that approval of the Policy does not purport to constitute approval of the granting of a release to Office Holders.

The summary is qualified in its entirety by reference to the full text of the Compensation Policy.

Our Compensation Committee has considered various matters in connection with our Compensation Policy on five separate occasions (the last one focused on the amendments that were made to the Former Proposed Compensation Policy). Thereafter, it has approved the Compensation Policy and recommended that our Board of Directors and our shareholders approve it. Our Board of Directors has conducted three separate meetings to consider the Compensation Policy recommended by our Compensation Committee (the last meeting focused on the amendments that were made to the Former Proposed Compensation Policy). In their extensive deliberations, our Compensation Committee and our Board of Directors have respectively considered numerous factors and aspects (including those required by Amendment 20) affecting the Policy and discussed the provisions of the Policy as well as various compensation components included in the Policy.

The directors noted that the Compensation Policy was formulated with the aim of advancing the Company’s objectives, with a long-term perspective, while preserving a high management level in the Company, at a challenging time in the Israeli telecommunications market.

The directors noted that the Compensation Policy is based on principles that enable a proper balance between the desire to reward Office Holders for their achievements and the need to ensure that the structure of the Compensation is in line with the Company's benefit and overall strategy over time. The purpose of the Policy is to set guidelines for the mode of Compensation of our Office Holders. The directors deem our Office Holders as partners in the Company's success and the holistic approach to Office Holders’ Compensation derives from this view.

While setting the Compensation Policy, our Compensation Committee and Board of Directors discussed the text in the Policy regarding existing agreements and included a statement in the Policy clarifying that no change should be made to Compensation Plans already approved before the date of approval of the Compensation Policy by the shareholders (inclusive).

The Compensation Committee and Board of Directors have respectively resolved: (i) to approve the Compensation Policy and recommend that our shareholders approve it; (ii) that the Compensation Policy is based on principles that enable a proper balance between the desire to reward Office Holders for their achievements and the need to ensure that the structure of the Compensation is in line with the Company's benefit and overall strategy over time and that adoption of the Compensation Policy is important to advance the Company’s objectives, with a long-term perspective, at a challenging time in the Israeli telecommunications market; and (iii) that these resolutions are in the best interest of the Company.

The Compensation Committee and Board of Directors have noted the respective personal interests of all our directors in the resolutions below.

As announced in 2012 by Scailex, S.B. and Scailex (and their respective affiliates) are generally voting in a unified manner (according to a majority vote among them).

It is proposed that at the EGM the following resolutions be adopted:

“RESOLVED: to approve the Compensation Policy substantially in the form attached hereto as Annex “B”; and

RESOLVED: this resolution is in the best interest of the Company.”

The vote of the holders of a majority of the Ordinary Shares participating in the EGM and voting on the matter is required for the approval of item no. 2 on the agenda; provided, that one of the following conditions is fulfilled: (i) the majority of votes in favor of the matter shall include at least a majority of the votes of shareholders not constituting Controlling Parties in the Company, or those having a Personal Interest in the approval of this item, participating in the vote; which votes shall not include abstaining votes; or (ii) the total number of objecting votes of the shareholders mentioned in clause (i) does not exceed 2% of the total voting rights in the Company.

A shareholder shall notify the Company at the address above at least seventy two (72) hours prior to the time of the EGM, whether the shareholder is a Controlling Party in the Company or the shareholder has a Personal Interest in the approval of item no. 2 on the agenda or not, as a condition for that shareholder's right to vote and be counted with respect to this item. A shareholder voting by means of a Deed of Vote, may include said notice regarding his Controlling Party interest or his Personal Interest on the Deed of Vote (to be submitted to the Company at least seventy two (72) hours prior to the time of the EGM).

The Board of Directors recommends a vote FOR approval of these proposed resolutions.

ITEM 3

APPROVAL AND RATIFICATION OF THE GRANT OF
INDEMNIFICATION LETTERS TO DIRECTORS

The Israeli Companies Law and the Company’s Articles of Association authorize the Company, subject to the required approvals, to undertake in advance to indemnify directors and other office holders of the Company for liabilities or expenses he will incur, or that will be imposed on him, as a result of an action or inaction by such person (or together with other directors or office holders of the Company) in his capacity as a director or office holder of the Company. The Israeli Companies Law combined with the Israeli Securities Law (1968) (the “Israeli Securities Law”) authorize indemnification for:

(i)
financial liability incurred or imposed in accordance with a judgment, including a judgment given in a settlement or a judgment of an arbitrator approved by a court; provided, that such liability pertains to one or more of the events set forth in the indemnification letter, which, in the opinion of the Board of Directors of the company, are anticipated in light of the company’s activities at the time of the grant of indemnification and is limited to the sum or measurement of indemnification determined by the Board of Directors to be reasonable under the circumstances and set forth in the indemnification letter;

(ii)
reasonable litigation expenses, including legal fees, incurred or ordered by a court in the context of proceedings filed by or on behalf of the company or by a third party, or in a criminal proceeding in which the director or office holder is acquitted or if convicted, for an offense which does not require criminal intent;

(iii)
reasonable litigation expenses, including legal fees incurred due to an investigation or proceeding conducted by an authority authorized to conduct such investigation or proceeding and which has ended without the filing of an indictment against the director or office holder and no financial liability was imposed on the director or office holder in lieu of criminal proceedings, or has ended without the filing of an indictment against the director or office holder, but financial liability was imposed on the director or office holder in lieu of criminal proceedings in an alleged criminal offense that does not require proof of criminal intent, within the meaning of the relevant terms in the law or in connection with a financial fine (Itzum Caspi);

(iv)	Payment to the injured party as a result of a violation set forth in Section 52.54(a)(1)(a) of the Israeli Securities Law, including by indemnification in advance; and

(v)
Expenses incurred in connection with a proceeding (a “Proceeding” - halich) under Chapters H3, H4 or I1 of the Israeli Securities Law, or under Chapter 4 of Part 9 of the Israeli Companies Law, in connection with any affairs including reasonable legal expenses (e.g., attorney fees), including by indemnification in advance.

The Israeli Companies Law combined with the Israeli Securities Law provides that a company may not indemnify a director or an office holder for his liability including for: (a) a breach of duty of loyalty towards the company, unless the director or office holder acted in good faith and had reasonable grounds to assume that the action would not harm the company’s best interest; (b) a breach of duty of care done intentionally or recklessly (pezizut) except for negligence; (c) an act intended to unlawfully yield a personal profit; (d) a fine, civil fine (knass ezrahi), financial sanction (Itzum Caspi) or a penalty (kofer) imposed upon the director or office holder; and (v) a Proceeding (halich).

At the Annual General Meeting held on May 8, 2012, the shareholders of the Company approved the grant of an indemnification letter (the “Indemnification Letter”) to the following directors currently serving on the Board of Directors: Dr. Michael Anghel, Mr. Barry Ben-Zeev (Woolfson), Ms. Osnat Ronen and Mr. Arie (Arik) Steinberg. The resolutions with respect to the granting of the Indemnification Letter to other directors currently serving on the Board of Directors (Mr. Ilan Ben-Dov and Mr. Yahel Shachar) were not approved by the required special majority.

At the Extraordinary General Meeting of shareholders held on April 11, 2013 (the “Previous EGM”), the Company proposed to issue the Indemnification Letter to each of the new directors nominated by S.B. and the directors nominated by Scailex which were not granted the Indemnification Letter at the 2012 AGM, as follows: (i) Mr. Shlomo Rodav, (ii) Mr. Ilan Ben-Dov, (iii) Mr. Adam Chesnoff, (iv) Mr. Fred Gluckman, (v) Mr. Sumeet Jaisinghani, (vi) Mr. Yoav Rubinstein, (vii) Mr. Arieh Saban, (viii) Mr. Yahel Shachar and (ix) Mr. Elon Shalev, in each case, serving (including prior to the date thereof) as the Company's director, or as a director or office holder on behalf of the Company in other companies (each, an “Indemnified Person”; collectively, the “Indemnified Persons”). In light of the reservations raised at the Previous EGM with respect to the maximum indemnity amount, the resolutions with respect to the granting of the Indemnification Letter, were not approved by the required special majority.

Therefore, at the AGM it was proposed to issue a revised indemnification letter to each of the Indemnified Persons, substantially in the form that was attached as an annex to the AGM Proxy Statement, which included amendments with respect to the maximum indemnity amount, in light of these comments received from shareholders or on their behalf (the “Revised Indemnification Letter”). The AGM resolved to postpone the discussion and resolution of this matter to an adjourned meeting, in order to allow the Company to consider further comments and questions received from shareholders or on their behalf with respect to the Revised Indemnification Letter.

After conducting discussions with certain shareholder representatives in which the Company provided explanations with respect to the Revised Indemnification Letter that were acceptable to those shareholder representatives and after careful consideration of other comments received, it was concluded that there is no need to amend the Revised Indemnification Letter. Therefore the Company is hereby proposing to issue the Revised Indemnification Letter to each of the Indemnified Persons, substantially in the form attached hereto as Annex “D”, effective as of January 29, 2013, except with respect to the indemnification letters of Mr. Ilan Ben-Dov and Mr. Yahel Shachar, which will be effective as of April 28, 2013 (the date of expiration of their previous indemnification letters).

According to the Revised Indemnification Letter, the aggregate indemnification amount payable by the Company to the Indemnified Persons and all other indemnified persons pursuant to all letters of indemnification issued to them by the Company on or after the date of the EGM, which indemnification letters include a maximum indemnity amount substantially similar to the Maximum Indemnity Amount under Section 3.13 of the Revised Indemnification Letter (the “Maximum Indemnity Amount”), for any occurrence of an event set out in Schedule I to the Revised Indemnification Letter (each, an “Event”), will not exceed 25% of shareholders equity (according to the latest reviewed or audited financial statements approved by Partner's Board of Directors prior to approval of the indemnification payment); provided, however, that under the circumstances where indemnification for the same Event is to be made in parallel to (i) an Indemnified Person and such other indemnified persons under a Revised Indemnification Letter (or other letters including a maximum indemnity amount substantially similar to the Maximum Indemnity Amount), and to (ii) one or more indemnified persons under indemnification letters issued (or to be issued) by Partner containing a maximum indemnity amount which is the higher of 25% of shareholders equity and 25% of market capitalization (the “Combined Maximum Indemnity Amount”), the Maximum Indemnity Amount for any Indemnified Person and any other indemnified person under a Revised Indemnification Letter (or other letters including a maximum indemnity amount substantially similar to the Maximum Indemnity Amount) shall be adjusted so it does not exceed the Combined Maximum Indemnity Amount to which any other indemnified person is entitled under any indemnification letter containing the Combined Maximum Indemnity Amount.

The Revised Indemnification Letter is annotated to show changes made from the version of the Indemnification Letter that was last approved by the shareholders on May 8, 2012, (A) to change the Maximum Indemnity Amount, as explained above, and to clarify the calculation method of the Maximum Indemnity Amount, and (B) to state that an Indemnified Person shall repay to Partner any amount received pursuant to an Indemnification Letter, which is based on data or financial results that will later be found to be erroneous and restated in Partner's financial statements.

The description herein is qualified in its entirety by reference to the full text of the Revised Indemnification Letter.

The Compensation Committee and Board of Directors have considered several factors in connection with the proposed resolutions (in line with Amendment 20 to the Israeli Companies Law as described above), including the following: (a) that generally, the indemnification letter should be in a uniform manner for all directors (as customary) at the time of the grant and it is not appropriate to adjust it separately to the circumstances of each director or to other compensation he receives from the Company and it should be set according to quantifiable criteria and it is irrelevant to compare the indemnification letter to the compensation of Company employees (or the employees of  contractors who are working for the Company). In addition, the essence of the indemnification letter does not allow for the possibility of retaining discretion with respect to a reduction of the indemnification when it is actually paid; (b) that the Revised Indemnification Letter was revised so that a condition was added that clarifies that a director will be required to repay the Company amounts paid to him based on data that was later restated in the Company's financial statements; (c) that granting the Revised Indemnification Letter to directors is important to enable the directors to promote the Company's objectives, its business plan and policy in the long term and to create proper and balanced incentives to the directors considering, among other things, the Company's risk-management policy, size and nature of activities; (d) that granting the Revised Indemnification Letter to directors is essential to ensure the recruitment and service of appropriate directors, having the qualifications, expertise and experience relevant to serving on the Company's Board of Directors, considering the high exposure faced today by directors in public companies and moreover in companies with securities publicly listed in the USA and in Israel.

The Compensation Committee and the Board of Directors of the Company have approved and ratified, and recommended to the shareholders to approve and ratify, the grant of the Revised Indemnification Letter to each Indemnified Person, resolved that the Maximum Indemnity Amount is reasonable given the circumstances and that the indemnification events listed in Schedule I of the Revised Indemnification Letter are anticipated in light of Partner's current activities, and resolved that such resolutions are in the best interest of the Company. The Compensation Committee and the Board of Directors have noted that the directors who are Indemnified Persons have a Personal Interest in this matter.

As described above (under item no. 2), Scailex announced in 2012, that S.B. and Scailex (and their respective affiliates) are generally voting in a unified manner (according to a majority vote among them).

It is proposed that at the EGM the following resolutions be adopted:

(i)	“RESOLVED: to approve and ratify the Company’s undertaking to indemnify Mr. Shlomo Rodav and to provide him with the Revised Indemnification Letter;

(ii)	RESOLVED: to approve and ratify the Company’s undertaking to indemnify Mr. Ilan Ben-Dov and to provide him with the Revised Indemnification Letter;

(iii)	RESOLVED: to approve and ratify the Company’s undertaking to indemnify Mr. Adam Chesnoff and to provide him with the Revised Indemnification Letter;

(iv)	RESOLVED: to approve and ratify the Company’s undertaking to indemnify Mr. Fred Gluckman and to provide him with the Revised Indemnification Letter;

(v)	RESOLVED: to approve and ratify the Company’s undertaking to indemnify Mr. Sumeet Jaisinghani and to provide him with the Revised Indemnification Letter;

(vi)	RESOLVED: to approve and ratify the Company’s undertaking to indemnify Mr. Yoav Rubinstein and to provide him with the Revised Indemnification Letter;

(vii)	RESOLVED: to approve and ratify the Company’s undertaking to indemnify Mr. Arieh Saban and to provide him with the Revised Indemnification Letter;

(viii)	RESOLVED: to approve and ratify the Company’s undertaking to indemnify Mr. Yahel Shachar and to provide him with the Revised Indemnification Letter; and

(ix)	RESOLVED: to approve and ratify the Company’s undertaking to indemnify Mr. Elon Shalev and to provide him with the Revised Indemnification Letter.

RESOLVED: with respect to each item above, that the Maximum Indemnity Amount is reasonable given the circumstances and that the indemnification events listed in Schedule I of the Revised Indemnification Letter are anticipated in light of Partner's current activities; and

RESOLVED: these resolutions are in the best interest of the Company.”

The vote of the holders of a majority of the Ordinary Shares participating in the EGM and voting on the matter is required for the approval of any of items no. 3(i)-3(ix) on the agenda; provided, that one of the following conditions is fulfilled: (i) the majority of votes in favor of the matter shall include at least a majority of the votes of shareholders not constituting Controlling Parties in the Company, or those having a Personal Interest in the approval of the pertinent items participating in the vote; which votes shall not include abstaining votes; or (ii) the total number of objecting votes of the shareholders mentioned in clause (i) does not exceed 2% of the total voting rights in the Company.

A shareholder shall notify the Company at the address above at least seventy two (72) hours prior to the time of the EGM, whether the shareholder is a Controlling Party in the Company or the shareholder has a Personal Interest in the approval of any of items no. 3(i)-3(ix) on the agenda or not, as a condition for that shareholder's right to vote and be counted with respect to these items. A shareholder voting, by means of a Deed of Vote, may include said notice regarding his Controlling Party Interest or his Personal Interest on the Deed of Vote (to be submitted to the Company at least seventy two (72) hours prior to the time of the EGM).

The Board of Directors recommends a vote FOR approval of these proposed resolutions.

RESTRICTIONS ON VOTING RIGHTS

Partner conducts its operations pursuant to licenses granted to Partner (directly or indirectly) by the Minister of Communications of the State of Israel. Partner’s Articles of Association and, with respect to shareholders other than shareholders of Partner prior to its public offering, the License contains provisions that may cause the suspension of voting rights of the holders of Ordinary Shares or ADSs if such voting rights would breach the ownership limits contained in the License. These limits prohibit the transfer or acquisition of 10% or more of Partner’s means of control and acquisition of control of the Company without the consent of the Minister of Communications of Israel, and restrict cross-control and cross-ownership of other mobile telephone operators in Israel, and shareholdings and agreements which may reduce or harm competition. Ordinary Shares or Ordinary Shares represented by ADSs held in breach of these limits may be considered dormant shares. Notwithstanding anything to the contrary in this Proxy Statement, dormant shares will not bear any rights to which the holders would otherwise be entitled, other than the right to receive dividends and other distributions to shareholders (including the right to participate in rights offerings). Specifically, the holders of dormant shares will not have voting rights with respect to their dormant shares, nor will they have the right to participate in general meetings of shareholders.

Any shareholder seeking to vote at the EGM must notify the Company prior to the vote, or, if the vote is by Deed of Vote, must so indicate on the Deed of Vote, or in case of appointment of a proxy by means of a Deed of Authorization, must so indicate on the Deed of Authorization, if any of the shareholder’s holdings in Partner or the shareholder’s vote require the consent of the Minister of Communications due to a breach by the shareholder of the restrictions on the transfer or acquisition of means of control or acquisition of control of Partner, or the provisions regarding cross-ownership or cross-control of other mobile telephone operators in Israel, in each case as specified in Sections 21 and 23 of the License (a translation of Sections 21-24 of the License is attached hereto as Annex “E”). If a shareholder does not provide such notification, the shareholder shall not vote and, if the shareholder has voted, his vote shall not be counted.

By Order of the Board of Directors ROLY KLINGER, ADV. Company Secretary

Dated: September 12, 2013

Annex “A”

REGISTRATION RIGHTS AGREEMENT

REGISTRATION RIGHTS AGREEMENT, dated as of _______, ~~2009~~ 2013 (this "Agreement"), by and between Partner Communications Company Ltd., a company organized under the laws of Israel (the "Company"), and ~~Scailex Coporation~~ S.B. Israel Telecom Ltd., a company organized under the laws of Israel (the "Shareholder").

WHEREAS, the Shareholder entered into that certain Share Purchase Agreement, dated as of ~~August 12, 2009~~ November 30, 2012, by and between the Shareholder and ~~Advent Invstements Pte~~Scailex Corporation Ltd. (the “Share Purchase Agreement”), under which the Shareholder ~~will acquired 44,850,000~~ purchased 47,833,333 ordinary shares, par value NIS 0.01 per share, of the Company (the Company’s ordinary shares, the "Ordinary Shares")~~1~~. Of these shares, (i) 44,850,000 Ordinary Shares were transferred to the Shareholder on January 29, 2013, and (ii) 2,983,333 on future deferred closing dates;

WHEREAS, the Shareholder also purchased 3,200,000 Ordinary Shares from Leumi Partners Ltd. on January 29, 2013;

WHEREAS, ~~in connection with the transactions contemplated by~~following the closing of the transaction according to the Share Purchase Agreement the Shareholder desires that this Agreement shall be executed and delivered; and

WHEREAS, the audit committee and the board of directors of the Company have determined that it is in the best interests of the Company to enter into this Agreement with the Shareholder in connection with the Share Purchase Agreement.

NOW, THEREFORE, in consideration of the mutual promises, representations, warranties and conditions contained herein, the parties hereto agree as follows:

ARTICLE I
Definitions

SECTION 1.01. As used in this Agreement, the following terms shall have the following respective meanings:

"Commission" shall mean the United States Securities and Exchange Commission, or any other United States federal agency at the time administering the Securities Act or the Exchange Act, as applicable, whichever is the relevant statute.

"Exchange Act" shall mean the United States Securities Exchange Act of 1934, or any similar federal statute, and the rules and regulations of the Commission thereunder, all as the same shall be amended from time to time.

~~1 This draft assumes that the registration rights agreement will be entered into prior to closing of the Share Purchase Agreement subject to obtaining the shareholders approval and the closing of the transactions contemplated by the Share Purchase Agreement.~~

"Holder" shall mean the Shareholder or any transferee or assignee thereof to whom the rights under this Agreement are assigned in accordance with the provisions of Section 4.07 hereof.

"Person" shall mean a corporation, association, partnership, organization, group (as such term is used in Rule 13d-5 under the Exchange Act), business, individual, government or political subdivision thereof, governmental agency or other entity.

"Registerable Shares" shall mean any Ordinary Shares held by the Shareholder from time to time. For purposes of this Agreement, any Registerable Shares shall cease to be Registerable Shares when (x) a registration statement covering such Registerable Shares has been declared effective and such Registerable Shares have been disposed of pursuant to such effective registration statement or (y) such Registerable Shares are sold feely in the public market by a person in a transaction in which the rights under the provisions of this Agreement are not assigned.

"Securities Act" shall mean the United States Securities Act of 1933, or any similar federal statute, and the rules and regulations of the Commission thereunder, all as the same shall be amended from time to time.

ARTICLE II
Representations and Warranties

SECTION 2.01. Representations and Warranties of the Shareholder. The Shareholder hereby represents and warrants to the Company that it has all requisite power and authority, and has received all requisite approvals to complete the transactions contemplated hereby; this Agreement has been duly authorized, executed and delivered by the Shareholder and constitutes a valid and binding agreement enforceable against it in accordance with its terms.

SECTION 2.02. Representations and Warranties of the Company. The Company represents and warrants to the Shareholder that it has been `duly incorporated as a limited liability company under the laws of Israel and that (i) it has all requisite corporate power and authority, and has received all requisite approvals (including any necessary approval of its audit committee and board of directors) to complete the transactions contemplated hereby and (ii) this Agreement has been duly authorized, executed and delivered by it and constitutes it valid and binding agreement enforceable by the Shareholder against it in accordance with its terms.

ARTICLE III
Agreements in Respect of the Registerable Shares

SECTION 3.01. Demand Registrations. (a) Each Holder shall have the right (the "Demand Right") during the term of this Agreement to require the Company to file a registration statement under the Securities Act in respect of all or some of the Registerable Shares held by such Holder (but not less than a number of Registerable Shares that represents at least 2.65% of the then outstanding Ordinary Shares of the Company, including, if the Company qualifies, a shelf registration statement relating to the offer and sale of all Registerable Shares by the Holders from time to time in accordance with the methods of distribution elected by such Holders). Subject to the provisions of subsection (b) below, as promptly as practicable, but in no event later than 45 days after the Company receives a written request from such Holder demanding that the Company so register the number of Registerable Shares specified in such request, the Company shall file with the Commission and thereafter use its best efforts to cause to be declare effective promptly a registration statement (a "Demand Registration") providing for the registrations of all Registerable Shares as such Holder shall have demanded be registered. The Company may satisfy its obligation to file a Demand Registration through an automatic shelf registration statement on form F-3 within the meaning of Rule 405 under the Securities Act.  All requests made pursuant to this Section 3.01 (a) shall specify the amount of the Registerable Shares to be registered. ~~The Demand Registration shall be for a firm commitment underwritten public offering.~~The Company shall be deemed to have effected a Demand Registration (i) if the demand registration statement is declared effective by the SEC and remains effective for not less than one hundred eighty (180) days (or such shorter period as shall terminate when all Registerable Shares covered by such demand registration statement have been sold or withdrawn), or (ii) if such registration statement relates to an underwritten offering, such longer period as, in the opinion of counsel for the underwriter or underwriters, a prospectus is required by law to be delivered in connection with sales of Registerable Shares by an underwriter or dealer (the applicable period, the “Demand Period”) or (iii) if in connection with a shelf registration statement, the shelf registration statement is continuously effective under the Securities Act in order to permit the prospectus forming a part thereof to be usable by Holders until the date as of which all Registerable Shares have been sold pursuant to the shelf registration statement or another registration statement filed under the Securities Act or the date as of which the Holders are permitted to sell their Registerable Shares without registration under the Securities Act pursuant to Rule 144 under the Securities Act without volume limitation or other restrictions on transfer thereunder. No Demand Registration shall be deemed to have been effected if (i) during the Demand Period such registration is interfered with by any stop order, injunction or other order or requirement of the SEC or other governmental agency or court or (ii) the conditions to closing specified in the underwriting agreement, if any, entered into in connection with such registration are not satisfied other than by reason of a wrongful act, misrepresentation or breach of such applicable underwriting agreement by the Holder.

(b) Anything in this Agreement to the contrary notwithstanding, the Company shall be entitled, upon giving prompt written notice of such action to the Holders, to postpone and delay the filing of any Demand Registration ~~until the earliest practicable time at which such Demand Registration can be reasonably effected~~ for a period not exceeding 45 days if (i) the Company is conducting or about to conduct an underwritten public offering of securities in which the Holder is entitled to join pursuant to Section 3.02 hereof, (ii) the Company is subject to an existing contractual obligation not to engage in a public offering, (iii) the financial statements of the Company for the fiscal period most recently ended prior to such written request are not yet available, or (iv) the Company shall determine that any such filing or the offering of any Registerable Shares would (x) in the good faith judgment of the Board of Directors of the Company, impede, delay or otherwise interfere with any pending or contemplated financing, acquisition, corporate reorganization or other similar transaction involving the Company, (y) based upon advice from the Company's investment banker or financial advisor, adversely affect any pending or contemplated offering or sale of any class of securities by the Company, or (z) require disclosure of material nonpublic information which, if disclosed at such time, would be materially harmful to the interests of the Company and its shareholders. After the expiration of any such postponement or delay and without any further request from a Holder, the Company shall effect the filing of the relevant Demand Registration and shall use its best efforts to cause any such Demand Registration to be declared effective as promptly as practicable unless such Holder shall have, prior to the effective date of such Demand Registration, withdrawn in writing its initial request, in which case such withdrawn request shall not constitute a Demand Registration.

(c) Notwithstanding anything contained in this Section 3.01:

(i) the Company shall not be required to file a registration statement within 180 days of the effective date of a prior registration statement filed as a result of a request for a Demand Registration by a Holder or within 180 days of the effective date of a prior registration statement registering Ordinary Shares;

(ii) a Holder shall not be entitled to request a Demand Registration until after twelve months from the Effective Date,

(iii) no request for a Demand Registration may be made by a Holder during the pendency of any lock-up period imposed in connection with a public offering of securities of the Company, except with the consent of the underwriters controlling the applicable lock-up agreement

(iv) the Company shall not be required to file a registration statement if the filing of such a registration statement, or the transactions contemplated by such filing, would in the good faith judgment of the Board of Directors of the Company be contrary to applicable rules or law;

(v) the Company shall not be required to file a registration statement if the filing of such registration statement, or the transactions contemplated by such fling, would in the good faith judgment of the Board of Directors of the Company result in a breach of the Company's license; and

(vi) the Company shall not be required to file a registration statement if the filing of such registration statement, or the transactions contemplated by such filing, would in the good faith judgment of the Board of Directors of the Company result in a breach of the Company's financing or other debt documents (including, any ancillary documents related thereto).

(d) Notwithstanding anything contained in this Section 3.01, if the lead underwriter of an offering involving a Demand Registration advises the Holders that have requested such registration that the total number of Registerable Shares ~~Shames~~ that the Holders intend to include is such as (i) would materially and adversely affect the price of the Ordinary Shares to be offered or (ii) result in a greater number of Ordinary Shares being offered than the market could reasonably absorb, then the number of Registerable Shares to be registered in the Demand Registration shall be reduced to such number which, in the opinion of such underwriters, can be sold without (i) materially and adversely affecting the price of the Ordinary Shares to be offered or (ii) resulting in a greater number of Ordinary Shares being registered than the market could absorb. Such Registerable Shares to be included in such registration shall be allocated pro rata among all requesting Holders on the basis of the relative number of securities originally requested to be registered by each of them.

(e) The Company shall be entitled to include newly issued Ordinary Shares in any Demand Registration; provided, however, that if the lead underwriter of an offering involving a Demand Registration advises the Holders that have requested such registration that the number of Ordinary Shares that the Company intends to include in addition to the total number of Registerable Shares that the Holders intend to include is such as (1) would materially and adversely affect the price of the Ordinary Shares to be offered or (ii) result in a greater number of Ordinary Shares being offered than the market could reasonably absorb, then the Holders will promptly, so advise the Company and may require, by written notice to the Company accompanying such advice, that, to the extent necessary to meet such limitation, newly issued Ordinary Shares shall be excluded from such Demand Registration.

SECTION 3.02. Piggyback Registration. (a) If the Company proposes to file a registration statement under the Securities Act with respect to an offering of its Ordinary Shares (i) for its own account (other than a registration statement on Form F-4, S-4 or S-8 (or any substitute form that may be adopted by the Commission)) or (ii) for the account of any holders of its Ordinary Shares (including any pursuant to a Demand Registration), on a form and in a manner that would permit registration of Registerable Shares for sale to the public under the Securities Act, the Company shall give written notice of such proposed filing to each Holder as soon as practicable (but in any event not less than 30 days before the anticipated filing date), and such notice shall offer each Holder the opportunity to register such number of Registerable Shares as the Holder shall request. Upon the written direction of any Holder, given within 20 days following the receipt by such Holder of any such written notice (which direction shall specify the number of Registerable Shares intended to be disposed of by such Holder), the Company shall include in such registration statement (a "Piggyback Registration" and, collectively with a Demand Registration, a "Registration'") such number of Registerable Shares as shall be set forth in such notice. If the offering pursuant to such registration statement is to be underwritten, then each Holder making a request for a Piggyback Registration pursuant to this Section 3.02(a) must, and the Company shall make such arrangements with the managing underwriter or underwriters so that each such Holder may, participate in such underwritten offering. If the offering pursuant to such registration statement is to be on any other basis, then each Holder making a request for a Piggyback Registration pursuant to this Section 3.02(a) must, and the Company shall make such arrangements so that each such Holder may, participate in such offering on such basis. Each Holder shall be permitted to withdraw all or part of its Registerable Shares from a Piggyback Registration at any time prior to the effectiveness of such registration statement.

(b)           Notwithstanding anything contained in this Section 3.02, if the lead underwriter of an offering involving a Piggyback Registration advises the Company that the inclusion of such Registerable Shares (i) would materially and adversely affect the price of the Ordinary Shares to be offered or (ii) result in a greater amount of Ordinary Shares being offered than the market could reasonably absorb, then the number of Registerable Shares to be registered by each party requesting Piggyback Registration shall be reduced such that the total number of Registerable Shares being registered is not larger than such number which, in the opinion of such underwriters, can be sold without (i) materially and adversely affecting the price of the Ordinary Shares to be offered or (ii) resulting in a greater number of Ordinary Shares being registered than the market could absorb. Such Registerable Shares to be included in such Registration shall be allocated pro rata among all requesting Holders on the basis of the relative number of securities originally requested to be registered by each of them. Nothing contained herein shall require the Company to reduce the number of Ordinary Shares proposed to be issued by the Company.

(c)           Subject to Section 3.01 (e) (ii) hereof, no Piggyback Registration effected under this Section 3.02 shall be deemed to have been effected pursuant to Section 3.01 hereof or shall release the Company of its obligations to effect any Demand Registration upon request as provided under Section 3.01 hereof

(d)           The Company shall not be obligated to effect any registration of Registerable Shares under this Section 3.02 that is incidental to the registration of any of its securities in connection with any merger, acquisition, exchange offer, dividend reinvestment plan or stock option or other employee benefit plan.

(e)           Notwithstanding anything contained in this Section 3.02, if at any time after giving notice of its intention to register any of its securities and prior to the effective date of the registration statement filed in connection with such registration, the Company shall determine for any reason not to register such securities, the Company may, at its election, give written notice of such determination to the Holders participating in such registration and thereupon the Company shall be relieved of its obligation to register any Registerable Shares in connection with such registration (but not from its obligation to pay expenses incurred in connection with such registration to the extent provided in Section 3.05) and without prejudice to the right of Holder to request that such Registration be effected as a Demand Registration under Section 3.01 above.

(f)            No Holder may participate in any underwritten registration pursuant to this Section 3.02 unless such Holder (i) agrees to sell such Holder's Registerable Shares on the basis provided in any underwritten arrangements approved by the Company and (ii) completes and executes all questionnaires, powers of attorney, indemnities, underwriting agreements and other documents required under the terms of such underwriting arrangements.

SECTION 3.03. Registration Procedures. (a) In connection with each Registration, and in accordance with the intended method or methods of distribution of the Ordinary Shares as described in such Registration, the Company shall, as soon as reasonably practicable (and, in any event, subject to the terms of this Agreement, at or before the time required by applicable laws and regulations):

(a) prepare and file with the Commission a registration statement on an appropriate form with respect to such Registerable Shares and use its best efforts to cause such registration statement to become and remain effective for the period of the distribution contemplated thereby determined as provided hereafter;

(b) prepare and file with the Commission such amendments and supplements to such registration statement and the prospectus used in connection therewith as may be necessary to comply with the provisions of the Securities Act with respect to the disposition of all Registerable Shares covered by such registration statement;

(c) furnish to each Holder participating in such registration such numbers of copies of the registration statement and the prospectus included therein (including each preliminary prospectus and any amendments or supplements thereto), in conformity with the requirements of the Securities Act, any documents incorporating by reference in such registration statement or prospectus and such other documents and information as it may reasonably request in order to facilitate the age or disposition of such Registerable Shares;

(d) use its reasonable best efforts to register or qualify the Registerable Shares covered by such registration statement under such other securities or blue sky laws of such jurisdiction within the United States as shall be reasonably appropriate for the distribution of the Registerable Shares covered by the registration statement; provided, however, that the Company shall not be required in connection therewith or as a condition thereto to qualify to do business in or to file a general consent to service of process in any jurisdiction wherein it would not but for the requirements of this paragraph (d) be obligated to do so; and provided, further, that the Company shall not be required to qualify such Registerable Shares in any jurisdiction in which the securities regulatory authority requires that a Holder participating in such registration submit any of its Registerable Shares to the terms, provisions and restrictions of any escrow, lockup or similar agreement(s) for consent to sell Registerable Shares in such ~~etch~~ jurisdiction unless such Holder agrees to do so;

(e) promptly notify each Holder participating in such registration, (i) when a prospectus or any prospectus supplement or amendment has been filed, and, with respect to a registration statement or any post-effective amendment to a registration statement, when the same has become effective, (ii) of any request by the Commission for amendments or supplements to a registration statement or related prospectus or for additional information or any receipt of Commission comments, (iii) of the issuance by the Commission of any stop order suspending the effectiveness of a registration statement or the initiation of any proceedings for any such purpose, (iv) of the receipt by the Company of any notification with respect to the suspension of the qualification of any of the Registerable Shares for sale in any jurisdiction or the initiation or threat of any proceedings for such purpose, and (v) at any time when a prospectus relating to the Registerable Shares is required to be delivered under the Securities Act, of the happening of any event as a result of which the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances under which they were made, and at the request of any such Holder promptly prepare, and furnish to such Holder a reasonable number of copies of a supplement to or an amendment of such prospectus as may be necessary so that, as thereafter delivered to the purchasers of such securities, such prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances under which they were made and shall otherwise comply in all material respects with applicable law;

(f) use its reasonable best efforts to furnish, at the request of any Holder requesting registration of Registerable Shares pursuant to Sections 3.01 or 3.02 hereof, if the method of distribution is by means of an underwriting, on the date that the Registerable Shares are, delivered to the underwriters for sale pursuant to such registration, or if such Registerable Shares are not being sold through underwriters, on the date that the registration statement with respect to such Registerable Shares becomes effective, (1) a signed opinion, dated such date, of the independent legal counsel representing the Company for the purpose of such registration, addressed to the underwriters, if any, and if such Registerable Shares are not being sold through underwriters, then to the Holders making such request, as to such matters as such underwriters or the Holders may reasonably request and as would be customary in such a transaction; and (2) letters dated such date and the date the offering is priced from the independent certified public accountants of the Company, addressed to the underwriters, if any, and if such Registerable Shares are not being sold through underwriters, then to the Holders malting such request and, if such accountants refuse to deliver such letters to such Holders, then to the Company (i) stating that they are independent certified public accountants within the meaning of the Securities Act and that, in the opinion of such accountants, the financial statements and other financial data of the Company included in the registration statement or the prospectus, or any amendment or supplement thereto, comply as to form in all material respects with the applicable accounting requirements of the Securities Act and (ii) covering such other financial matters with respect to the registration in respect of which such letter is being given as such underwriters or the Holders, as the case may be, may reasonably request and as would be customary in such a transaction;

(g) enter into customary agreements (including if the method of distribution is by means of an underwritten public offering, an underwriting agreement in customary form) and take such other actions as are reasonably required in order to expedite or facilitate the disposition of the Registerable Shares to be so included in the registration statement;

(h)           otherwise use its best efforts to comply with all applicable rules and regulations of the Commission, and make available to its security holders, as soon as reasonably practicable, but not later than eighteen (18) months after the effective date of the registration statement, an earnings statement covering the period of at least twelve (12) months beginning with the first full month after the effective date of such registration statement, which earnings statements shall satisfy the provisions of Section 11(a) of the Securities Act; and

(i) use its best efforts to list such securities on each securities exchange on which Ordinary Shares or American Depositary Shares thereof are then listed, if such Registerable Shares are not already listed and if such listing is then permitted under the rules of such exchange.

(b) Each Holder requesting registration shall furnish to the Company in writing such information regarding such Holder and its intended method of distribution of the Registerable Shares as the Company may from time to time reasonably request in writing and as shall be required by law or by the Commission in connection therewith. Such Holder shall notify the Company as promptly as practicable of any inaccuracy or change in information previously furnished by such Holder to the Company or of the occurrence of any event, in either case as a result of which any prospectus relating to the Registerable Shares contains or would contain an untrue statement of a material fact regarding such Holder or its intended method of distribution of such Registerable Shares or omits to state any material fact regarding such Holder or its intended method of distribution of such Registerable Shares required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, and promptly furnish to the Company any additional information required to correct and update any previously furnished information, or required so that such prospectus shall not contain, with respect to such Holder or the intended method of distribution of the Registerable Shares, an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading and shall otherwise comply in all material respects with applicable law.

(c) Each Holder participating in any registration pursuant to Section 3.01 or 3.02 shall enter into customary agreements (including if the method of distribution is by means of an underwritten public offering an underwriting agreement in customary form) and take such other actions as are reasonably required in order to expedite or facilitate the disposition of the Registerable Shares to be so included in the registration statement.

(d) Each Holder participating in any registration pursuant to Section 3.01 or 3.02 shall, upon receipt of notice of the occurrence of any of the events specified in Section 3.03 (c)(ii), (iii), (iv) or (v) hereof forthwith discontinue disposition of such Registerable Shares pursuant to the registration statement covering such Registerable Shares until such Holder's receipt of notice from the Company that the use of the applicable prospectus may be resumed or until such Holder's receipt of copies of an amended or supplemented prospectus.

SECTION 3.04. Registration Expenses. (a) In the case of a Registration proposed by the Company pursuant to which the Company is registering Ordinary Shares for its own account, all expenses, excluding underwriters' discounts and commissions and any stamp or transfer tax or duty, but including without limitation all registration, fling and qualification fees, word processing, duplicating, printers and accounting fees (including the expenses of any special audits or "cold comfort" letters required by or incident to such performance and compliance), fees of the Financial Industry Regulatory Authority or listing fees, messenger and delivery expenses, all fees and expenses of complying with state securities or blue sky laws, and fees and disbursements of counsel for the Company incurred in connection with each Registration shall be paid by the Company. In the case of such a Registration, each Holder participating in such Registration shall bear and pay the underwriting commissions and discounts and any stamp or transfer tax or duty and the fees and disbursements of counsel for such Holder applicable to securities offered for its account in connection with such Registration.

(b)           In the case of a Demand Registration, each Holder shall bear and pay the underwriting commissions and discounts for an underwritten offering and any stamp or transfer tax or duty and the fees and disbursements of counsel for such Holder applicable to securities offered for its account in connection with such Registration. All other expenses, including without limitation all registration, filing and qualification fees, word processing, duplicating, printers' and accounting fees (including the expenses of any special audits or "cold comfort" letters required by or incident to such performance and compliance), fees of the Financial Industry Regulatory Authority or listing fees, messenger and delivery expenses, all fees and expenses of complying with state securities or blue sky laws and fees and disbursements of counsel for the Company incurred in connection with each registration shall be paid by the Company and each Holder participating in such registration in proportion to the number of securities registered for the account of the Company and each Holder.

SECTION 3.05. Indemnification: Contribution. (a) Indemnification by the Company. The Company shall, and it hereby agrees to, indemnify and hold harmless, in the case of any registration statement fled pursuant to Section 3.01 or 3.02 registering Registerable Shares of a Holder, such Holder, such Holder's directors and officers, and each person who participates as a placement or sales agent or as an underwriter in any offering or sale of the Registerable Shares, from and against any losses, claims, damages or liabilities to which such Holder or such director or officer or such agent or underwriter may become subject, under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions or proceedings in respect thereof) arise out of or are based upon an untrue statement or alleged untrue statement of a material fact contained in any registration statement, or any preliminary or final prospectus contained therein, or any amendment or supplement thereto, or any document incorporated by it reference therein, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading and the Company shall, and it hereby agrees to, reimburse each such Holder or any such director or officer or agent or underwriter for any legal or other expenses reasonably incurred by than in connection with investigating or defending any such action or claim as such expenses are incurred; provided, however, that the Company shall not be liable to any such person in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in such registration statement, or preliminary or final prospectus, or amendment or supplement thereto, or document incorporated by reference therein, in reliance upon and in conformity with written information furnished to the Company by such Holder or such director or officer or any agent, underwriter or representative of such Holder expressly for use therein, or by such Holder's failure to furnish the Company, upon request; with the information with respect to such Holder, such Holder's directors and officers, or any agent, underwriter or representative of such Holder, or such Holder's intended method of distribution, that is the subject of the untrue statement or omission or if the Company shall sustain the burden of proving that such Holder, such Holder's directors and officers, or such agent or underwriter sold securities to the person alleging such loss, claim, damage or liability without ~~seanding~~ sending or giving, at or prior to the written confirmation of such We, a copy of the applicable prospectus (excluding any documents incorporated by reference therein) or of the applicable prospectus, as then amended or supplemented (excluding any documents incorporated by reference therein) if the Company had previously furnished copies thereof to the such Holder or such agent or underwriter, and such prospectus corrected such untrue statement or alleged untrue statement or omission or alleged omission made in such Registration.

(b) Indemnification by the Holder and Any Agent or Underwriters. Each Holder requesting or joining in a Registration severally and not jointly shall indemnify and hold harmless the Company, each of its directors and officers, each person, if any, who controls the Company within the meaning of the Securities Act, and each agent and any underwriter for the Company (within the meaning of the Securities Act) against any losses, claims, damages or liabilities, joint or several, to which the Company or any such director, officer, controlling person, agent or underwriter may became subject, under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions or proceedings in respect thereof) arise out of or are based upon an untrue statement or alleged u~~U~~ntrue statement of any material fact contained in such registration statement, or any preliminary or final prospectus contained therein, or any amendment or supplement thereto, or any document incorporated by reference therein, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was made in any registration statement, preliminary or final prospectus, or amendments or supplements thereto, or documents incorporated by reference therein, in reliance upon and in conformity with written information furnished to the Company by or on behalf of such Holder expressly for use therein; and each such Holder shall reimburse any legal or other expenses reasonably incurred by the Company or any such director, officer, controlling person, agent or underwriter in connection with investigating or defending any such action or claim as such expenses are incurred.

(c) Notice of Claims, Etc. Promptly after receipt by an indemnified party under subsection (a) or (b) above of notice of the commencement of any action, such indemnified party shall, if a claim in respect thereof is to be made against an indemnifying party pursuant to the indemnification provisions of, or as contemplated by, this Section 3.05, notify the indemnifying party in writing of the commencement thereof; but the omission so to notify the indemnifying party shall not relieve it from any liability which it may have to any indemnified party otherwise than pursuant to such provisions. In case any such action or proceeding shall be brought against any indemnified party and it shall notify the indemnifying party of the commencement thereof the indemnifying party shall be entitled to participate therein and to the extent that it shall wish, jointly with any other indemnifying party similarly notified, to assume the defense thereof with counsel reasonably satisfactory to such indemnified party (which shall not, except with the consent of the indemnified party, be counsel to the indemnifying party), and, after notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof the indemnifying party shall not be liable to such indemnified party for any legal of other counsel or any other expenses, in each case subsequently incurred by such indemnified party, in connection with the defense thereof other than reasonable costs of investigation If the indemnifying party is not entitled to, or elects not to, assume the defense of a claim, it will not be obligated to pay the fees and expenses of more than one counsel (in addition to local counsel) for each indemnified party with respect to such claim. The indemnifying party will not be subject to any liability for any settlement made without its consent, which consent shall not be unreasonably withheld or delayed. No indemnifying party shall, without the written consent of the indemnified party, effect the settlement or compromise of or consent to the entry of any judgment with respect to, any pending or treated action or claim in respect of which indemnification or contribution may be sought unless such settlement, compromise or judgment (i) includes an unconditional release of the indemnified party from all liability arising out of such action or claim and (ii) does not include a statement as to or an admission of fault; culpability or a failure to act, by or behalf of any indemnified party.

(d) Contribution. Each Holder requesting or joining in a Registration and the Company agree that it, for any reason, the indemnification provisions contemplated by Section 3.05(a) or Section 3.05(b) hereof are unavailable to or are insufficient to hold harmless an indemnified party in respect of any losses, claims, damages or liabilities (or actions or proceedings in respect thereof) referred to therein, then each indemnifying party shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages or liabilities (or actions or proceedings in respect thereof) in such proportion as is appropriate to reflect the relative fault of, and benefits derived by, the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of such indemnifying party and indemnified party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact relates to information supplied by such indemnifying party or by such indemnified party, and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The parties hereto agree that it would not be just and equitable if contributions pursuant to this Section 3.05(d) were determined by pro rata allocation (even if the Holder or any agents for, or underwriters of the Registerable Shares, or all of them, were treated as one entity for such purposes); or by any other method of allocation which does not take account of the equitable considerations referred to in this Section 3.05(d). The amount paid or payable by an indemnified party as a result of the losses, claims, damages or liabilities (or actions or proceedings in respect thereof) referred to above shall be doomed to include (subject to the limitations set forth in Section 3.05(c) hereof)  any legal. or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.  Notwithstanding the foregoing, an indemnifying party shall not be required to contribute under this Section 3.05(d) except under such circumstances as such indemnifying party would have been liable pursuant to Section 3.05(a) or (b) had such indemnification been enforceable under applicable law.

(e) Beneficiaries of Indemnification. The obligations of the Company under this Section 3.05 shall be in addition to any liability that it may otherwise have and shall extend, upon the same terms end conditions, to each officer, director and partner of each Holder requesting or joining in a Registration and each agent and underwriter of the Registerable Shares and each person, if any, who controls such Holder or any such agent or underwriter within the meaning of the Securities Act; and the obligations of such Holder and any agents or underwriters contemplated by this Section 3.05 shall be in addition to any liability that such Holder or its respective agent or underwriter may otherwise have and shall extend, upon the same terms and conditions, to each officer and director of the Company (including any person who, with his consent, is named in any registration statement as about to become a director of the Company) and to each person, if any, who controls the Company within the meaning of the Securities Act.

SECTION 3.06. Underwriters. If any of the Registerable Shares are to be sold pursuant to an underwritten offering, the investment banker or bankers and the managing underwriter or underwriters thereof shall be selected by the Company except in the case of a Demand Registration, in which case the managing underwriter or underwriters shall be selected by the Holder requesting such Registration after consultation with the Company and any other Holder who elects to participate in the registration (if known at the time of such selection) and taking into account the Company's and such other Holder's reasonable requests, provided that such managing underwriter or underwriters must be of recognized international standing.

SECTION 3.07. Lockups. (a) Each Holder shall, in connection with any registration of the Company's securities pursuant to Section 3.01 or 3.02, upon the request of the Company or the underwriters managing any underwritten offering of the Company's securities, agree in writing not to effect any sale, disposition or distribution of any Registerable Shares (other than that included in the registration) without the prior written consent of the Company or the representatives of such underwriters, as the case may be, for such period of time not to exceed 180 days from the effective date of such registration as the Company or the underwriters may specify.

(b) The Company shall, if so required by the managing underwriters in connection with an underwritten offering of Registerable Shares pursuant to Section 3.01 or 3.02, agree in writing not to effect any sale, disposition or distribution of any Ordinary Shares or securities convertible into or exchangeable or exercisable for Ordinary Shares (other than that included in the registration) without the prior written consent of the representatives of such underwriters for such period of time not to exceed 180 days from the effective date of such registration as the underwriter may specify, except in connection with a stock option plan, stock purchase plan, savings or similar plan, or an acquisition, merger or exchange offer.

SECTION 3.08.  Over-allotment Options. It is understood that in any underwritten offering of Registerable Shares in addition to the shares (the "initial shares") the underwriters have committed to purchase, the underwriting agreement may grant the underwriters an option to purchase a number of additional shares (the "option shares") equal to up to 15% of the initial shares (or such other maximum amount as the Financial Industry Regulatory Authority may then permit), solely to cover over-allotments, if any. In the absence of agreement to the contrary, the number of initial shares and option shares to be sold by the Company and the Holders participating in such offering shall be allocated pro rata among such persons an the basis of the relative number of Registerable Shares each person has requested to be included in such registration.

SECTION 3.09. Preparation: Reasonable Investigation. In connection with the preparation and fling of each registration statement registering Registerable Shares under the Securities Act, the Company will give the Holders participating in such registration and its underwriters, if any, and its counsel and accountants, the opportunity to participate in the preparation of such registration statement, each prospectus included therein are filed with the Commission, and each amendment thereof or supplement thereto, and will give it such access to its books and records and such opportunities to discuss the business of the Company with its of cars and the independent public accountants who have issued a report on its financial statements as shall be necessary, in the opinion of such Holders and such underwriters or their respective counsel to conduct a reasonable investigation within the meaning of the Securities Act.

ARTICLE IV
Miscellaneous

SECTION 4.01. Terms of Agreement: Termination. The term of this Agreement shall terminate with respect to a Holder on the earlier of: (i) five (5) years from the Effective Date; and (ii) when the Registerable Shares held by such Holder can be sold in the United States public market pursuant to an exemption from the registration requirements of the Securities Act and without regard to holding period, volume or manner-of-sale limitations.

SECTION 4.02. Effective Date.  This Agreement shall become effective subject to and only after the fulfillment of each of the following conditions (the date on which this Agreement shall become effective, the "Effective Date"):

(a) A resolution at a general meeting of the shareholders of the Company to approve and adopt this Agreement shall have been dully passed; and

(b) The consummation of the transactions contemplated by the Share Purchase Agreement shall have been occurred.

SECTION 4.03. Specific Performance and Other Equitable Rights. Each of the parties hereto recognizes and acknowledges that a breach by a party or by any assignee thereof of any covenants or other commitments contained in this Agreement will cause the other party to sustain injury for which it would not have an adequate remedy at law for money damages. Therefore, each of the parties hereto agrees that in the event of any such breach, the aggrieved party shall be entitled to the remedy of specific performance of such covenants or commitments and preliminary and permanent injunctive and other equitable relief in addition to any other remedy to which it may be entitled, at law or in equity, and the parties hereto hereby waive any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief.

SECTION 4.04. Notices. All notices, requests, demands and other communications hereunder shall be deemed to have been duly given and made if in writing and if served by personal delivery upon the party for whom it is intended or delivered by registered or certified mail, return receipt requested, or if sent by telecopier, upon receipt of oral confirmation that such transmission has been received, to the person at the address set forth below, or such other address as may be designated in writing hereafter, in the same manner, by such person:

(a)           If to the Company, addressed as follows:

Partner Communications Company Ltd.
8 Amal Street
Afeq Industrial Park
Rosh-Ha'ayin 48103
Israel

Attention: Roly Klinger
Telecopier: 054-7814193

with copies to:

Shearman & Sterling

Broadgate West
9 Appold Street
London EC2A 2AP England

Attention:  Richard Price
                    George Karafotias
Telecopier:  44-207 655 5500

(b)             If to the Shareholder, addressed as follows:

S.B. Israel Telecom Ltd.

~~Scailex Corporation Ltd.~~
~~48 Ben Zion Galis St,~~
~~Segula Industrial Park,~~
~~Petach Tikva, Israel 49277~~

Attention:  _________________
~~CEO~~
~~Telecopier: 03-930 0424~~

or to such other address as the relevant party may from time to time advise by notice in writing given pursuant to this Section 4.04. The date of receipt of any such notice, request, consent, agreement or approval shall be deemed to be the date of delivery thereof.

SECTION 4.05. Survival. The several indemnities, agreements, representations, warranties and each other provision set forth in this Agreement or made pursuant hereto shall remain in full force and effect regardless of any investigation (or statement as to the results thereof) made by or on behalf of any party, any director or officer of such party, or any controlling person of any of the foregoing, and shall survive the transfer of any Registerable Shares by the Shareholder, and the indemnification and contribution provisions set forth in Section 3.05 hereof shall survive termination of this Agreement.

SECTION 4.06. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

SECTION 4.07. Transfer of Registration Rights. The registration rights of the Shareholder in this Agreement with respect to any Registerable Shares may be transferred to any person acquiring all of the Registerable Shares held by the Holder or a part of the Registerable Shares held by a Holder comprising at least 4.99% of the outstanding Ordinary Shares and the transferee acquires the right to nominate a representative to the board of directors of the Company at the time the transferee acquires such shares; provided, however, that the Company may deny the transfer of such registration rights in any such case if (i) such transfer relates to a sale or other transfer of all of the Registerable Shares to a person who is a competitor of the Company or its subsidiaries in the industry or (ii) any conditions in the last sentence of this Section 4.07 are not met. Each such transfer is contingent on the Shareholder or the transferring person satisfying the following: (i) the Shareholder or transferring person shall have given the Company written notice at or prior to the time of such transfer stating the name and address of the transferee and identifying the securities with respect to which the rights under this Agreement are being transferred; (ii) such transferee shall have agreed in writing, in form and substance reasonably satisfactory to the Company, to be bound by the provisions of this Agreement; and (iii) immediately following such transfer the further disposition of such securities by each transferee shall be restricted under the Securities Act.

SECTION 4.08. Successors and Assigns. Except as otherwise expressly provided herein, the terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto. Except as expressly provided in this Agreement, nothing in this Agreement, express or implied, is intended to confer upon any person other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement.

SECTION 4.09. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York.

SECTION 4.10. Entire Agreement: Amendments. This Agreement and the other writings referred to herein or delivered pursuant hereto which fore a part hereof contain the entire understanding of the parties with respect is to its subject matter. This Agreement supersedes all prior agreements and understanding among the parties with respect to its subject matter. This Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively) only by a written instrument duly executed by each of the parties, which shall be binding on all of the parties

SECTION 4.11. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shat constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

PARTNER COMMUNICATIONS COMPANY LTD.

By:
Name:
Title:

~~SCAILEX CORPORATION~~ S.B. ISRAEL TELECOM LTD.

By:
Name:
Title:

Annex “C”

 [THIS IS A CONVENIENCE TRANSLATION OF THE BINDING HEBREW
VERSION OF THE COMPENSATION POLICY FOR OFFICE HOLDERS]

Partner Communications Company Ltd. (“the Company”)

  October __, 2013

Compensation Policy for Office Holders

1.     General

1.1
Pursuant to the provisions of the Companies Law (Amendment number 20), 5773 - 2012 (“Amendment 20”), a compensation policy for Office Holders of the Company is hereby being adopted (“the Compensation Policy” or “the Policy”), as this term is defined in the Companies Law, 5759 - 1999, as amended (“the Companies Law”), including section 267.A of the Companies Law. Terms defined in the Companies Law and not defined in this document shall have the meaning ascribed to them in the Companies Law, unless the context dictates otherwise.

1.2
The Terms of Office and Employment of the Office Holders of the Company shall be determined on the basis of the Compensation Policy as defined hereunder (“the Compensation” or “Compensation Plan”) and shall be submitted for approval by the Compensation Committee of the Board of Directors of Partner Communications Company Ltd. (“the Company”), the Company’s Board of Directors or the shareholders (as relevant), as required pursuant to the Companies Law.1

1.3
At least once every three years, and after receiving the recommendation of the Compensation Committee, the Company’s Board of Directors shall discuss and decide whether to approve a Compensation Policy for the Company's Office Holders that will advance the Company’s targets. The Compensation Committee and Board of Directors shall also review the Company’s Compensation Policy and the need to amend it to conform to the provisions of law from time to time, in the event that a material change in circumstances occurs from those that had existed when the Policy was last approved or for other reasons. The Compensation Policy shall be submitted for the approval of the shareholders as required pursuant to the Companies Law. However, to the extent permitted by law, if the shareholders shall oppose approving the Policy, the Compensation Committee and Board of Directors shall be able to approve the Policy, after having held another discussion of the Policy and after having determined, on the basis of detailed reasoning, that, notwithstanding the opposition of the shareholders, the adoption of the Policy is for the benefit of the Company.

1
Insofar as the Office Holder is holding office through a company under his ownership, the provisions of the Compensation Policy shall apply mutatis mutandis: the Compensation to an Office Holder shall be paid against an invoice and not as a salary, and the components of the Compensation will be normalized so that, in economic terms, they will conform to that stated in this Policy.

1.4	The Policy shall remain in effect in its current format until amended or terminated by the Company’s relevant organs, subject to all statutory provisions.

1.5
The Compensation Policy, as specified hereunder, was formulated during an orderly internal process conducted at the Company in conformity with the provisions of Amendment 20, and is based on principles that enable a proper balance between the desire to reward Office Holders for their achievements and the need to ensure that the structure of the Compensation is in line with the Company's benefit and overall strategy over time. The purpose of the Policy is to set guidelines for the mode of compensation of the Company’s Office Holders. The Company’s Management and the Company’s Board of Directors deem all of the Office Holders of the Company as partners in the Company's success and the holistic approach to Office Holders’ Compensation derives from this view. This document presents the indices that derived from the principles of the formulated Compensation Policy, as specified hereunder in clause 5.

1.6
It is hereby clarified that no statement in this document purports to vest any right to the Office Holders to whom the principles of the Compensation Policy apply, or to any other third party, and not necessarily will use be made of all of the components and ranges presented in this Policy.

1.7
The purpose of the Policy is to set guidelines for the mode of compensation of Office Holders of the Company. Therefore, the indices presented are intended to prescribe an adequately broad framework that shall enable the Compensation Committee and Board of Directors of the Company to formulate a personal Compensation Plan for each Office Holder or a particular compensation component according to individual circumstances (including unique circumstances) and according to the Company’s needs, in a manner that is congruent with the Company's benefit and the Company’s overall strategy over time.

2.     Definitions

“Phantom Options” - virtual options that represent a theoretical holding of a particular number of stock options of the Company. They vest a right to the value of the stock, similarly to stock options that are exercisable while offsetting the exercise price; i.e., they reflect only the benefit component generated for the offeree, if any has been generated, on the exercise date. On the exercise date of the Phantom Options, the offeree will receive the sum equivalent to the difference between the theoretical exercise price of each option and the share price on that date. In other words, when exercising the Phantom Options, the offerees are not receiving the underlying shares, but rather, if the share price has risen above the exercise price, they receive a financial gain according to the rise in value of the Company’s shares underlying the Phantom Options they hold, from the option allotment date until the exercise date (i.e., the difference between the base price of the theoretical exercise price of the Phantom Option and the determinant share price on the exercise date). The calculation uses a formula according to predefined conditions outlined in the Phantom Option plan.

“Restricted Stock Units” - an undertaking to grant one share in respect of each unit at the end of the predefined vesting period (provided that the offeree is employed at the Company on that date) and subject to predefined conditions. These units are similar to stock options of the Company in terms of exercise price, which is the par value of the Company’s share. Since the units do not constitute shares, they are not eligible for rights that shares of the Company confer, such as the right to vote and the right to dividends. Nonetheless, similarly to options, various adjustments might be made to the units so that they will be eligible for dividends or so that they will be adjusted due to distributions and changes in equity, such as splitting/consolidation of shares and a distribution of bonus rights. The Restricted Stock Units may be held in trust by a trustee.

“Restricted Shares” - restricted shares that are issued to offerees and are subject to a vesting period, so that offerees cannot sell the shares until the end of the vesting period. The shares are to be held in trust by a trustee in favor of the offerees and shall vest the offerees full rights, including voting rights (voting by virtue of these shares shall be arranged in advance during the blocked period) and the right to receive dividends (which shall be held in trust by the trustee until the end of the blocked period). Apart from special cases that are explicitly defined, the trustee shall return shares to the Company that it is holding in favor of offerees who are no longer employed by the Company when the shares vest, as well as any additional sum held by the trustee that has accrued in respect of these shares.

“Bonus” - a one-time payment (or divided into a number of payments) that is not an Ongoing Remuneration.

“Severance Bonus” - as this term is defined in the Companies Law from time to time. As of the adoption date of this Policy - a Bonus, payment, remuneration, compensation or any other benefit given to an Office Holder in relation to the termination of his position at the Company.

“Office Holder” - as this term is defined in the Companies Law from time to time. Correct to the adoption date of this Policy - general manager (CEO), chief business manager (CFO), deputy general manager, vice general manager, any person performing such a function in the Company even if under a different title, and a director, or a manager directly subordinate to the general manager.

“Variable Component” – any payment (in whole or a portion thereof) in respect of the holding of an office or employment that is not part of the Ongoing Remuneration, that depends on variables that are unknown at the time the payment is determined, such as an annual Bonus, a portion of which is contingent upon future financial results, but not a Bonus that is calculated according to the duration of the period of employment (including a Severance Bonus).

“Fixed Component” – the Ongoing Remuneration and any other payment (in whole) in respect of the holding of an office or employment that does not depend on variables that are unknown at the time the payment is determined, such as a Bonus that is calculated according to the duration of the period of employment (including a Severance Bonus and a Retention Bonus).

“Ongoing Remuneration” – the accumulated monthly salary for a period of twelve months, including the base salary and social allocations, which may include: allocations in respect of a provident fund, pension, severance pay, annual vacation, 13th salary, continuing education fund, loss-of-work-capacity insurance, National Insurance contributions (the employer’s contribution), convalescence pay, car, mobile and residential phones, Internet services, vacation, holiday gift, as well as grossing up in respect of a car and in respect of mobile and residential phones.

“Equity Compensation” – options, Phantom Options, Restricted Stock Units, Restricted Shares, as described below, or any other equity compensation that is based on securities of the Company.

“The Existing Options Plan” – the Company’s Options Plan of 2004, as recently amended in 2012.2

 “Compensation Plan” – a plan that relates to the Terms of Office or Employment of an Office Holder or a number of Office Holders of the Company, in relation to a particular matter or a variety of matters.

“Terms of Office and Employment” of an Office Holder – as this term is defined in the Companies Law from time to time. Correct to the adoption date of this Policy – the Terms of Office or Employment of an Office Holder, including the granting of an exemption, insurance, an undertaking to indemnify, or indemnification under a permit to indemnify, Severance Bonus, and any benefit, other payment or undertaking of a payment as stated, which are being given because of service or employment as stated.

3.     Policy, supervision and control over the Office Holders’ Compensation

The Office Holders’ Compensation Policy shall be approved by the Company’s Board of Directors following the process specified hereunder:

3.1
The Board of Directors is responsible for managing and implementing the Compensation Policy and for all operations required for this purpose, and has the authority to interpret the provisions of the Compensation Policy in any instance of doubt as how to implement it. Without derogating from that stated and subject to the requirements of the Companies Law, subsequent to its approval by the Compensation Committee, the Board of Directors shall formulate and approve a Compensation Plan for Office Holders, while referring to the Compensation Policy and while referring to data to be submitted for this purpose by the Company’s CEO or any delegate on his behalf for each Office Holder at the relevant time of review.

2	Partner Communications Company Ltd. 2004 Share Options Plan.

3.2
Notwithstanding all that stated in this Policy, prior to adopting a resolution regarding the grant of compensation pursuant to this Policy, the Board of Directors may decide (upon the recommendation of the Compensation Committee) to reduce or cancel amounts of the Bonuses (or a portion thereof) that shall be calculated by virtue of the approved Compensation Plans, for the reasons specified in this document and particularly, due to the Company’s results, as well as other considerations, the reasons for which shall be specified.

3.3
As is required and pursuant to the provisions of Amendment 20, the Company’s Board of Directors has appointed a board committee to address compensation issues (hereinabove and hereinafter: “the Compensation Committee”), inter alia, for the purpose of performing its functions as required pursuant to the provisions of section 118.B. of the Companies Law:

(1)	to recommend the Compensation Policy for Office Holders to the Board of Directors;3

(2)	to recommend that the Compensation Policy be updated from time to time, and to review its implementation;

(3)	to decide whether to approve transactions involving Terms of Office and Employment of an Office Holder, director and controlling shareholder or a relative thereof; and

(4)	to decide whether to exempt the Terms of Office of a candidate for the office of CEO from the need for approval by the shareholders.

3.4
Correct to the adoption date of this Policy, three members have been appointed to the Compensation Committee, comprised of all of the incumbent external directors of the Company and one independent director. Correct to the adoption date of this Policy, the following directors have been appointed to the Compensation Committee of the Board of Directors:

•	Mr. Barry Ben-Zeev (committee chairman; external director)

•	Dr. Michael Anghel (external director)

•	Mr. Arik Steinberg (independent director).

3	As stated above, the Compensation Policy shall be reviewed and approved at least once every three years.

3.5
The Board of Directors or the Compensation Committee may receive the assistance of external consultants for the purpose of formulating or updating the Compensation Policy and for supervising and controlling the approved Policy, to the extent that shall be deemed appropriate.

3.6
The Company’s Board of Directors shall discuss and determine the procedure for supervising the proper implementation of the Compensation Policy, in order to ensure that it is being implemented and, with the assistance of the Compensation Committee, the Board shall periodically review the implementation of the Policy (at least once a year) and shall prescribe rules for control, reporting and rectification of Policy deviations, all as specified hereunder in clause 10.

3.7
Without derogating from the general purport of that stated, the Board of Directors (upon the recommendation of the Compensation Committee) shall at all times be authorized to instruct that calculations of Bonuses shall be performed in a manner that differs from that specified in a particular Compensation Plan, or to resolve that any particular Bonus by virtue of a particular Compensation Plan shall not be paid at all, and shall be authorized to instruct the revision, cancellation or suspension of any particular Compensation Plan, for reasons that the Board shall deem fit, in light of considerations of the Company's benefit and subject to any law, provided that any payment to any of the relevant Office Holders deriving from the implementation of revisions as stated, shall not exceed the payment amount  that would originally have been paid by virtue of that particular Compensation Plan were it not for the implemented revisions. This authority of the Board of Directors shall also be exercisable in relation to a Compensation Plan for which the targets for a particular year have already been approved by the Board of Directors and brought to the attention of those Office Holders who are benefitting from it, as long as the payment pursuant thereto has not yet been paid. That stated in this clause shall be deemed a clause included in every Compensation Plan to be granted to any employee.

3.8
Furthermore, any payment that is not an Ongoing Remuneration that shall be paid to an Office Holder pursuant to his/her particular Compensation Plan, insofar as it shall be paid, and which constitutes a Variable Component or a Fixed Component, is not and shall not be deemed part of the Office Holder’s base salary, for all intents and purposes.

4.	Principles of the Compensation Policy for Office Holders

The Compensation Policy was formulated in conformity with the resolution of the Company’s Board of Directors, with the aim of advancing the Company’s objectives, its work plans and its policies with a long-term perspective, and in a manner that creates appropriate incentives for the Company’s Office Holders, while taking into account, inter alia, the Company’s risk management policy, the size of the Company, its financial position and the nature of its operations. The Company designed the mechanism for compensating Office Holders in a manner intended to encourage them to improve the Company’s business processes and mode of operation and to encourage them to increase the Company’s profitability over time. The Compensation Policy was set in a manner that is congruent with the Company’s business strategy and constitutes an incentive to implement it, and in a manner designed to enhance the Office Holders’ sense of identification with the Company and its activities, increase their satisfaction and motivation and to ensure that the Company can retain those Office Holders who have been contributing to the Company over time. The Compensation Policy prescribes an outline of principles whereby a Compensation Plan shall be defined for each of the Office Holders, which is generally comprised of three components – Ongoing Remuneration, Annual Bonus and Equity Compensation, all being pursuant to the principles specified hereunder in this document.

5.	Outline for defining a personal Compensation Plan for Office Holders of the Company

A personal Compensation Plan shall be defined for each of the Office Holders of the Company on the basis of the following outline and subject to the principles prescribed in the outline. Each Office Holder shall be informed of his/her personal Compensation Plan. Upon determining the Compensation Policy for Office Holders, the Compensation Committee and Board of Directors of the Company resolved that Compensation Plans already approved up to and including the date of approval of this Compensation Policy by the shareholders shall not be amended. The Compensation Committee and Board of Directors of the Company also decided that, as long as an alternative compensation policy is not approved (or as long as this Compensation Policy is not amended), as of the approval date of this Compensation Policy by the Company’s shareholders and until December 31, 20164 (“the Period of the Compensation Policy”), the following shall be the outline for defining a personal Compensation Plan for the Company’s Office Holders:

5.1	The following considerations shall be taken into account when approving a personal Compensation Plan:

5.1.1	The Office Holder’s education, qualifications, expertise and professional experience and achievements in his/her current position and, to the extent relevant, in his/her previous position;

5.1.2	The Office Holder’s position, spheres of responsibility and previous compensation agreements signed with the Office Holder;

5.1.3
The ratio between the cost of Office Holder’s Terms of Office and Employment and the cost of the remuneration of the rest of the employees of the Company and the employees of contractors who are working for the Company, and particularly, relative to the average and median remuneration of employees as stated5; whether this ratio is appropriate and why, and the impact of the gaps between them on the labor relations in the Company, if there is any impact;

4	In any event, pursuant to the law, the Plan must be approved once every three years.

 In this context – “employees of contractors who are working for the Company” – as defined in the Companies Law from time to time.

5.1.4
Insofar as the Compensation Plan shall include Variable Components, the considerations should include, inter alia: the Office Holder’s contribution to the achievement of the Company’s targets and to the maximizing of its profits, all from a long-term perspective and depending upon the Office Holder’s position. The Board of Directors shall have discretion with regard to reducing the Variable Components, inter alia, as stated above in clauses 3.2 and 3.7.

5.2	Directors’ Compensation

5.2.1
The securities of the Company are listed for trading in Israel and in the United States. As a result, the burden imposed on the Company’s directors, as well as their responsibility, derive from the requirements of both legal systems. In order to retain high-quality directors who possess expertise and contribute significantly to the Company, the Company believes that they should be compensated commensurately.

5
In 2012, the ratio between the cost of the CEO's remuneration and the cost of the average remuneration of the rest of the Company employees (that are not Office Holders) is 17, and compared to the cost of the median remuneration of the employees is 24; the ratio between the cost of the average remuneration of an Office Holder that is not the CEO and the cost of the average remuneration of the rest of the Company employees (that are not Office Holders) is 11; and compared to the cost of the median remuneration of the employees is 16.

The ratios stated above were calculated without taking into account the Equity Compensation component, since most of the options held by the Company employees are "out of the money" and there is a concern that the inclusion of this component may cause a misleading perception with respect to the value of the benefit to the beneficiary. Nevertheless, for the sake of completing the disclosure, detailed below are the ratios between the costs that include the Equity Compensation component: the ratio between the cost of the CEO's remuneration and the cost of the average remuneration of the rest of the Company employees (that are not Office Holders) is 29, and compared to the cost of the median remuneration of the employees is 42; the ratio between the cost of the average remuneration of an Office Holder that is not the CEO and the cost of the average remuneration of the rest of the Company employees (that are not Office Holders) is 13; and compared to the cost of the median remuneration of the employees is 19.

In 2012, the ratio between the Variable Components together with the Equity Compensation and the Fixed Components is as follows: with respect to the CEO's compensation the ratio is 0.72; with respect to the average compensation of other Office Holders (without the CEO) the ratio is 0.18.

The ratios stated above were calculated according to the Company's records with respect to the cost of the employees' remuneration and accumulated benefits in 2012. The cost of the average remuneration of an Office Holder that is not the CEO was calculated with respect to the Office Holders that served during 2012, except for the Office Holders that served in the Company less than one quarter in that year, as the inclusion of these Office Holders would have unreasonably distorted the said data. In addition, in the cost of the employees' remuneration, the cost of remuneration of employees of contractors, who are working for the Company, was not included since the Company does not have the relevant information for this calculation.

5.2.2
By virtue of their capacity as directors, the members of the Company’s Board of Directors and members of Board committees shall be entitled to compensation, which includes an annual financial compensation and compensation for participation in meetings, in conformity with the provisions of the Companies Regulations (Rules regarding Remuneration and Reimbursement of Expenses to External Directors), 5760 – 2000. As long as it holds true that each of the members of the Board of Directors is an expert in his/her field, considering his/her education, qualifications, expertise and professional experience (not necessarily financial and accounting expertise or professional qualification), the financial compensation to each director shall be the same, apart from the Chairman. Additionally, the directors shall be entitled to reimbursement of expenses and shall benefit from the Company’s Office Holders’ insurance policy and from indemnification letters that have been or shall be granted during this period (as stated hereunder in clause 6). The Company shall be able to grant directors an Equity Compensation, provided that the granting of an Equity Compensation to the External Directors shall be made through an allotment of Restricted Shares or through the use of any other equity instrument, but not by way of granting options. Beyond that stated above, no additional compensation shall be given to Office Holders in their capacities as directors.

For this purpose, the Company’s Compensation Committee and Board of Directors shall consider the director’s education, qualifications, expertise and professional experience and achievements, the creation of uniformity in the Compensation to the directors (subject to special circumstances) (or in the method of calculating it), the advancement of the Company’s objectives, its policy from a long-term perspective, the creation of suitable incentives for directors of the Company (considering, inter alia, the Company’s risk-management policy), the size of the Company and the nature of its operations, but without it being required to take into account the other considerations specified in section 267.B.(a) of the Companies Law, or the matters and parameters specified in the First Addendum A to the Companies Law, since they are irrelevant, intrinsically, under the specific circumstances at the Company.

5.2.3
Notwithstanding that stated above in clause 5.2.2, the Company has the discretion to grant the Chairman of the Board a higher compensation, that shall take into account the additional work imposed on him, the additional time that the Chairman of the Board is required to devote to the performance of his role, and, insofar as the Chairman of the Board is an active chairman, also the appointment percentage at which he shall be employed.

5.3	The ratio between the Fixed Components and the Variable Components (equity and non-equity)

When the Company organs consider approving a personal Compensation Plan for an Office Holder or any particular compensation component in the said plan, the ratio between the Fixed Components (Including the Ongoing Remuneration) and the Variable Components in the personal Compensation Plan of the relevant Office Holder shall be examined, in accordance with the rules set out in this Policy.

The Compensation Policy strives to reach an appropriate balance between the Variable Components and the Fixed Components of the Office Holder’s Compensation, in order to ensure that the Variable Components do not create conflicts with the Company’s overall long-term interests. Nonetheless, Variable Components that are contingent upon long-term performance are very effective tools to achieve the Company’s targets and, therefore, there is a fundamental preference for such components. Determining the real value of equity components is problematic and their real value on the exercise date can materially differ from the estimate of the accounting value on the date that such an equity component is granted; therefore, the ratio between the equity components and the Fixed Components can be significantly higher than the ratio between the other Variable Components (non-equity) and the Fixed Components.

As a rule, the total of the variable non-equity components to be given to an Office Holder over a single calendar year shall not exceed two (2) times the Fixed Components for that year; the total of the variable equity components to be given to an Office Holder over a single calendar year, and which shall be assessed according to the accounting approach to the total economic value distributed equally over the vesting period, without calculating the severance coefficients, shall not exceed four (4) times the Fixed Components for that year. The total of all of the variable (equity and non-equity) components to be given to an Office Holder over a single calendar year shall not exceed five (5) times the fixed components for that year5. Insofar as an Office Holder worked at the Company for a period of less than one calendar year, the calculation shall be performed on a pro rata basis.

5.4	Ongoing Remuneration (That stated in this clause is the maximum level and does not confer a right to any employee to demand these terms)

5.4.1
Monthly salary

When determining the monthly salary for Office Holders of the Company, the Company uses benchmark salaries in order to compare the reasonability and outward fairness of its compensation system, the aim being to recruit and retain key Office Holders at competitive market conditions. The comparative survey is conducted by the Company’s professional compensation advisor and focuses on companies operating in the same business environment as that of the Company, while considering the sizes and characteristics of the surveyed companies (including the volume of revenues, the profitability rate, the number of employees, the operating arena, etc.). In order to ensure that the sampling is representative, the comparison is performed relative to 15 – 25 companies, each of which has an operating turnover of at least NIS 1 billion, and an employee workforce in excess of 1,000 employees. The compensation levels of the Company’s Office Holders shall be within the customary range for Office Holders at the surveyed companies according to the findings of the comparative survey, and according to the judgment of the Company’s Compensation Committee and Board of Directors.  The Company is striving to provide a level of compensation for its Office Holders at a range of between 20% and 80% of all companies in the survey.

The monthly salary is linked to the consumer price index (CPI), as published by the Central Bureau of Statistics and, as a rule, is updated on a monthly or quarterly basis according to the CPI of the month preceding the month for which the salary is being paid. If the CPI is negative, the monthly salary is not reduced accordingly; however, a negative CPI is offset from the next positive CPI. Any cost-of-living increase to be paid, if any, is deducted from each salary update.

5.4.2
Annual vacation, sick days and Office Holders’ routine annual medical examination

The Office Holders are entitled to vacation (the maximum vacation time shall not exceed 30 days per annum and the accumulation of vacation days may be restricted), sick days (the maximum number of sick days shall not exceed 30 days per annum and the accumulation of sick days may be restricted) and a routine annual medical examination according to the Company’s procedures.

5.4.3
Allocations to a pension plan and to a continuing education fund

The Company executes allocations and deductions from the Office Holders’ salary to a pension fund (14.33%), to an office Holders’ insurance plan (13.33%) or to a combined plan (13.33%) and to loss-of-work-capacity insurance (2.5%), according to the Office Holder’s choice.

The Company executes allocations and deductions from the Office Holders’ salary to a continuing education fund (7.5%), according to the Office Holder’s choice.

5.4.4
Advance notice

As a rule, the advance-notice period prescribed in Office Holders’ employment agreements shall not exceed three months during the first year of employment, and six months as of the second year of employment. As a rule, the Office Holder is required to be at the service of the Company during the advance-notice period.

5.4.5
Adjustment period

The adjustment period prescribed in Office Holders’ employment agreements shall not exceed three months during the first year of employment, and six months as of the second year of employment.

5.4.6
Car and phone

The Company may make available a company car of manager class for the Office Holder’s work-related purposes, and assumes the related expenses and, as a rule, also assumes the grossing up of the relevant tax, according to the instructions of the Income Tax Authority. The Company has the option of choosing to pay vehicle maintenance according to the Company's policy, as it may be from time to time.

The Company provides a mobile phone to the Office Holder and covers the cost of the use thereof, as a rule, only in Israel (however, for certain Office Holders, also international calls from Israel and from abroad). The Office Holders assume the value in use of the cell phone, according to the instructions of the Income Tax Authority. The Office Holders will be entitled to purchase from the Company cellular phones at prices that will be determined by the Company, so long as the price shall not be less than 80% of the cost price of the phone and will be entitled to benefit from tariff plans that are offered to Company employees from time to time.

The Office Holders are entitled to reimbursement of per diem expenses, hospitality and lodging in Israel and abroad, according to the Company’s procedures.

5.5	Bonuses

5.5.1
Annual Bonus

The minimum criterion for receiving the annual Bonus is that the total EBITDA6 shall not have decreased by more than 40% of the EBITDA for the year preceding the year in respect whereof the bonus is payable7.

When calculating achievement of the EBITDA target and those targets constituting the basis for the annual Bonus, as specified hereunder, the Compensation Committee and the Board of Directors shall neutralize those non-recurrent and exceptional events which, if taken into account, would lead to an outcome that does not serve the objectives underlying the granting of the annual compensation and that undercompensates or overcompensates the Office Holders other than according to their performance.

Determination of the annual Bonus to Office Holders8

5.5.1.1
The annual Bonus is based on targets at the level of the Company, the division and at a personal level, which is usually defined in advance shortly after the Company’s budget is approved for the following year and before the start of the year for which the annual Bonus is to be paid.

5.5.1.2
The sum of the annual Bonus that may be granted to any Office Holder shall be set in advance, as specified in this Policy, in a manner that ensures an appropriate balance between the Bonus and the Fixed Components in the Office Holder’s Compensation Plan.

6
It should be noted, that for the purpose of determining whether the minimum criterion for receiving the annual Bonus is met, the Company will calculate the EBITDA in a consistent manner identical to the manner in which it calculated this data until now and according to which it reported the EBITDA data in its annual financial reports.

7
The minimum criterion for receiving the annual Bonus was set in light of the high volatility that is characteristic of the Israeli telecommunications market and in light of the sharp decrease in the Company's EBITDA over the past three years. For example, the EBITDA for the first half of 2013 totaled NIS 548 million, compared to the EBITDA for the first half of 2012 which totaled NIS 861 million (a decrease of approximately 36%).

8	With respect to the annual Bonus for the CEO that is in office at the time of approval of the Compensation Policy-see section 5.5.1.6 to this Policy.

5.5.1.3
The sum of the annual Bonus that shall actually be paid to an Office Holder, shall be calculated in a manner that ensures that a structured ratio is maintained between the percentage at which targets are achieved and the height of the Bonus being paid, using a formula that usually takes into account the following three components: achievement of the Company’s targets, achievement of the division’s targets and a personal evaluation of the relevant Office Holder, as specified in the annual Bonus plan (“the Formula” and “the Annual Bonus Plan”, as relevant) and as specified hereunder:

(a)
The Company’s targets

Key targets shall be selected from all Company targets included in the annual budget, which shall constitute a foundation for calculating the ratio at which the Company’s targets were achieved, and which are defined while considering, inter alia, the Company’s risk management policy, and the long-term perspective (“the Company’s Key Targets”). Such targets and indices may be the Company’s net profit; an EBITDA target; market share; churn rate; cash flow, etc., and shall include, inter alia, targets that serve long-term objectives. Each of the Company’s Key Targets will be assigned benchmarks having numerical values that are deemed achievable targets, so that achievement of the exact numerical target prescribed in the Annual Bonus Plan shall constitute achievement of 100% of the target. Numerical values shall also be defined that shall constitute the threshold target, which, if not achieved, will disqualify the employee for a Bonus in respect of that specific target, and numerical values shall be defined that shall constitute the upper limit for calculating the percentage at which a specific target has been achieved. The actual percentage at which targets are achieved shall be calculated according to the aforesaid benchmarks and can reach the maximum level to be defined for each target specifically in the Annual Bonus Plan. The preparation of the Annual Bonus Plan, including the determination of the Company’s Key Targets, their numerical values according to the Company’s budget and the minimum and maximum benchmarks, shall be done annually and is subject to the approval of the Company’s Compensation Committee and Board of Directors. The weight to be assigned to this category (“Company targets”) in the Formula for any given Office Holder shall range between 30% and 90%.

(b)
The Division’s targets

Key targets shall be selected from all of the division targets under the purview of the relevant Office Holder that included in or derive from the annual budget. These selected targets shall constitute the basis for calculating the percentage at which the division’s targets have been achieved, and shall be defined while taking into account, inter alia, the Company’s risk-management policy and the long-term perspective (“the Division’s Key Targets”). Such targets and indices may be: profitability index; market share; growth index; operating and service indices; an index of compliance with internal procedures; contribution to the formulating of targets and to the leading of processes relating to corporate governance and compliance with provisions of law; compliance with regulations; contribution to the performance and advancement of strategic content and targets; an index of reaching milestones in major projects, etc., and shall include, inter alia, targets serving long-term objectives. Each of the Division’s Key Targets shall be assigned benchmarks having numerical values that are deemed achievable targets so that achievement of the exact numerical target prescribed in the Annual Bonus Plan shall constitute achievement of 100% of the target. Numerical values shall also be defined that shall constitute the threshold target, which, if not achieved, will disqualify the employee for a Bonus in respect of that specific target, and numerical values shall be defined that shall constitute the upper limit for calculating the percentage at which a specific target has been achieved. The actual percentage at which targets are achieved shall be calculated according to the aforesaid benchmarks and can reach the maximum level to be defined for each target specifically in the Annual Bonus Plan. The Division’s Key Targets, their numerical values and the minimum and maximum benchmarks shall be submitted by the Company’s CEO for the approval of the Company’s Compensation Committee and Board of Directors. The weight to be assigned to the “Division targets” category in the Formula for any given Office Holder shall range between 10% and 70%.

(c)
Personal evaluation

The Company’s CEO shall present his personal evaluation of Office Holders reporting to the CEO to the Company’s Compensation Committee and to the Board of Directors. The Chairman of the Company’s Board of Directors shall present his personal evaluation of the Company’s CEO to the Company’s Compensation Committee and to the Board of Directors. These evaluations shall relate, inter alia, to nonfinancial indices, including the Office Holder’s long-term contribution and his/her long-term performance. The weight to be assigned to the “personal evaluation” category in the Formula for any given Office Holder shall not exceed 20%.

(d)
It is hereby clarified that the aggregate weight to be assigned to all three of the aforesaid categories in the Formula shall be 100%.

The breakdown of the targets in each measurable category and the relative weight of each of the measurable categories shall be tailored to each Office Holder individually, depending on the seniority of the Office Holder and the organizational division to which the Office Holder is assigned or that is under his/her purview.

5.5.1.4
Upon the approval of the Company’s annual results (in the first quarter of the year following the relevant budget year), the annual Bonus to be paid to each Office Holder shall be calculated according to the relevant Formula in the Annual Bonus Plan, based on the relevant group of targets from among the Company’s Key Targets, the Division’s Key Targets and the personal evaluation of each Office Holder. Eligibility for the annual Bonus and the sum thereof shall be determined according to the following rules: if the total achievement of targets is at a ratio that is lower than the defined minimum threshold of 60%, the Office Holder shall not be eligible for any Bonus whatsoever. If the total achievement of targets is at the ratio of at least 60%, the annual Bonus will be calculated according to an index – that determines with respect to each achievement target ratio the sum of the Bonus in terms of   multiples of the Base Salary, all as set forth in the Annual Bonus Plan.

5.5.1.5	Multi-year Bonus

The Company shall consider and shall be able to implement a multi-year Bonus plan at different and variable ratios for different remuneration levels. As a rule, a multi-year Bonus plan is more suitable to senior management echelons and is usually not suitable for junior employees. The payment of the annual Bonus calculated according to the relevant Formula for each Office Holder, as stated above in clause 5.5.1.4 (“the Calculated Bonus”) can be paid biennially, subject to the following conditions:

(a)
The sum exceeding 50% of the total Calculated Bonus shall be paid shortly after the calculation date of the said Bonus (“the Base Payment”), no later than 30 days after the approval of the Company’s annual results for the year of the Bonus;

(b)
The balance of the Calculated Bonus (CPI-linked) (“the Payment of the Balance”) shall be paid on the payment date of the annual Bonus to be paid in the year after the payment of the Base Payment (no later than 30 days after the approval of the Company’s annual results for that subsequent year); however, an Office Holder’s eligibility for the Payment of the Balance during any given subsequent year shall be contingent upon his/her overall achievement of the predefined multi-year targets, together with the defined annual targets for the base year.

To dispel any doubt, it is hereby clarified that the Payment of the Balance shall be in addition to the payment of the Compensation (including Bonuses) to which the Office Holder shall be entitled in respect of the relevant subsequent year, and the Payment of the Balance shall not have any impact on the method of calculating the Compensation for the relevant subsequent year.

In the event that an Office Holder’s employment at the Company is terminated under circumstances that do not disqualify the receipt of severance pay by law, the Office Holder’s eligibility for the entire Payment of the Balance shall be contingent upon the Company and the relevant division actually achieving the multi-year targets defined for them for the relevant period by a ratio to be defined in the Bonus plan in the base year.

5.5.1.6	Existing arrangements

The Compensation Policy has not been designed to adversely change existing agreements between the Company and its employees. The Company will abide by all of the existing arrangements that are in effect on the approval date of this Compensation Policy, as long as these agreements remain in effect (as stated hereunder in clause 8).

Relative to the Company’s CEO,9 the personal agreements signed with him prescribe that the annual Bonus in respect of achievement of targets (as defined hereunder) shall be at the sums and under the conditions as specified hereunder:

(a)
Insofar as the achievement of targets, as specified hereunder in sub clause (d) shall be between 90% and 100% (inclusively) - the CEO shall be eligible for an annual Bonus at the sum reflecting approximately 80% of his Ongoing Remuneration10 (“the Basic Annual Bonus”) up to the sum reflecting approximately 120% of his Ongoing Remuneration 11 (“the Annual Goal Bonus”), linearly relative to the percentage of the targets achieved.12

(b)
Insofar as the achievement of targets shall be by more than 100% - the Board of Directors has the discretion to either grant the CEO an annual Bonus at the sum equivalent to the Annual Goal Bonus, or to grant him an additional sum, the outcome of which is an annual Bonus that is higher than the Annual Goal Bonus (“the Additional Sum”). According to this Compensation Policy, insofar as the Compensation Committee and Board of Directors of the Company shall decide to pay the Additional Sum as stated, the discretionary Additional Sum as stated shall constitute an immaterial portion.

9	The CEO serving at the time of the approval of the Compensation Policy, with whom the engagement is through a management company.

10
This percentage is calculated according to the compensation set forth in the CEO's management agreement, which as a rule is equivalent to the Ongoing Remuneration as of the date of the engagement with the management company; NIS 2 million.

11
See footnote 10 above; NIS 3 million. In addition, if the Company's annual net profit for 2012, 2013 or 2014 (the examination shall be conducted separately for each of these years) will be equal to or greater than the Company's annual net profit for the previous year, the Company shall grant 150,000 options for the relevant year (according to the terms of the option plan that was in effect at the time the management agreement was entered into with the CEO).

12
The relative calculation shall be performed at intervals of 1%, so that the achievement of targets at 1% above 90% shall entitle the CEO to his Basic Annual Bonus plus NIS 100,000 (one hundred thousand). Fractional percentages shall be rounded up or down to the nearest whole percentage point. For example: if, in a particular year, the CEO achieved 93.6% of the targets, his achievement of targets in that year shall be deemed achievement of 94% of the targets and therefore, the CEO shall be entitled to an annual bonus at the sum of NIS 2.4 million.

(c)
Insofar as the achievement of targets shall be by less than 90% – the Board of Directors has the discretion to decide whether to pay the CEO an annual Bonus. According to this Compensation Policy, insofar as the Compensation Committee and Board of Directors of the Company shall decide to pay an annual Bonus as stated, when the CEO achieved less than 90% of the targets, the sum to be paid as stated shall be calculated proportionately to the percentage of the targets that were achieved, similarly to that stated above in sub clause (a).

(d)
“The targets” – in this clause, means: the Company’s annual targets, as defined by the Company’s Compensation Committee and Board of Directors, at their sole discretion, within the framework of the Company’s Annual Bonus Plan.

5.5.1.7	Eligibility for a Bonus in respect of a partial period of employment

An annual Bonus shall be paid only to those Office Holders who worked at least eight months at the Company during a particular calendar year and were working at the end of that calendar year. In relation to any Office Holder whose employment begins in January – April of a particular calendar year, an annual Bonus shall be calculated that takes into account the start date of his employment. An Office Holder whose employment begins later in a calendar year shall not be eligible for an annual Bonus in that calendar year.

5.5.2	Severance Bonus

5.5.2.1
As of the adoption date of this Policy, the Company shall not engage in an agreement that commits to a Severance Bonus in advance, but it shall be able to commit to grant a Severance Bonus to an Office Holder, ad hoc, only under exceptional circumstances and based on reasons of great importance which shall be detailed in the resolutions of the Company's relevant organs. That stated in no way prejudices stipulations in existing agreements regarding Severance Bonuses.

5.5.2.2
The Severance Bonus, if granted, shall be granted commensurate to the Office Holder’s Terms of Office or Employment. The Compensation Committee and Board of Directors of the Company can grant Severance Bonuses to Office Holders of the Company by virtue of this Compensation Policy, which shall be calculated on the basis of their Ongoing Remuneration and shall not exceed 25% of the Ongoing Remuneration for each year of employment at the Company, or, in exceptional instances, when a predefined period of employment is approved, which shall not exceed three years, the Severance Bonus shall reflect the consideration that the Office Holder would have been entitled to receive had he/she worked throughout the entire said period. As a rule, an Office Holder’s minimum period of office or employment that shall qualify for a Severance Bonus shall be at least twelve (12) months of employment at the Company.

5.5.2.3
The decision-making with regard to a Severance Bonus shall consider the Office Holder’s contribution to the achievement of the Company’s targets and to the maximizing of its profits, and shall be calculated while considering the Company’s performance during the Office Holder’s incumbency, as shall be decided by the Board of Directors.

5.5.2.4
The decision-making with regard to a Severance Bonus shall take into account the circumstances of the Office Holder’s severance and how they affect the Office Holder’s right to the Severance Bonus. Naturally, a Severance Bonus shall not be given under circumstances of the commission of fraud against the Company.

5.5.2.5
It is hereby clarified that the adoption of this Compensation Policy shall in no way prejudice the existing rights of any Office Holder relative to Severance Bonuses that were approved prior to the adoption of this Policy, on which the Office Holders relied during their employment.

5.5.3
Special Bonuses

In addition to the annual Bonuses and any other compensation described in this Policy, the Board of Directors of the Company (upon the recommendation of the Compensation Committee) shall have the authority, in accordance with its discretion, to award special Bonuses, whether equity or non-equity - ad hoc - under special circumstances, such as Office Holder retention relating to the sale of the Company or the transfer of the control over the Company. This special Bonus shall be calculated separately and in addition to any other type of compensation described in this Policy. The special Bonus as stated shall be according to the criteria to be prescribed by the Compensation Committee and the Board of Directors of the Company, and shall be within the range that is customary in the market for Office Holders holding similar positions, provided that such compensation shall not exceed twice (2) the Fixed Components of the Office Holder in the relevant calendar year13, without this requiring an additional approval by the shareholders. In addition, under circumstances as stated, the Compensation Committee and the Board of Directors of the Company shall also be able to extend an Office Holder’s adjustment period for a period not longer than nine months and/or to determine that the Company shall pay the Office Holder his/her compensation terms in their entirety during an additional period, which shall not exceed 12 months beyond that prescribed in this Compensation Policy.

5.6	Equity Compensation – options, Phantom Options, Restricted Stock Units, Restricted Shares

5.6.1
The use of an equity-based compensation enables alignment between the Office Holders’ targets and the objectives of the shareholders, creates a retention component in the Compensation Plan that takes a long-term perspective on the Company’s results, and motivates the Office Holders to work for the benefit of the Company under long-term policy considerations and with controlled risk-taking. Equity Compensation can be offered in a track either with or without a trustee, including a capital-gains track or an employment-income track, as the Company’s institutions shall decide.

5.6.2
The terms of a Compensation Plan that include an Equity Compensation should provide adequate incentives to maximize the Company’s long-term value. Among the relevant parameters for ensuring the creation of such incentives are: the expected volume of dilution, the plan's economic value, the exercise prices and the vesting period.

13
The relevant calendar year - the calendar year preceding the date of the decision to grant the bonus or the calendar year during which the decision was adopted, as to be decided by the Compensation Committee and the Company's Board of Directors in accordance with the specific circumstances.

5.6.3
With respect to variable equity components not cleared in cash, such as options or Restricted Shares, the maximum value shall be calculated on the grant date by way of determining their exercise prices according to a variety of considerations that the Compensation Committee and Board of Directors have determined, including, inter alia, the average market price of the share during a defined trading period. The exercise price shall be determined according to one of the following options: (1) the exercise price shall not be less than the average closing price of the Company’s share during the thirty trading days on the Tel-Aviv Stock Exchange preceding the grant date,  with the addition of a 5.0% premium; or (2) the exercise price shall not be less than the average closing price of the Company’s share during the thirty trading days on the Tel-Aviv Stock Exchange preceding the grant date, while the vesting of the options will be subject to achieving targets set by the Company's Compensation Committee and Board of Directors. For the avoidance of doubt, the resolution with respect to the option to be implemented will be adopted only at the time of the grant.

5.6.4
As a rule, the minimum holding or vesting period of variable equity components shall be three years (divided into tranches that shall vest throughout the period, with the minimum vesting period relative to each tranche being one year). This minimum vesting period serves to constitute adequate incentive from a long-term perspective. However, the Board of Directors (upon the recommendation of the Compensation Committee) shall have the discretion to assign a shorter vesting period or to calculate the vesting period from an earlier point at which the Office Holder was employed by or provided services to the Company, under circumstances that shall be explained and specified.

The Company's Board of Directors (upon the recommendation of the Compensation Committee) may grant Equity Compensation (options, Phantom Options, Restricted Stock Units, Restricted Shares, etc.), in whole or in part subject to additional vesting terms besides timing, such as an allotment of Restricted Shares to an Office Holder, with the release of the shares to the Office Holder being contingent upon the Company’s annual net profit for a particular year being equal to or higher than the annual net profit for the previous year.

5.6.5
The exercise period shall commence as of the end of the vesting period and shall end after two to seven years have elapsed; however, the Board of Directors shall have the discretion to define a shorter or longer exercise period, provided that the duration shall in no instance exceed the period of the Equity Compensation plan and shall not be less than one year after each vesting date, apart from an instance of termination of employment, for which a shorter exercise period may be defined, but not less than three months.

5.6.6
The maximum cumulative dilution within the scope of Equity Compensation in respect of all grants executed in the Company shall be limited, so that it shall not exceed 10% of the Company’s shares to all Office Holders of the Company for the duration of the Period of the Compensation Policy. The dilution ratio between senior Office Holders and the rest of the employees shall be examined using a test of reasonability.

5.6.7
The dilution ratio shall be calculated while considering the gap between theoretical and actual dilution. Therefore, an Equity Compensation (insofar as relevant, such as options) that carries an exercise price that exceeds 150% of the highest share price during the period of one year prior to the calculation date, shall be exempted from such calculation of the actual dilution. The examination shall be carried out at the time of the allotment of each such Equity Compensation, and no change shall be made in an allotment already granted due to a subsequent change in the market price of the share.

5.6.8
In order to maintain the effectiveness of the Equity Compensation being granted to an Office Holder and in order to equate the Office Holder’s position to that of the Company’s shareholders, the Compensation Committee and Board of Directors of the Company may reduce the exercise price (or make some other comparable adjustment to the relevant Equity Compensation) fully or partially, when a dividend is distributed to the Company’s shareholders. The Company’s Existing Options Plan includes a dividend-reduction mechanism (full or partial, as the case may be) when a dividend is distributed to the Company’s shareholders.

5.6.9
An Equity Compensation may be exercised using a cashless mechanism, whereby the offeree is entitled to receive from the Company only that quantity of shares that reflects the economic gain that the offeree would have received had he/she exercised the Equity Compensation (insofar as relevant, such as options) for shares at the market price of those shares, net of the exercise price in respect thereof. This mechanism may be adopted by the Board of Directors from time to time.

5.6.10
The Board of Directors has discretion to operate a mechanism for exchanging the Equity Compensation for another Equity Compensation (such as an exchange of options), for immediate acceleration of the Equity Compensation or for exchange it for Phantom Options in the event of a change in control over the Company (as defined in the relevant Equity Compensation Plan), as well as to operate a mechanism for immediate acceleration of the Equity Compensation or for exchanging it for Phantom Options in the event of liquidation of the Company or if the Company becomes a private company. The Existing Options Plan also includes an options-acceleration mechanism in the event of the termination of the employment of an offeree by the Company within six months of the date of a transfer of control.

5.7	Comparative analysis relative to the market

In order to ensure congruence between all compensation components for the Office Holders and between them and the market conditions, when approval of an Office Holder’s personal Compensation Plan or one of its components is up for discussion, all components of the Office Holder’s Compensation Plan shall be presented to the Company’s organs. Additionally, the salary ranges and the rest of the Terms of Office and Employment of the Office Holders of the Company have been and shall be determined, inter alia, by comparing them to the market, to similar positions at similar companies. Such an examination shall also assign a value to the aspect of the Company’s performance, enabling examination of the correlation between the Company’s performance and its positioning among the benchmark companies appearing in the comparative analysis, and this, relative to pre-defined parameters. For this purpose, the data on salaries at telecommunication companies and companies having similar characteristics are examined. A comparative analysis performed by Prof. Moshe Zviran dated August 18, 2013 is attached as Appendix A to this Compensation Policy.

5.8	Management agreements between public companies, or between private companies controlled by the controlling shareholder and a public company controlled by the controlling shareholder

5.8.1
Section 270(4) of the Companies Law prescribes that the special decision-making principles prescribed in the Companies Law regarding the approval of a public company’s engagement with its controlling shareholder in relation to Terms of Office and Employment, shall also apply to a transaction of the public company with a company controlled by the controlling shareholder, which provides management or consulting services to the Company. Insofar as a consideration shall not be paid to the controlling shareholder or to another company under his control in relation to a management or consulting agreement, such agreement shall not constitute “Terms of Office and Employment” and, accordingly, the Compensation/Audit Committee or the Board of Directors shall not be required to take into account the considerations specified in section 267.B(a) of the Companies Law or the matters and parameters prescribed in the First Addendum A to the Companies Law.

5.8.2	Management agreements as stated shall be limited to a period of up to three years.

6.	Indemnification, insurance, release

The Company shall be allowed to insure the liability of its Office Holders, to indemnify them or release them from liability, in conformity with the Companies Law and the Company’s Articles of Association. In this regard, the Company’s Compensation Committee and Board of Directors shall make their decisions based on the following considerations: advancement of the Company’s objectives, its policies from a long-term perspective, the creation of suitable incentives for the Company’s Office Holders (while taking into account, inter alia, the Company’s risk management policy), the size of the Company and the nature of its activities. The Company shall not be required to take into account the considerations specified in section 267.B.(a) of the Companies Law, or the matters and parameters specified in the First Addendum A to the Companies Law, since they are irrelevant, intrinsically, under the specific circumstances at the Company.

The aggregate indemnification amount payable by the Company to all indemnified persons, pursuant to letters of indemnification to be granted to Office Holders as of the adoption date of the Policy, in respect of any occurrence of the events specified in the appendix to the letter of indemnification, shall not exceed 25% of the shareholders’ equity according to the latest reviewed or audited financial statements approved by the Company’s Board of Directors prior to the date on which the Board of Directors passes the resolution regarding execution of the indemnification.

Office Holders’ liability insurance, indemnity and the granting of release from liability are essential in order to ensure the recruitment and retention of Office Holders and directors who are the most suitable for the Company’s needs, and who possess relevant qualifications and experience to hold office in the Company and on the Company’s Board of Directors. These are essential considering that, in today’s marketplace, Office Holders and directors of public companies face greater liability exposures than ever before, particularly in public companies listed in multiple countries and subject to differing legal systems.

That stated in this policy document regarding the granting of a release to Office Holders or the approval of this policy does not purport to constitute approval of the granting of a release to Office Holders.

7.	Procedure for approving the Terms of Office of the Office Holders of the Company

The description presented below reflects the requirements of the Companies Law prior to the adoption date of this Policy. The provisions of the Companies Law that shall be in effect on the approval date shall apply to the approval of a particular Compensation Plan.

7.1	Relative to an Office Holder (other than a director, CEO, controlling shareholder or relative of a controlling shareholder)

7.1.1	The Compensation Committee and subsequently, the Board of Directors, shall approve a Compensation Plan for an Office Holder as stated, in conformity with the Compensation Policy.

7.1.2
Approval of a Compensation Plan that does not conform to the Compensation Policy shall be possible in “special cases,”14 (as defined in Amendment 20), with the discussion of the Compensation Plan by the Compensation Committee and Board of Directors following the same procedure as for approving a compensation policy; i.e., taking into account the considerations specified in section 267.B(a) of the Companies Law, and while referring to the matters specified in Part A of the First Addendum A, and while prescribing provisions, inter alia, as specified in Part B of the said Addendum with the subsequent approval of a Compensation  Plan by the shareholders, provided that one of the following conditions is fulfilled: (1) the majority of votes in favor of the matter shall include at least a majority of the votes of shareholders not constituting controlling shareholders in the Company, or those having a personal interest in the approval of the Compensation Plan participating in the vote; which votes shall not include abstaining votes;15 (2) the total number of objecting votes of the shareholders mentioned in subclause (1) does not exceed 2% of the total voting rights in the Company (“Compensation Special Majority”).

7.1.3
Nevertheless, insofar as the law permits this, if the shareholders opposed the approval of the Compensation Plan, the Compensation Committee and Board of Directors shall be able to approve the plan, in “special cases,” notwithstanding shareholders' opposition, after having held another discussion of the terms of the Compensation Plan, and on the basis of detailed reasoning that considered the rationale behind the shareholders' opposition.

7.1.4
An amendment to Terms of Office that is immaterial relative to an existing engagement may be approved solely by the Compensation Committee. Insofar as such amendment relates to a quantitative value, an amendment at a threshold of up to 5% shall be deemed, for the purposes of this clause 7.1.4, an immaterial amendment; insofar as the amendment does not relate to a quantitative value, the materiality of the amendment shall be examined on its merits and its intrinsic nature.

14	For example, when the relevant Office Holder has extraordinary qualifications.

15
Shareholders participating in the voting must notify the Company in advance whether or not they have a personal interest in approving the compensation plan; if a shareholder fails to so notify, the shareholder shall not vote and its vote shall not be counted.

7.2	Relative to the Terms of Office of a CEO (other than a director, controlling shareholder or a relative of a controlling shareholder)

7.2.1	A Compensation Plan for a CEO shall be approved by the Compensation Committee, by the Board of Directors and by the shareholders by the Compensation Special Majority (in that order).

7.2.2
Nevertheless, insofar as the law permits this, if the shareholders opposed the approval of the Compensation Plan, the Compensation Committee and Board of Directors shall be able to approve the plan, in “special cases,” notwithstanding the shareholders’ opposition, after having held another discussion of the terms of the Compensation Plan, and on the basis of detailed reasoning that considered the rationale behind the shareholders' opposition.

7.2.3
In “special cases,” a CEO’s Compensation Plan may be approved even if it does not conform to the Compensation Policy, with the discussion of the Compensation Plan by the Compensation Committee and Board of Directors following the same procedure as for approving a compensation policy; i.e., taking into account the considerations specified in section 267.B(a) of the Companies Law, and while referring to the matters specified in Part A of the First Addendum A, and while prescribing provisions, inter alia, as specified in Part B of the said Addendum, and with the Compensation Plan being subsequently approved by the shareholders by the Compensation Special Majority.

7.2.4
An amendment to Terms of Office that is immaterial relative to an existing engagement may be approved solely by the Compensation Committee. Insofar as such amendment relates to a quantitative value, an amendment at a threshold of up to 5% shall be deemed, for the purposes of this clause 7.2.4, an immaterial amendment; insofar as the amendment does not relate to a quantitative value, the materiality of the amendment shall be examined on its merits and intrinsic nature.

7.2.5
The Compensation Committee shall be able to exempt the Compensation Plan of any candidate for the office of CEO from having to obtain the approval of the shareholders, when the Compensation conforms to the Compensation Policy, when the candidate has no “linkage” to the Company or its controlling shareholder,16 and it has come to the conclusion, on the basis of reasons to be specified, that the submission of the Compensation Plan for approval by the shareholders shall thwart the engagement with that candidate for office.

7.3	Relative to the Terms of Office of a director (other than a controlling shareholder or a relative of a controlling shareholder)

7.3.1	The terms of compensation conforming to the Compensation Policy shall be approved by the Compensation Committee, by the Board of Directors and by the shareholders by a simple majority.

7.3.2
In “special cases,” a director’s Compensation Plan may be approved even if it does not conform to the Compensation Policy, with the discussion of the approval of the Compensation Plan by the Compensation Committee and Board of Directors following the same procedure as for approving a compensation policy; i.e., taking into account the considerations specified in section 267.B(a) of the Companies Law, and while referring to the matters specified in Part A of the First Addendum A, and while prescribing provisions, inter alia, as specified in Part B of the said Addendum, and with the Compensation Plan being subsequently approved by the shareholders by the Compensation Special Majority.

7.4	Relative to the Terms of Office of a controlling shareholder or a relative thereof

7.4.1
The terms of compensation conforming to the Compensation Policy shall be approved by the Compensation Committee, by the Board of  Directors and by the shareholders by a special majority17 of the Company’s shareholders.18

16
The requirement is that the candidate must fulfill the conditions of an “absence of linkage,” which a candidate is required to fulfill in order to hold office as an external director, and which is prescribed in section 240(b) of the Companies Law. In other words, in relation to a company with a controlling shareholder, the candidate cannot be a relative of the controlling shareholder, and neither the candidate, his relative, partner, employer, anyone who is directly or indirectly subordinate to the candidate, nor a corporation of which the candidate is its controlling shareholder, on the date of appointment or during the two years that preceded the date of appointment, have any linkage to the Company, to the Company’s controlling shareholder or to a relative of the controlling shareholder, on the date of the appointment, or to a corporation controlled by the controlling shareholder.

7.4.2
In “special cases,” a  Compensation Plan may be approved for a controlling shareholder or a relative thereof even if it does not conform to the Compensation Policy, with the discussion of the approval of the Compensation Plan by the Compensation Committee and Board of Directors following the same procedure as for approving a compensation policy; i.e., taking into account the considerations specified in section 267.B(a) of the Companies Law, and while referring to the matters specified in Part A of the First Addendum A, and while prescribing provisions, inter alia, as specified in Part B of the said addendum, and with the Compensation Plan being subsequently approved by the shareholders by a special majority.

7.4.3	A Compensation Plan to a controlling shareholder or to a relative thereof for a period exceeding three years must be re-approved every three years.

8.	Compensation pursuant to previously approved compensation agreements

This Compensation Policy was not formulated to prejudice an existing compensation of any of the Office Holders of the Company, on which the Office Holders have relied during their employment by the Company. Any existing Compensation (including Bonuses), where the granting thereof and the method used to determine it are not discretionary (such as a Bonus deriving from predefined quantitative targets or calculated according to the period of employment), is not subject to approval according to this Compensation Policy or Amendment 20; any existing Compensation where the granting thereof is discretionary (such as a Bonus being awarded in recognition of overall contribution to the Company) shall require approval as required pursuant to the Companies Law.

17
In this document, “special majority” means that upon the approval by the shareholders, one of the following conditions is fulfilled: (1) the majority of votes in favor of the matter  shall include at least a majority of the votes of shareholders not constituting controlling shareholders in the Company, or those having a personal interest in the approval of the transaction participating in the vote; which votes shall not include abstaining votes; shareholders participating in the voting must notify the Company in advance whether or not they have a personal interest in approving the transaction; if a shareholder fails to so notify, the shareholder shall not vote and his vote shall not be counted; (2) the total number of objecting votes of the shareholders mentioned in subclause (1) does not exceed 2% of all the total voting rights in the Company (pursuant to that prescribed  in section 275(a)(3)).

18
The Compensation Committee and the Board of Directors must check whether the Compensation Plan includes a “distribution” and, if it does, it must verify compliance with the provisions of the law in this regard (whether or not the Compensation Plan conforms to the Compensation Policy), including verification that there is no reasonable concern that the said Plan might prevent the Company from being able to meet its existing and expected liabilities on their payment due dates (pursuant to section 275(d) of the Companies Law).

9.	Return of a Bonus

In the event that an Office Holder of the Company has been paid sums on the basis of data that was subsequently discovered to be erroneous and was restated in the Company’s financial statements, the said Office Holder shall be obligated to return to the Company, or the Company shall be obligated to pay to the Office Holder (as the case may be), the difference between the sum actually paid and the sum to which the Office Holder had originally been entitled , according to the aforesaid restatement.

10.	Control principles, reporting and correction of deviations

10.1	The Company shall comply with every existing and future provision of law pertaining to the Compensation Policy of the Company’s Office Holders.

10.2
Any deviation or variance from the Compensation Policy specified in this document or from the principles therein shall be approved by the Compensation Committee and subsequently, by the Company’s Board of Directors, or in some other manner that conforms to the requirements of the Companies Law.

10.3
At least once a year, when the annual Compensation is about to be given to the Office Holders, the Company’s CEO or any delegate on his behalf shall submit a report to the Compensation Committee and to the Company’s Board of Directors about the Compensation given to each of the Office Holders, and refer to the Compensation guidelines defined for each Office Holder, the percentage at which targets were achieved and the calculation of the sums.

10.4	The Company’s V.P., Human Resources and the CFO shall verify that the payment in respect of each Office Holder’s compensation complies with the guidelines specified in this document.

10.5
At least once every three years, the Company’s Internal Auditor shall prepare a special report on the Company’s compliance with the Compensation Policy as determined by the Company’s Board of Directors. The Internal Auditor shall submit his report on the implementation of the Compensation Policy as required pursuant to the Companies Law (to the Chairman of the Board of Directors, to the CEO and to the Chairman of the Company’s Audit Committee). Insofar as the report shows that the Company deviated from the Compensation Policy approved by the Company’s Compensation Committee and Board of Directors, the Internal Auditor’s report shall also be submitted for immediate discussion by the Compensation Committee and by the Board of Directors of the Company.

Appendix "A" to Annex "C"

[THIS IS A CONVENIENCE TRANSLATION OF THE HEBREW VERSION]

Zviran

18.8.2013

Members of the Compensation Committee

Partner Communications Company Ltd.

Dear Sirs,

Re: Comparative data for formulating an executive compensation policy at Partner Communications Company

1.
According to your letter, we have been asked to evaluate the reasonability of the components of the compensation being proposed for executives of the Company, within the scope of formulating a compensation policy for the Company.

2.
As a general background, Prof. Moshe Zviran Ltd. engages in the provision of advisory services and comparative information on the subject of executive compensation in Israel. The comparative data used as a foundation for our work rely on a designated database, the only one of its kind in Israel, which was developed, built and is updated by us, and is comprised of real data taken from compensation surveys in the various fields, additional data received from the companies themselves within the scope of a large number of advisory assignments performed recently for senior managements at a variety of companies, as well as real data from other sources. Our database, which constitutes the largest and most up-to-date benchmark in Israel, in conjunction with our unique expertise, which relies on academic knowledge, decades of experience and hundreds of projects, enable us to offer organizations solutions that are based on research and knowledge based on local, sectoral or global data.

Analysis of the compensation package

3.	The structure of the compensation package for senior management positions is usually based on the following components:

•	fixed base salary;

Prof. Moshe Zviran Ltd.
10.a. Dov Gruner Street, Tel-Aviv 69498 Israel • Tel. 03-6418683 • Fax. 03-6420002
 Mobile: 0522-776611 • e-mail: zviran@tau.ac.il

•
vehicle and the grossing up of items – including the economic value of a personal company car, and grossing up of the value in use of the vehicle, if any, as well as fixed payments and grossing up of items, if any;

•	annual bonuses that link the manager’s earnings to the achievement of the company’s short-range targets and other annual additions (such as: a 13th – 14th salary), if any;

•	equity compensation (options and shares) that link the manager’s earnings to the achievement of the company’s long-range targets and enhancement of the company’s value;

4.	The following analysis was performed for two echelons:

•	comparative analysis for the office of the C.E.O.

•	comparative analysis for the group of V.P.s, who report to the C.E.O.

C.E.O.

5.
For the purpose of creating a correct comparative group for the office of the C.E.O., we extracted data on the customary levels of compensation for the office of C.E.O. among major and mega corporations, each of which has an operating turnover exceeding USD 500 million, and an employee force in excess of 1,000 employees. The sampling of companies includes data from 15 public and private companies, including: Osem, El Al, Electra, Bezeq, Hot, Migdal, Makhteshim, Menorah, Nice, Cellcom, Paz, Pelephone, Strauss, Shikun & Binui and Tnuva. Some of the companies are listed only in Tel-Aviv, while others (such as: Nice, Cellcom) are dual listed. Some of the companies in the sampling are private companies. The average operating turnover (in 2012) of the companies in the sampling was NIS 7.5 billion (median: NIS 6.06 billion). It should be noted that the data on executives of companies in the banking sector, holding companies and mega corporations such as Teva, Israel Chemicals, Azrielli and the like, were not included in the sampling, due to a concern of causing bias in the results.

Prof. Moshe Zviran Ltd.
10.a. Dov Gruner Street, Tel-Aviv 69498 Israel • Tel. 03-6418683 • Fax. 03-6420002
 Mobile: 0522-776611 • e-mail: zviran@tau.ac.il

2

6.
The table below presents the customary salary levels for the office of C.E.O. at the sampling of companies, and the relative position of Partner’s C.E.O. at each of the salary levels relative to what is customary in the sampling:

	Data from the sampling					Partner’s data
Salary level	Low	25%	Average	75%	High	Relative position
Base salary	110,000	122,810	143,190	166,890	208,600	~ 60th percentile
Monthly additions	6,000	11,610	15,000	17,420	19,070	~ 25th percentile
Full monthly salary	128,090	138,230	158,840	185,190	220,750	~ 60th percentile
Annual additions	–	1,327,500	2,219,830	2,293,600	6,832,000	--
Inclusive salary	138,420	247,380	343,830	392,130	707,000	~ 15th percentile
Equity compensation (annual)	–	–	1,672,410	2,117,770	7,539,380	~ 85th percentile
Total compensation	138,420	308,150	479,300	696,460	879,280	~ 50th percentile

V.P.s – reporting to the C.E.O.

7.
For the purpose of creating a correct comparative group for the functional offices of the V.P.s, we extracted data on the customary levels of compensation for the offices of vice general managers and executive V.P.s among 25 major and mega corporations, each of which has an operating turnover exceeding USD 500 million.

8.
The table below presents the customary salary levels for the offices of vice general managers and executive V.P.s in the sampling of companies (after excluding extreme values), and the relative positions of Partner’s V.P.s (the average salary and a range – from the lowest to the highest) at each of the salary levels relative to what is customary in the sampling:

	Data from the sampling					V.P data at Partner
	Low	25%	Average	75%	High	Relative position
						Average	Range
Base salary	40,120	52,890	64,270	75,000	133,400	~ 55th percentile	~ 25th-85th percentile
Monthly additions	–	5,750	9,090	12,420	17,800	~ 80th percentile	~ 25th-90th percentile
Full monthly salary	42,740	59,340	73,370	87,500	142,300	~ 60th percentile	~ 20th-80th percentile
Annual additions	–	213,240	400,290	519,930	1,800,100	–	–
Inclusive salary	50,110	80,480	106,730	121,810	248,650	~ 25th percentile	~ 15th-50th percentile
Equity compensation (annual)	–	19,290	322,090	548,650	1,523,610	~ 80th percentile	~ 60th-85th percentile
Total compensation	53,680	92,050	133,570	169,680	327,820	~ 55th percentile	~ 25th-80th percentile

Prof. Moshe Zviran Ltd.
10.a. Dov Gruner Street, Tel-Aviv 69498 Israel • Tel. 03-6418683 • Fax. 03-6420002
 Mobile: 0522-776611 • e-mail: zviran@tau.ac.il

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9.
Our analysis of the components of the officers’ compensation at Partner, relative to the data in the sampling, shows that the levels of compensation in the Company are within the range that is customary at similar companies.

Confidentiality and limit of liability

10.
As has been agreed, the scope of our role is solely the provision of advice and information, while the responsibility for reaching decisions that relate to this engagement and the results to be obtained following the use of any of the services or products being provided by us is that of the Company and its institutions. We have no liability, contractual or otherwise, deriving from the services or from any of the results or from the advice provided – towards the Company or others.

11.	Should any questions arise, we would be delighted to be at your service and assistance.

Sincerely, Prof. Moshe Zviran

Prof. Moshe Zviran Ltd.
10.a. Dov Gruner Street, Tel-Aviv 69498 Israel • Tel. 03-6418683 • Fax. 03-6420002
 Mobile: 0522-776611 • e-mail: zviran@tau.ac.il

4

Annex “D”

Partner Communication Company Ltd.
Legal Department

8 Amal Street
Afeq Industrial Park
P.O.Box 435
Rosh Ha'ayin 48103
Israel
Tel 972-54-7814191
Fax 972-54-7814193
www.orange.co.il

Date: ______________
Dear Mr. ________________

Letter of Indemnification

1.
Partner Communications Company Ltd. (“Partner”) hereby undertakes to indemnify you for any liability or expense that you incur or that is imposed on you in consequence of an action or an inaction by you (including prior to the date of this letter), in your capacity of an officer or director in Partner or as an officer or director on behalf of Partner in a company controlled by Partner or in which Partner has a direct or indirect interest (such companies being referred to herein as “Subsidiaries”), as follows:

1.1.
Financial liability that you incur or is imposed on you in accordance with a judgment, including a judgment given in a settlement or a judgment of an arbitrator approved by the court; provided, that such liability pertains to one or more of the events set out in Schedule I hereto, which, in the opinion of the Board of Directors of Partner, are anticipated in light of Partner's activities at the time of granting this undertaking and are at the sum or measurement of indemnification determined by the Board of Directors to be reasonable given the circumstances set forth herein;

1.2.
Reasonable litigation expenses, including legal fees, that you may incur or for which you will be ordered to pay by a court in the context of proceedings filed against you by or on behalf of Partner or by a third party, or in a criminal proceeding in which you are acquitted or if you are convicted, for an offense which does not require criminal intent; and

1.3.
Reasonable litigation expenses, including legal fees that you may incur due to an investigation or proceeding conducted against you by an authority authorized to conduct such investigation or proceeding and which has ended without the filing of an indictment against you and either (i) no financial liability was imposed on you in lieu of criminal proceedings, or (ii) financial liability was imposed on you in lieu of criminal proceedings but the alleged criminal offense does not require proof of criminal intent, within the meaning of the relevant terms in or in the law referred to in the Israeli Companies Law of 1999 (the “Israeli Companies Law”), or in relation to a financial sanction ("itzum caspi").

1.4.
Payment to the harmed party as a result of a violation set forth in Section 52.54(a)(1)(a) of the Israeli Securities Law of 1968 (the "Israeli Securities Law"), including by indemnification in advance.

1.5.
Expenses incurred in connection with a Procedure ("halich"), as defined in Section 56.8(a)(1)  of the Israeli Securities Law (a "Procedure"), in connection with any of your affairs including, without limitation, reasonable litigation expenses, including legal fees, including by indemnification in advance.

1.6.	Any other liability or expense indemnifiable under any applicable law.

2.
Partner may not indemnify you for your liability for: (i) a breach of duty of loyalty towards Partner unless you have acted in good faith and had reasonable grounds to assume that the action would not harm Partner's best interest; (ii) a breach of duty of care done intentionally or recklessly ("pzizut") except for negligence; (iii) an act intended to unlawfully yield a personal profit; (iv) a fine, a civil fine ("knass ezrahi"), a financial sanction ("itzum caspi") or a penalty ("kofer") imposed upon you; and (v)  a Procedure ("halich").

Upon the occurrence of an event for which you may be entitled to be indemnified, subject to the terms of this letter (including the limitations as to amount in Section 3.13) and any laws applicable at such time, Partner shall provide you with the necessary payments to cover all your expenses in respect of the legal proceedings in question, so that you will not have to pay for or finance them yourself.

3.	Indemnification pursuant to this letter will be subject to applicable law and to the following terms and conditions:

3.1.
That you notify Partner within a reasonable time of your learning of any legal proceedings instigated against you in connection with any event that may give rise to indemnification and that you provide Partner, or anyone specified by Partner, with any documents connected to the proceeding in question.

3.2.
That Partner reserves the right to represent you in the proceedings or to appoint legal counsel of its choice for this purpose (unless its choice of legal counsel is unacceptable to you on reasonable grounds). Partner or such legal counsel will take all necessary steps to bring the matter to a close and will keep you informed of key steps in the process.  The appointed counsel will be bound by a fiduciary duty to you and to Partner. If a conflict of interests should arise between the appointed counsel and yourself, counsel will inform Partner and you will be entitled to appoint a different counsel reasonably acceptable to Partner and the terms of this indemnification agreement shall apply to the new appointment. If Partner should decide to settle by arbitration or by mediation or by settlement, it shall be allowed to do so; provided, that you do not incur any additional expense or liability due to such arbitration, mediation or settlement or that you have otherwise agreed to such arbitration, mediation or settlement. If Partner so requests, you will sign any document that will empower it or any appointed counsel to represent you and defend you in any proceeding as stated above. You will cooperate as reasonably demanded of you with Partner and any appointed legal counsel. Partner shall cover all related expenses so that you will not have to make any payments or incur any expenses yourself.

3.3.
That whether or not Partner shall operate in accordance with section 3.2 above, indemnification shall still cover all and every kind of expense incurred by you that is included in section 1 of this letter so that you will not have to pay or finance them yourself.  You will not be indemnified for any expenses arising from a settlement, mediation or arbitration unless Partner has agreed to the settlement, mediation or arbitration.

3.4.
That upon your request for payment in connection with any event according to this indemnification letter, Partner shall complete all the necessary arrangements required by the law for payment and shall act to receive all necessary authorizations, if demanded. If any authorization should be required for payment, and the payment is not authorized for any reason, this payment or part of it will be subject to the approval of the court (if relevant) and Partner shall act in order to receive authorization.

3.5.
That in the event that you are paid for any sums in accordance with this letter of indemnification in connection with a legal proceeding, and later it becomes clear that you were not entitled to such payments, the sums will be considered as a loan given to you by Partner subject to the lowest interest rate for purposes of Section 3(9) of the Income Tax Ordinance (or any other legislation replacing it) which does not cause a taxable benefit. You shall be required to repay such amounts in accordance with the payment arrangements fixed by Partner, and at such time as Partner shall request in writing.

3.6
That you shall remain entitled to indemnification by Partner as provided in this letter of indemnification even when you are no longer an officer or director in Partner or in a Subsidiary on Partner’s behalf, as long as the events that led to the payments, costs and expenses for which indemnification is being sought are a result of an action or an inaction taken by you as such officer or director.

3.7
The terms contained in this letter will be construed in accordance with the Israeli Companies Law and in the absence of any definition in the Israeli Companies Law, pursuant to the Israeli Securities Law. Schedule I hereto constitutes an integral part hereof.

3.8
The obligations of Partner under this letter shall be interpreted broadly and in a manner that shall facilitate its implementation, to the fullest extent permitted by law, including, ipso facto, as further expanded in the future, and for the purposes for which it was intended. Without derogating from the generality of the foregoing, it is clarified that with respect to any expansion of indemnification that is currently, or will in the future be, permitted by law following incorporation of specific provisions in Partner’s Articles of Association, such expansion be in effect ipso facto even prior to such incorporation, based on Article 34.1 of the Articles of Association, which allows indemnification to the fullest extent permitted by law. In the event of a conflict between any provision of this letter and any provision of the law that cannot be superseded, changed or amended, said provision of the law shall supersede the specific provision in this letter, but shall not limit or diminish the validity of the remaining provisions of this letter.

3.9
The indemnification under this letter will enter into effect upon your signing a copy of the same in the appropriate place, and the delivery of such signed copy to Partner. It is hereby agreed that your agreement to accept this letter constitutes your irrevocable agreement that any previous undertaking of Partner for indemnification towards you, to the extent granted, shall become void automatically upon your signing this letter. Notwithstanding the above, if this letter shall be declared or found void for any reason whatsoever, then any previous undertaking of Partner for indemnification towards you, which this letter is intended to replace, shall remain in full force and effect.

3.10
Partner may, in its sole discretion and at any time, revoke its undertaking to indemnify hereunder, or reduce the Maximum Indemnity Amount (as defined in section 3.13 below) thereunder, or limit the events to which it applies, either in regard to all the officers or to some of them, to the extent such change or revocation relates solely to events that occur after the date of such change; provided, that prior notice has been given to you of its intention to do so, in writing, at least 60 days before the date on which its decision will enter into effect. No such decision will have a retroactive effect of any kind whatsoever, and the letter of indemnification prior to such change or revocation, as the case may be, will continue to apply and be in full force and effect for all purposes in relation to any event that occurred prior to such change or revocation, even if the proceeding in respect thereof is filed against you after the change or revocation of the letter of indemnification. In all other cases, this letter may not be changed unless Partner and you have agreed in writing.

3.11
This undertaking to indemnify is not a contract for the benefit of any third party, including any insurer, and is not assignable nor will any insurer have the right to demand participation of Partner in any payment for which an insurer is made liable under any insurance agreement that has been made with it, with the exception of the deductible specified in such agreement. For the avoidance of any doubt in the event of death this letter will apply to you and your estate.

3.12
No  waiver, delay, forbearance to act or extension granted by Partner or by you will be construed in any circumstance as a waiver of the rights hereunder or by law, and will not prevent any such party from taking all legal and other steps as will be required in order to enforce such rights.

3.13
The aggregate indemnification amount payable by Partner to all directors, officers and other indemnified persons  (including, inter alia, officers and directors nominated on behalf of Partner in Subsidiaries) pursuant to all letters of indemnification issued ~~or that may be issued~~ to them by Partner on or after      2013~~in the future (including, inter alia, to officers and directors nominated on behalf of Partner in Subsidiaries)~~, which indemnification letters include a maximum indemnity amount substantially similar to the Maximum Indemnity Amount under this Section 3.13 (the “Maximum Indemnity Amount”), for any occurrence of an event set out in Schedule I hereto (each, an “Event”), will not exceed ~~the higher of (i)~~ 25% of shareholders equity (according to the latest reviewed or audited financial statements approved by Partner's Board of Directors prior to approval of the indemnification payment)~~and (ii) 25% of market capitalization, each as measured at the time of indemnification (the “Maximum Indemnity Amount”).~~; provided, however, that under the circumstances where indemnification for the same Event is to be made in parallel to you under this letter and to one or more indemnified persons under indemnification letters issued (or to be issued) by Partner containing a maximum indemnity amount which is the higher of 25% of shareholders equity and 25% of market capitalization (the "Combined Maximum Indemnity Amount"), the Maximum Indemnity Amount for you hereby shall be adjusted so it does not exceed the Combined Maximum Indemnity Amount to which any other indemnified person is entitled under any other indemnification letter containing the Combined Maximum Indemnity Amount.

3.14
The Maximum Indemnity Amount shall not be affected in any way by the existence of, or payment under, insurance policies. Payment of the indemnification shall not affect your right to receive insurance payments, if you receive the same (either personally or through Partner or on your behalf) and Partner will not be required to indemnity you for any sums that were, in fact, already paid to you or for you in respect of insurance or any other indemnification obligations made to you by any third party.  In the event there is any payment made under this letter and such payment is covered by an insurance policy, Partner shall be entitled to collect such amount of payment from the insurance proceeds. You will return to Partner any amount that you may receive pursuant to this letter, which is based on data or financial results that will later on be found to be erroneous and will be restated in Partner's financial statements, as will be implemented by Partner's Board of Directors.

3.15
~~In the event~~ If the indemnification amount Partner is required to pay to its directors and other indemnified persons, as mentioned in section 1 above, exceeds at any time the Maximum Indemnity Amount or the balance of the Maximum Indemnity Amount in accordance with section 3.13 above after deducting any indemnification amounts paid or payable by Partner to any of its directors or other indemnified persons at such time (all, as determined and clarified in Section 3.13 above or in the other applicable indemnification letters), such Maximum Indemnification Amount or ~~such~~ remaining balance will be allocated among the directors and the other indemnified persons entitled to indemnification, in the same ratio as with respect to any ~~e~~Event the amount for which each individual director~~s~~ or other indemnified person~~s~~ may be indemnified is to the aggregate amount that all of the relevant directors and other indemnified persons involved in the ~~e~~Event may be indemnified.

3.16	The foregoing does not derogate from Partner's right to indemnify you retroactively in accordance with that permitted by the Articles of Association of Partner and applicable law.

You should be aware that, insofar as indemnification for liabilities arising under the United States Securities Act of 1933 (the “U.S. Securities Act”) may be permitted to Partner’s directors and officers, Partner has been advised that in the opinion of the U.S. Securities and Exchange Commission (the “SEC”) such indemnification is against public policy as expressed in the U.S. Securities Act and is, therefore, unenforceable. In the event of a claim for such indemnification, Partner will (in accordance with an undertaking given to the SEC), unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification is against public policy as expressed in the U.S. Securities Act and will be governed by the final adjudication of such issue.

[INTENTIONALLY LEFT BLANK]

The law of the State of Israel shall govern this Letter of Indemnification and all issues related thereto, without giving effect to any conflicts of law principles. The courts in Tel Aviv, Israel shall have the exclusive local and international jurisdiction, in connection with this Letter of Indemnification, except if an indemnification claim is related to a legal proceeding, already filed by a third party in a different court.

Respectfully,

______________________
On behalf of
Partner Communications Company Ltd.

I accept the terms and conditions of the above. I am aware that Partner has granted (and may grant) indemnification letters with maximum indemnity amounts different from the Maximum Indemnity Amount under this letter (including, without limitation, the Combined Maximum Indemnity Amount) and consequently, the beneficiaries of those indemnification letters may receive higher indemnification amounts than me, and I will have no claim against Partner in that respect. I am also aware that my agreement to accept this letter constitutes my irrevocable agreement that any previous undertakings of Partner for indemnification, to the extent granted, should become void automatically upon my signing this letter. Notwithstanding the above, if this indemnification letter shall be void for any reason whatsoever, then, any previous undertaking of Partner for indemnification towards me shall remain in full force and effect.

Signature: _____________

Name:  ________________

Date:  ________________

Schedule I

Subject to the provisions of the law, the following are the events referred to in section 1.1 of the Letter of Indemnification:

1.
Any offering of Partner’s securities to private investors and/or to the public and listing of such securities, and/or the offer by Partner to purchase securities from the public and/or from private investors or other holders, and any undertakings, representations, warranties and other obligations related to any such offering and Partner’s status as a public company or as an issuer of securities.

Without limiting the generality of the foregoing, Partner's public offering of equity in 1999, public offering of debt securities in 2000, public offering of debt securities in 2005 (including any subsequent offer and sale of the debt securities of that class), redemption of debt securities in 2005, shelf registration in 2009, private offering of debt securities in 2009, public offering of debt securities in 2010, private offering of debt securities in 2011, public offering of debt securities in 2011 and shelf registration in 2012.

2.
All matters relating to Partner’s status, obligations and/or actions as a public company, and/or the fact that Partner’s securities were issued to the public or to private investors and/or are or were traded on a stock exchange (including, without limitation, Nasdaq stock market, the Tel Aviv Stock Exchange and the London Stock Exchange), whether in Israel or abroad.

3.
The erection, construction and operation of Partner’s mobile telephone network, including the erection and operation of antennas and other equipment and environmental issues, including undertakings, activities and communications with authorities regarding the foregoing and including the work performed by Partner’s subcontractors in connection therewith.

4.	The purchase, distribution, marketing and sale of handsets, other terminal equipment and any other of Partner’s products and/or any marketing plans and/or publications.

5.
A Transaction, Extraordinary Transaction, or an Activity within the meaning of Section 1 of the Israeli Companies Law, including negotiations for entering into a Transaction or an Activity, the transfer, sale, acquisition or charge of assets or liabilities (including securities) or the grant or acceptance of a right in any one of them, receiving credit and the grant of collateral, as well as any act directly or indirectly involving such a Transaction or Activity.

6.
Investments which Partner and/or its Subsidiaries and/or its affiliates make in other entities whether before and/or after the investment is made, entering into the transaction, the execution, development and monitoring thereof, including actions taken or alleged omissions by you in the name of Partner and/or any subsidiary thereof and/or any affiliates thereof as a director, officer, employee and/or a board observer of the entity which is the subject of the transaction and the like.

7.
The merger acquisition or other business combination or restructuring, or any such proposed transaction and any decision related to it (by Partner or another person) of Partner, any subsidiary thereof and/or any affiliate thereof with, of or into another entity and/or the sale or proposed sale of the operations and/or business, or part thereof, or any dissolution, receivership, creditors' arrangement, stay of proceeding or any similar proceeding, of Partner, any of its Subsidiaries and/or any of its affiliates.

8.
Tender offers for Partner's securities, including in connection with Partner's Board of Directors' opinion regarding a Special Tender Offer as defined in the Israeli Companies Law or refraining from such opinion.

9.
Labor relations and/or employment matters in Partner, its Subsidiaries and/or its affiliates and trade relations of Partner, its Subsidiaries and/or its affiliates, including with independent contractors, customers, suppliers and service providers.

10.	The testing of products developed and/or marketed by Partner, its Subsidiaries and/or its affiliates and/or in connection with the distribution, sale, license or use of such products.

11.
The intellectual property of Partner, its Subsidiaries and/or its affiliates, and its protection, including the registration or assertion of rights to intellectual property and the defense of claims relating to intellectual property infringement.

12.
Actions taken (or alleged omissions) pursuant to or in accordance with the policies and procedures of Partner, its Subsidiaries and/or its affiliates, whether such policies and procedures are published or not.

13.
The borrowing or other receipt of funds and any other financing transaction or arrangement, or any such proposed transaction or arrangement, whether or not requiring the imposition of any pledge or lien.

14.	Any Distribution (“haluka” - as defined in the Israeli Companies Law).

Without limiting the generality of the foregoing, any share repurchase and distribution of dividends, including, without limitation, in 2005 and distribution of dividends during the calendar years of 2006, 2007, 2008, 2009, 2010 (including the special dividend distribution as of March 2010, approved by the District Court), 2011 and 2012.

15.	Taking part in or performing tenders.

16.
The making of any statement, including a representation or opinion made by an officer or director of Partner in such capacity whether in public or private, including during meetings of the Board of Directors or any committee thereof.

17.	An act in contradiction to the Articles of Association or Memorandum of Partner.

18.	Any action or omission in connection with voting rights in Partner.

19.	Any action or decision in relation to work safety and/or working conditions.

20.	Actions taken pursuant to any of Partner’s licenses, or any breach thereof.

21.	Decisions and/or actions pertaining to the environment and/or the safety of handsets, including radiation or dangerous substances.

22.	A payment to the harmed party as a result of a violation set forth in Section 52.54(a)(1)(a) of the Israeli Securities Law.

23.	Negotiation for, signing and performance or non-performance of insurance policies.

24.
Events associated with the drawing up and/or approval of financial statements, including the acts or omissions relating to the adoption of financial reports (including International Financial Reporting Standards IFRS), preparation and signing Partner's financial statements, consolidated or on a sole basis, as applicable, as well as the editing or approval of the Directors' report or business plans and forecasts, providing an estimate of the  effectiveness of Partner's internal controls and other matters in connection with the financial statements and Directors' report and provision of statements relating to the financial statements.

25.	Events associated with business plans, including pricing, marketing, distribution, directives to employees, customers and suppliers and collaborations with other parties.

26.
Reporting and/or filing of applications or reports, under any applicable law (including immediate reports, periodic or other), disclosure, messaging, providing (or failure to provide) information, statements, declarations, evaluations, presentations, opinions, reviews, requests for approval, or otherwise to any governmental or quasi-governmental authority, stock exchange or regulatory body whether in Israel or abroad.

27.
Actions and any legal process, whether in Israel or abroad, relating, directly or indirectly, to any governmental or quasi-governmental authority, including with respect to trade restrictions, restrictive arrangements, mergers and monopolies.

28.	Investigations conducted against you by any governmental or quasi-governmental authority.

29.
Class actions, including class actions in respect of the environment, consumer protection or complaints, roaming, content services, the Communications Law of 1982, any of Partner’s licenses, Partner’s contracts, and anti-trust, derivative actions or any other legal proceedings against you and/or Partner and/or any of its Subsidiaries in connection with your role and/or activities in Partner or on its behalf.

30.
All matters relating to the change of control transaction, entered into on August 12, 2009, between Advent Investments Pte. Ltd. and Scailex Corporation Ltd. (“Scailex”), under which Scailex agreed to acquire 78,940,104 Ordinary Shares of Partner.

31.	All matters relating to a potential sale of Partner’s securities by Scailex Corporation Ltd., any affiliates thereof or any other Material Shareholder (“ba’al menaya mahuti”) of Partner.

32.	Transactions or agreements entered into between Partner and any of its shareholders or between shareholders of Partner.

33.	Transfer of information to shareholders or potential shareholders of Partner, including Interested Parties.

34.	All matters relating to breach of Partner contracts.

35.
Activities Partner may pursue in new areas such as transmission services, access to high-speed Internet services, fixed line and long-distance telephony services, cable television and other communication services to subscribers.

36.
Establishment, registration, administration, or making use of registries and information databases, including as required by the provisions of the Protection of Privacy Law of 1981 (including regulations, orders, directives, rules or provisions and instructions) issued by any competent authority or by virtue of those authorities and any decision or other action relating to said law.

37.
A suspicion as to perpetration of an offence and/or breach of a statutory obligation under any law because of an action taken by Partner and that, according to any law, can also be attributed to you and/or because of an action taken by you by virtue of your function as officer or director in Partner and/or that was taken for the sake of Partner and/or on its behalf.

38.
A payment or non-payment to any governmental authority under any applicable law, including the payment of income tax, sales tax, betterment tax on real estate, transfer taxes, excise, value added tax, stamp tax, customs, National Insurance payments, municipal levies, royalty fees or any other fees, levies, financial sanction ("itzum caspi") in connection with any of Partner’s licenses, and including any kind of fines, interest and linkage increments.

39.	Any other actions which can be anticipated for companies of the type of Partner, and which the Board of Directors may deem appropriate.

40.	Any of the foregoing events, relating to your service as an officer or director in any of Partner's Subsidiaries on Partner's behalf.

41.	Any of the foregoing events, as it may relate to 012 Smile Telecom Ltd. or to any company in which it has a direct or indirect interest.

In each of the events specified above, including, without limitation, in connection with documents relating to these matters, and in connection with actions or decisions relating to these matters, and in connection with representations and undertakings made relating to these matters, including, without limitation, such representations and undertakings made towards third parties (including, without limitation, governmental authorities) or towards Partner or anyone on its behalf (including, without limitation, advisors, such as accountants, lawyers, etc.).

In each of the events specified above, reference to any action includes also failure to perform an action (omission) or performing it poorly (including, without limitation, non- performance of an action required under law or performing it in a poor manner that does not comply with the legal requirements), and including, without limitation, making a decision; in each case, unless the context in a specific item above does not allow this interpretation.

Annex “E”

Translation of Sections 21-24 of the License

Transfer of Means of Control

21.1
A holding of ten percent (10%) or more of any of the Means of Control in the Licensee will not be transferred, either directly or indirectly, either all at once or in parts, unless given the Minister’s prior written consent.

21.2
None of the said Means of Control, or a part of them, in the Licensee, may be transferred in any way, if as a result of the transfer, control in the Licensee will be transferred from one person to another, unless given the Minister’s prior written consent.

21.3
No control shall be acquired, either direct or indirect, in the Licensee, and no person, whether on his/her own or together with his/her relative or with those acting with him/her on a regular basis, shall acquire in it ten percent (10%) or more of any of the Means of Control in the Licensee, whether all at once or in parts, unless given the Minister’s prior written consent.

21.4	1Cancelled

21.5
2Despite the provisions of sub-clauses 21.1 and 21.3 above, should there occur a transfer or purchase of a percentage of Tradable Means of Control in the Licensee requiring consent under clauses 21.1 and 21.3 (other than a transfer of purchase that results in a transfer of control), without the Minister’s consent having been sought, the Licensee shall report this to the Minister in writing, and shall make an application to the Minister to approve the said transfer or purchase of the Means of Control in the Licensee, within 21 days of the date on which the Licensee became aware of such.

In this Clause 21, “Tradable Means of Control” – Means of Control, including Global or American Depository Shares (GDR’s or ADR’s), or similar certificates, registered for trading on the securities exchange in Israel or overseas, and offered to the public by prospectus, or held by the public in Israel or overseas.

21.6
Neither the entry into an underwriting agreement relating to the issue or sale of securities to the public, the registration for trading on the securities exchange in Israel or overseas, nor the deposit or registration of securities with a registration company or with a depository agent or a custodian for the purpose of registration of GDRs or ADRs or similar certificates relating to the issue or sale of securities to the public shall in and of themselves be considered as a transfer of Means of Control in the Licensee3.

1 Amendment No. 52

2 Amendment No. 3

21.7	(a)
Irregular Holdings shall be noted in the Licensee’s members register (the list of shareholders) stating the fact that they are irregular, immediately upon the Licensee’s becoming aware of this, and a notice of the registration shall be given by the Licensee to the holder of such Irregular Holding and to the Minister.

(b)
Irregular Holdings, noted as aforesaid in clause 21.7(a), shall not provide the holder with any rights, and shall be “dormant shares” as defined in Section 308 of the Companies Law 5759-1999, expect in the case of the receipt of a dividend or any other distribution to shareholders (especially the right to participate in an allotment of rights calculated on the basis of holdings of Means of Control in the Licensee, although holdings accumulated as aforesaid shall also be considered as Irregular Holdings), and therefore no action or claim of the activation of a right by virtue of the Irregular Holdings shall have any force, except in the case of the receipt of a dividend or any other distribution as aforesaid.

Without derogating form the generality of the above:

(1)
A shareholder who takes part in a vote during a meeting of shareholders shall advise the Licensee prior to the vote, or in the case of documentary voting on the voting document, whether his holdings in the Licensee or his voting require consent under clauses 21 and 23 of the License or not; where a shareholder does not so advise, he may not vote and his vote shall not count.

(2)
No director of the Licensee shall be appointed, elected or transferred from office by virtue of an Irregular Holding; should a director be appointed, elected or transferred from office as aforesaid, the said appointment, election or transfer, as the case may be, shall be of no effect.

(3)	Irregular Holdings shall not provide voting rights in the general meeting;

For the purposes of this clause:

“Irregular Holdings” – the holding of Tradable Means of Control without the Minister’s consent as required under clause 23, and all holdings of a person holding Tradable Means of Control acting contrary to the provisions of clause 24; for so long as the Minister’s consent under clause 21 has been sought but not yet granted, or whilst there is a situation of breach of the provisions of clauses 23 or 24.

3 Amendment No. 4

(c)	The provisions of clause 21.7 shall be included in the Articles of Association of the Licensee, including the provisions of clause 21.9, mutatis mutandis.

21.8
For so long as the Articles of Association of the Licensee provide as set out in clause 21.7, and the Licensee acts in accordance with the provisions of clauses 21.5 and 21.7, and for so long as none of the holdings of Founding Shareholders or their Substitutes4  reduces to less than 26% 5 6 7 of all Means of Control in the Licensee immediately prior to the listing of the shares for trade, and for so long as the Articles of Association of the Licensee provide that a majority of the voting power in the general meeting of the Licensee may appoint all members of the Board of Directors of the Licensee, other than external directors required by any law and/or the relevant Exchange Rules, the Irregular Holdings shall not, in and of themselves, give rise to a cause for the cancellation of the Licensee.

For the purpose of this article: "Founding Shareholders or their Substitutes"- Matbit Telecommunications Systems Ltd., Advent Investment Pte Limited, Matav Investments Ltd and Tapuz Cellular Systems limited Partnership as well as any other entity that one of them has transferred the Means of Control in the Licensee to, with the Minister's consent, before 4.7.2004 (each of the above entities shall be termed "Founding Shareholder"), as well as any other entity that a Founding Shareholder will transfer Means of Control in the Licensee to after 4.7.2004, provided that the Minister gave his written consent that the transferree be considered for this matter as the Founding Shareholder's substitute from the date to be determined by the Minister, including anyone that is an Israel Entity as defined in Article 22A.2, that purchased Means of Control from the Licensee and received the Minister's approval to be considered a founding shareholder or their substitute from the date set by the Minister8. Such consent under this article does not exempt the Licensee from the obligation to receive the Minister's consent for every transfer of the Means of Control in the Licensee that requires the Minister's consent in accordance with any other article in the License.9

21.9	The provisions of clauses 21.5 through 21.8 shall not apply to the founding shareholders or their substitutes.10

4 Amendment No. 25

5 Amendment No. 9

6 Amendment No. 28

7Amendment No. 31

8 Amendment No. 31

9 Amendment No. 25

10 Amendment No. 31

22.	Placing a Charge on Means of Control

Any shareholder in the company that holds the License, or a shareholder in an Interested Party in the same company, is not allowed to encumber his/her shares, in a way that the realization of the charge would cause a change in the ownership in ten percent (10%) or more of any of the Means of Control in the Licensee, unless the charge agreement includes a constraint, according to which the charge cannot be realized without prior consent, in writing, by the Minister.

22A.	Israeli Requirement and Holdings of Founding Shareholders or their Substitutes11

22A.1.
The total cumulative holdings of the "Founding Shareholders or their Substitutes", as defined in Article 21.8, (including anyone that is an “Israeli Entity” as defined in Article 22.2A below, that purchased Means of Control from the Licensee and received the Minister’s approval to be considered a founding shareholder or their substitute from the date set by the Minister), and are bound by an agreement for the fulfillment of the provisions of Article 22A of the License (in this Article they will all be considered “Founding Shareholders or their Substitutes”) shall not be reduced to less than 26% of each of the Means of  Control in the Licensee.

22A.2
The total cumulative holdings of "Israeli Entities", one or more, that are considered as one of the Founding Shareholders or their Substitutes, from the total holdings of Founding Shareholders or their Substitutes as set forth in Article 22A.1 above, shall not be reduced at all times to less than 5% of the total issued share capital and from each of the Means of Control in the Licensee. For this matter, the issued share capital of the Licensee shall be calculated by deducting the number of “Dormant Shares” held by the Licensee.

In this Article-

"Israeli Entity"- for an individual-an Israeli citizen or resident of Israel,  For a corporation- a corporation that was incorporated in Israel and an individual that is a citizen and a resident of Israel, controls the corporation either directly or indirectly, as long as the indirect control shall be only through a corporation that was incorporated in Israel, one or more. However, for the matter of indirect holdings, the Prime Minister and the Minister of Communications may approve holdings through a corporation that has not been incorporated in Israel, as long as the corporation does not directly hold shares in the Licensee, and only if they are convinced that this will not derogate from the provisions of this article. For this matter,  “Israeli citizen”- as defined in the Nationality Law, 5712-1952; “resident”-as defined in the Inhabitants Registry Law, 5725-1965.

11
Amendment No. 31-Amendment No. 31 will come into effect upon completion of all of the obligations set forth in article 22A and no later than 30 June 2005, in accordance with the Ministry of Communications document 62/05-4031 dated 13 March 2005

For this matter, "Dormant Shares"- as defined in Article 308 of the Companies Law, 5759-1999.

22A.3
At least one tenth (10%) of the members of the Board of Directors of the Licensee shall be appointed by the Israeli Entities as set forth in Article 22A.2. Notwithstanding the above-mentioned, for this matter- if the Board of Directors of the Licensee shall consist of up to 14 members – at least one director shall be appointed by the Israeli entities as set forth in Article 22.2A above, if the Board of Directors of the Licensee shall consist of between 15 and 24 members-at least 2 directors shall be appointed by the Israeli entities as set forth in Article 22.2A above and so on and so forth.

22A.4
The Licensee's Board of Directors shall appoint from among its members that have security clearance and security compatibility  to be determined by the General Security Service  (hereinafter: “ Directors with Clearance”) a committee to be designated  "the  Committee for Security Matters", or CSM.

The CSM shall consist of at least 4 Directors with Clearance including at least one External Director. Security matters shall be discussed, subject to Article 22A.5, solely by the CSM. A resolution that was adopted or an action that was taken by the CSM, shall have the same effect as a resolution that was adopted or an action that was taken by the Board of Directors and shall be discussed by the Board of Directors only if necessary in accordance with Article 22A.5 and subject to Article 22A.5.

In this article-“security matters”-as defined in the Bezeq Order (Determination of Essential Service Provided by “Bezeq”, the Israeli Telecommunications Company Ltd), 5757-1997, as of March 9, 2005.

22A.5
Security matters that the Board of Directors or the Audit Committee of the Licensee shall be required to consider in accordance with the mandatory provisions of the Companies Law, 5759-1999, or in accordance with the mandatory provisions of any other law that applies to the Licensee shall be discussed, if they need to be discussed by the Board of Directors or the Audit Committee, only in the presence of Directors with Clearance. Directors that do not have security clearance shall not be allowed to participate in this Board of Directors or Audit Committee meeting and shall not be entitled to receive information or to review documents that relate to this matter. The legal quorum for such meetings shall include only Directors with Clearance.

The Licensee may set out in its Articles of Association that an Office Holder, who in the capacity of his position or based on the provisions of the law or the Articles of Association, should have received information or participate in security matter meetings and this was denied him due to Article 22A.5, will be released  from any liability for any claim of breach of  duty of care towards the Licensee, if the breach of duty of care was  a result of his or her inability to participate in the meetings or receive  information.

22A.6	The shareholders at a general meeting shall not be entitled to assume, delegate, transfer or exercise any of the authorities granted to another organ in the company, regarding security matters

22A.7
(a) The Minister shall appoint an observer for the Board of Directors and committee meetings, who has security clearance and security compatibility that will be determined by the General Security Services.

(b) The observer shall be a government employee, qualified to serve as a director, in accordance with Chapter C of the Government Companies Law, 5735-1975.

(c) In addition, and without derogating from any duty imposed on him by any law, the observer shall be bound by confidentiality towards the Licensee, except as the matter may be required  to fulfill his  responsibilities as an observer. The observer shall not act as an observer or in any other capacity for any entity that deals with the provision of telecommunication services and directly competes  with the Licensee, and shall refrain from any conflict of interest between his position as an observer and between the Licensee, excluding conflicts of interest that result from his being a government employee that is fulfilling his responsibilities  as an observer with the Licensee. The observer shall undertake towards the Licensee not to serve as an observer or an office holder, and not to fulfill a position or be employed, directly or indirectly by any  entity that directly competes  with the Licensee or  has a conflict of interest with the Licensee, excluding a conflict of interest that results from his being a government employee that is fulfilling his responsibilities as an observer with the Licensee throughout the duration of his position as an observer with the Licensee and for eighteen months  after he completes this term.

In any case of a dispute regarding a conflict of interest of the observer, the matter shall be decided by the State Attorney General or a person on his behalf.

(d) Notices to Board of Director and committee meetings, including the CSM, shall be sent to the observer and he shall be entitled to participate as an observer in each such meeting.

(e) The observer's entitlement to receive information from the Licensee, shall be the same as a director. If the Licensee believes that certain information that is sensitive business information is not required by the observer in order to fulfill his duties, the Licensee may delay delivery of such information to the observer and shall inform him accordingly. If the observer believes that he should receive such information, the matter shall be decided by the head of the General Security Services.

(f) If the observer believes that the Licensee adopted or is about to adopt a resolution regarding security matters, contrary to the provisions of the License, contrary to Article 13 of the Law or contrary to the provisions of Article 11 of the General Security Services Law, 5762-2002, he shall immediately notify the Licensee in writing. Such a notice shall be sent to the chairman of the Board of Directors and to the chairman of the CSM and adequate time shall be given, under the circumstances of the case, to remedy the breach or to change the resolution, if possible.

22A.8	The provisions of Article 22A of the License shall be adopted in the Articles of Association of the Licensee.

Section C: Cross-Ownership and Conflict of Interests

23.	Prohibition of Cross-Ownership

23.1
The Licensee, an Office Holder or an Interested Party in the Licensee, as well as an Office Holder in an Interested Party in the Licensee, shall not hold, either directly or indirectly, five percent (5%) or more of any Means of Control in a Competing MRT Operator, and shall not serve as an Office Holder in a Competing MRT Operator or in an Interested Party in a Competing MRT Operator; for this matter, “Holding” includes holding as an agent.

23.2
Notwithstanding the provisions of Paragraph 23.1, the Minister may, based upon written request, permit an Office Holder in the Licensee to serve as an Office Holder in an Interested Party in a Competing MRT Operator, or permit an Office Holder in an Interested Party in the Licensee to serve as an Office Holder in a Competing MRT Operator or in an Interested Party in a Competing MRT Operator, if he is satisfied, that this will not harm the competition in MRT Services;  the Minister may condition the granting of such permit on conditions that the Office Holder must fulfill for prevention of harm to the competition as aforesaid.

23.3
Notwithstanding the provisions of Paragraph 23.1, an Interested Party in the Licensee, which is a trust fund, an insurance company, an investment company or a pension fund, may hold up to ten percent (10%) of the Means of Control in a Competing MRT Operator, and an Interested Party in a Competing MRT Operator, which is a trust fund, an insurance company, an investment company or a pension fund, may hold up to ten percent (10%) of the Means of Control in the Licensee, provided it does not have a representative or an appointee on its behalf among the Office Holders of a Competing MRT Operator or of the Licensee, as the case may be, unless it is required to do so by law.

23.4
The Licensee, an Office Holder or an Interested Party in the Licensee, as well as an Office Holder in an Interested Party in the Licensee, will not control a Competing MRT Operator, and will not cause it, by any act or omission, to be controlled by a Competing MRT Operator or by an Office Holder or an Interested Party in a Competing MRT Operator, or by an Office Holder in an Interested Party in a Competing MRT Operator, or by a person or corporation that controls a Competing MRT Operator.

23.5	The rate of indirect holding in a corporation will be a product of the percentage of holdings in each stage of the chain of ownership, subject to what is set out in Paragraph 23.6; for example:

(A)	‘A’ holds 40% in Company ‘B’;

(B)	Company ‘B’ holds 40% in Company ‘C’;

(C)	Company ‘C’ holds 25% in Company ‘D’;

(D)	Therefore, Company ‘A’ holds, indirectly, 4% of Company ‘D’.

23.6
For the matter of this Paragraph and Paragraphs 14.1 (G) (6), (7), (8), (8a), (9) and 21.4, if a certain body (hereinafter: “the Controlling Body”) controls another body that has holdings, directly or indirectly, in the Licensee (hereinafter: “the Controlled Body”), the Controlling Body, and also any other body controlled by the Controlling Body, will be attributed with the rate of holdings in the Licensee that the Controlled Body has, directly or indirectly; according to the following examples:

A.	Direct holdings:

(1)	‘A’ holds 50% in Company ‘B’, and controls it;

(2)	Company ‘B’ holds 50% in Company ‘C’, and controls it;

(3)	Company ‘C’ holds 10% in the Licensee and does not control it;

(4)
Therefore, notwithstanding that ‘A’s’ holdings in the Licensee in accordance with the instructions of Paragraph 5.6 are 2.5%, ‘A’ and also any body controlled by ‘A’ will be deemed as an Interested Party holding 10% in the Licensee.

B.	Indirect holdings:

(1)	‘A’ holds 50% of Company ‘B’ and controls it;

(2)	Company ‘B’ holds 40% of Company ‘C’ and controls it;

(3)	Company ‘C’ holds 40% of Company ‘D’ and does not control it;

(4)	Company ‘D’ holds 40% of the Licensee and does not control it;

(5)
Therefore, ‘A’ and any body controlled by ‘A’ will be regarded as having a holding in the Licensee at the rate of holdings of Company ‘C’ in the Licensee, which is holdings of 16% (according to the method set out in Paragraph 23.5 for the calculation of the rate of indirect holdings in the absence of control), and in this manner, ‘A’ and any body controlled by ‘A’ is an Interested Party in the Licensee.

23.7
If a certain body has indirect holding in the Licensee, through two or more Interested Parties, then for the purpose of its definition as an Interested Party, and for the purpose of determining the rate of holding with regard to this Paragraph, the greatest indirect rate of holding will be taken into account, and also any rate of holding that derives from the chain of holdings through which the said holding body is attributed with the holdings of corporations controlled by it in accordance with the provisions of Paragraph 23.6;  the rates of holdings that derive from two or more chains that will be taken into account as stated above, will be cumulative for the purpose of calculating the rate of holdings.

23.8
The Minister may, in response to a written request, permit an Interested Party in the Licensee to hold, either directly or indirectly, five percent (5%) or more in any of the Means of Control of a Competing MRT Operator, if the Minister is satisfied that this will not harm competition in the MRT field; 12the Minister may condition the granting of the said permit on a condition that the Interested Party in the Licensee or competing MRT Operator is an Interested Party merely by virtue of the provisions of Article 23.6 .

24.	Prohibition of Conflict of Interests

The Licensee, any body in which the Licensee is an Interested Party, an Office Holder in the Licensee or an Interested Party in the company holding the License or an Office Holder in an Interested Party therein, will not be party to any agreement, arrangement or understanding with a Competing MRT Operator, or an Interested Party or an Office Holder in it, or an Office Holder in an Interested Party in a Competing MRT Operator, or any other body in which a Competing MRT Operator is an Interested Party, which are intended to or might reduce or harm competition in anything that pertains to MRT Services, MRT Terminal Equipment or any other Telecommunications Services.

12 Amendment No. 10

[THIS DEED OF VOTE IS A CONVENIENCE TRANSLATION OF THE BINDING
HEBREW VERSION OF THE DEED OF VOTE (KTAV HATZBA'A) REQUIRED BY
ISRAELI LAW]

Date: September 12, 2013

Partner Communications Company Ltd.
Deed of Vote

Part I
In accordance with the Companies Regulations (Deeds of Vote and Position Notices)
(2005)

Name of the Company: Partner Communications Company Ltd. (the “Company”).

Type, date and place of meeting: Extraordinary General Meeting (the “EGM”) will be held on Thursday, October 17, 2013 at 10:00 am. (Israel time), at the Company's offices, 8 Ha’amal Street, Rosh Ha’ayin, Israel or at any adjournment thereof. The telephone number for inquiries is +972-54-781-4191.

Pursuant to the Israeli Companies Law (1999) (the “Israeli Companies Law”) and the Israeli Companies Regulations (Deeds of Vote and Position Notices) (2005) (the “Deed of Vote Regulations”), shareholders who will not attend the EGM in person may vote with respect to the items on the agenda by a Hebrew form of deed of vote (ktav hatzba'a) and these items are subject to provisions set forth in the Israeli Companies Law and the Deed of Vote Regulations (the “Regulations Procedure”).

The items on the agenda (which are subject to the Regulations Procedure):

Set forth below is a summary of the proposed resolutions that may be voted on by the Deed of Vote:

1.	Approval of a Registration Rights Agreement between the Company and S.B. Israel Telecom Ltd.

A registration rights agreement is an agreement, which grants the shareholders who are parties to the agreement a right to require the Company to register their shares to be traded on the U.S. Stock Exchange according to the U.S. Securities Act of 1933 (“U.S. Securities Act”), which in general requires shares to be registered with the Securities and Exchange Commission before they may be sold to the public in the U.S., and subject to the terms of the registration agreement allows shareholders to dispose of their shares in the U.S. public market.

In the past, the Company entered into registration rights agreements with its controlling shareholders: in 1999 the Company entered into a registration rights agreement with Advent Investments Pte. Ltd. (“Advent”) and the other principle founding shareholders (the “Original RRA”), and in 2009, following the change of control in the Company from Advent to Scailex Corporation Ltd. (“Scailex”), the Company entered into a registration rights agreement with Scailex, based on and substantially similar to the Original RRA (the "Existing RRA"). The entering into the Original RRA and the Existing RRA were approved  by the general meeting of shareholders. According to the Existing RRA, the Company granted the Holders (as this term is defined in the Existing RRA) the right to require the Company to register their shares to be traded on the U.S. Stock Exchange and in such a case the Company will be required to file a registration statement under the U.S. Securities Act. Furthermore, the Company granted the Holders the right to request the inclusion of their Ordinary Shares  for registration should the Company request to register its shares for trade at its own initiative. These rights are subject to the conditions set in the Existing RRA.

The Existing RRA will expire, with respect to each of the Holders, upon the earlier of (i) October 27, 2014 and (ii) when the Registerable Shares held by such Holders can be sold in the United States public market pursuant to an exemption from the registration requirements of the U.S. Securities Exchange Act of 1934, without regard to a holding period, volume or manner-of-sale limitations.

On January 29, 2013, the change of control transaction between Scailex and S.B. Israel Telecom Ltd. ("S.B.") was completed. Following this, it is proposed that the Company will enter into an agreement with S.B. that provides S.B. with the said registration rights (the “Proposed RRA”). The terms and conditions of the Proposed RRA are based on and similar to the Existing RRA, except for certain amendments set out in the Proxy Statement distributed with this Deed of Vote (the "Proxy Statement"), which also details the rationale of the amendments, and as set out and marked in the Proposed RRA attached as Annex “A” to the Proxy Statement.

It should be noted, that at the Annual General Meeting of shareholders held on July 25, 2013 (the “AGM”), it was proposed to approve that the Company enter into a registration rights agreement with S.B. (the "Former Proposed RRA"), that was based on the Existing RRA, but included certain amendments which were annotated in the Fromer Proposed RRA that was attached as an annex to the AGM Proxy Statement. In light of comments received from shareholders or on their behalf with respect to the amendments included in the Former Proposed RRA, the AGM resolved to postpone the discussion and resolution of this matter to an adjourned meeting, in order to allow the Company to consider these comments.

After careful consideration and comprehensive discussions of these comments by the Company's Audit Committee and Board of Directors, it was resolved to maintain the amendments included in the Former Proposed RRA, except with respect to the amendment regarding the term of the agreement - whereas in the Former Proposed RRA it was proposed to amend the term of the agreement to 7 years instead of 5 years, in the Proposed RRA, following comments received from shareholders and shareholder representatives, the term is 5 years (identical to the term of the Existing RRA). All other amendments in the Proposed RRA are identical to those included in the Former Proposed RRA. As stated above, the amendments and the rationale of the amendments are broadly detailed in the Proxy Statement.

The summary below is qualified in its entirety by reference to the description in the Proxy Statement.

Scailex informed the Company, that under the terms of the Share Purchase Agreement between Scailex and S.B., the parties agreed that subject to any applicable law, each of Scailex and S.B. undertakes at all times to affirmatively vote all of their shares for the approval of the Registration Rights Agreement, as may be amended from time to time.

The Audit Committee and Board of Directors have noted the respective personal interests of the Directors that were nominated by S.B. following the change of control (Mr. Shlomo Rodav, Mr. Adam Chesnoff, Mr. Fred Gluckman, Mr. Sumeet Jaisinghani, Mr. Yoav Rubinstein, Mr. Arieh Saban and Mr. Elon Shalev) and of the directors nominated by Scailex (Mr. Ilan Ben-Dov and Mr. Yahel Shachar) in this matter.

The Audit Committee and the Board of Directors approved, and recommended to the shareholders to approve, the Proposed RRA and resolved that the Proposed RRA is in the best interest of the Company since it will help to facilitate an orderly disposal of the Company's shares by the shareholder who will become a beneficiary of the Proposed RRA in consultation and coordination with the Company and will allow the Company to regulate disposals by such a shareholder not during "blackout" periods, as well as when the Company offers shares in the market at its initiative.

It is proposed that at the EGM the following resolutions be adopted:

“RESOLVED: to approve the Registration Rights Agreement between the Company and S.B. Israel Telecom Ltd. substantially in the form attached as Annex "A" to the Proxy Statement; and

RESOLVED: this resolution is in the best interest of the Company.”

2.	Approval of a compensation policy for the Company's office holders.

Amendment No. 20 to the Israeli Companies Law, has substantially altered the manner in which directors and other Office Holders are compensated (as such term is defined in the Israeli Companies Law, each an "Office Holder") by Israeli companies, such as the Company.

It is hereby proposed to adopt, pursuant to Amendment 20, a compensation policy for the Company's Office Holders, substantially in the form attached to the Proxy Statement as Annex “B” (the "Compensation Policy” or the "Policy”).  For the shareholders' convenience, attached to the Proxy Statement as Annex “C” is an English convenience translation of the binding Hebrew Policy.

The summary below is qualified in its entirety by reference to the description in the Proxy Statement and the full text of the Compensation Policy. For further details refer to the Proxy Statement and the wording of the Compensation Policy. Capitalized terms referring to the Compensation Policy that are not defined herein, shall have the respective meanings ascribed to them in the Proxy Statement or the Compenation Policy, unless the context requires otherwise.

The Terms of Office and Employment of the Company's Office Holders are to be determined on the basis of the Compensation Policy (the “Compensation" or the “Compensation Plan”) and shall be submitted for approval by the Compensation Committee, the Board of Directors and, if applicable, shall be submitted for approval by the General Meeting of shareholders, as required under the Israeli Companies Law.

The purpose of the Policy is to set guidelines for the manner of compensation of the Company's Office Holders. The Policy was formulated with the aim of advancing the Company’s objectives, its work plans and its policies with a long-term perspective, and in a manner that creates appropriate incentives for the Company’s Office Holders, while taking into account, inter alia, the Company’s risk-management policy, its size, its financial position and the nature of activities. The Company designed the compensation mechanism for Office Holders in a manner intended to encourage improvement in the Company’s business processes and mode of operation and to encourage the increase of the Company’s profitability over time. The Policy was set in a manner that will be congruent with the Company’s business strategy and will constitute an incentive to implement it, and in a manner designed to enhance the Office Holders’ sense of identification with the Company and its activities, increase their satisfaction and motivation and ensure that the Company can retain those Office Holders who have been contributing to the Company over time. The Policy prescribes an outline of principles whereby a Compensation Plan shall be defined for each of the Office Holders, which is generally comprised of three components – Ongoing Remuneration, annual Bonus and Equity Compensation, all pursuant to the principles specified in the Policy. Further details regarding the principles for and outline of Office Holders' personal Compensation Plans and of various Compensation components are detailed in the Policy.

It should be noted that at the AGM it was proposed to adopt a compensation policy for the Company's office holders in the form that was attached as an annex to the AGM Proxy Statement (the “Former Proposed Compensation Policy”). In light of certain comments received from shareholders or on their behalf with respect to the Former Proposed Compensation Policy, the AGM resolved to postpone the discussion and resolution of this matter to an adjourned meeting, in order to allow the Company to consider these comments.

After careful consideration of all comments received from shareholders or their  representatives and comprehensive discussions by the Company's Compensation Committee and Board of Directors, it was resolved to make certain amendments to the Former Proposed Compensation Policy and a summary of the main amendments is described in the Proxy Statement.

As reported in 2012 by Scailex, S.B. and Scailex (and their respective affiliates) are generally voting in a unified manner (according to a majority vote among them).

The Compensation Committee and Board of Directors have respectively resolved: (i) to adopt the Compensation Policy and to recommend to the shareholders to  approve it; (ii) that the Policy is based on principles that will enable a proper balance between the desire to reward Office Holders for their achievements and the need to ensure that the structure of the Compensation is in line with the Company's benefit and overall strategy over time and that adoption of the Policy is important to advance the Company’s objectives, with a long-term perspective, at a challenging time in the Israeli communication market; and (iii) that these resolutions are in the best interest of the Company.

The Compensation Committee and Board of Directors have noted the respective personal interests of all the directors in this matter.

It is proposed that at the EGM the following resolutions be adopted:

RESOLVED: to approve the Compensation Policy for Office Holders substantially in the form attached to the Proxy Statement as Annex “B”; and

RESOLVED: this resolution is in the best interest of the Company.”

3.
Approval and ratification of the grant of Indemnification Letters to the following directors: (i) Mr. Shlomo Rodav, (ii) Mr. Ilan Ben-Dov, (iii) Mr. Adam Chesnoff, (iv) Mr. Fred Gluckman, (v) Mr. Sumeet Jaisinghani, (vi) Mr. Yoav Rubinstein, (vii) Mr. Arieh Saban, (viii) Mr. Yahel Shachar and (ix) Mr. Elon Shalev ("Indemnified Persons").

The Israeli Companies Law and the Company’s Articles of Association authorize the Company to undertake in advance to indemnify directors and other office holders of the Company for liabilities or expenses they will incur, as a result of an action or inaction by them in their capacity as a director or office holder of the Company.

On May 8, 2012, the shareholders of the Company approved the grant of an indemnification letter (the “Indemnification Letter”), to certain directors currently serving on the Board of Directors. The grant of the Indemnification Letter to the directors affiliated with Scailex was not approved by the required majority.

At the Extraordinary General Meeting held on April 11, 2013 (the "Previous EGM"), the Company proposed to issue the Indemnification Letter to the Directors on behalf of S.B. and to the directors on behalf of Scailex. In light of reservations raised at the Previous EGM with respect to the maximum indemnity amount, the grant of the Indemnification Letter to the said directors was not approved by the required majoritiy. Therefore, at the AGM the Company proposed to issue a revised indemnification letter to each of the said directors, which included amendments with respect to the maximum indemnity amount, in light of certain comments received from shareholders or on their behalf (the “Revised Indemnification Letter”). The AGM resolved to postpone the discussion and resolution of this matter to an adjourned meeting, in order to allow the Company to consider further comments and questions received from shareholders or on their behalf with respect to the Revised Indemnification Letter.

After conducting discussions with certain shareholder representatives in which the Company provided explanations with respect to the Revised Indemnification Letter that were acceptable to those shareholder representatives, and after careful consideration of additional comments that were received, it was concluded that there is no need to amend the Revised Indemnification Letter.

In light of the above, the Company is hereby proposing to grant to each of the Directors on behalf of S.B. and on behlf of Scailex, as detailed above, serving as the Company's director, or as a director or office holder on behalf of the Company in other companies ("Indemnified Persons") a Revised Indemnification Letter, substantially in the form attached to the Proxy Statement as Annex “D”, effective as of January 29, 2013, except with respect to the indemnification letters of Mr. Ilan Ben-Dov and Mr. Yahel Shachar, which will be effective as of April 28, 2013 (the date of expiration of their previous indemnification letters).

According to the Revised Indemnification Letter, the aggregate indemnification amount payable by the Company to the Indemnified Persons and all other indemnified persons pursuant to all letters of indemnification issued to them  by the Company on or after the date of the EGM, which indemnification letters include a maximum indemnity amount substantially similar to the Maximum Indemnity Amount in the Revised Indemnification Letter, for any occurrence of an event set out in Schedule I to the Revised Indemnification Letter, will not exceed 25% of shareholders equity according to the latest reviewed or audited financial statements approved by Partner's Board of Directors prior to approval of the indemnification payment (“Maximum Indemnity Amount”).

The Revised Indemnification Letter is annotated to show changes made from the version of the Indemnification Letter that was approved by the shareholders in May 2012.

It should be noted that the relevant factors in line with Amendment No. 20 were considered in this matter.

This summary is qualified in its entirety by reference to the description in the Proxy Statement.

The Compensation Committee and the Board of Directors have approved and ratified, and recommended to the shareholders to approve and ratify, the grant of the Revised Indemnification Letter to each Indemnified Person, resolved that the Maximum Indemnity Amount is reasonable given the circumstances and that the indemnification events listed in Schedule I of the Revised Indemnification Letter are anticipated in light of the Company's current activities, and resolved that such resolutions are in the best interest of the Company. The Compensation Committee and the Board of Directors have noted that the directors who are Indemnified Persons have a Personal Interest in this matter.

It is proposed that at the EGM the following resolutions be adopted:

(i)	“RESOLVED: to approve and ratify the Company’s undertaking to indemnify Mr. Shlomo Rodav and to provide him with the Revised Indemnification Letter;

(ii)	RESOLVED: to approve and ratify the Company’s undertaking to indemnify Mr. Ilan Ben-Dov and to provide him with the Revised Indemnification Letter;

(iii)	RESOLVED: to approve and ratify the Company’s undertaking to indemnify Mr. Adam Chesnoff and to provide him with the Revised Indemnification Letter;

(iv)	RESOLVED: to approve and ratify the Company’s undertaking to indemnify Mr. Fred Gluckman and to provide him with the Revised Indemnification Letter;

(v)	RESOLVED: to approve and ratify the Company’s undertaking to indemnify Mr. Sumeet Jaisinghani and to provide him with the Revised Indemnification Letter;

(vi)	RESOLVED: to approve and ratify the Company’s undertaking to indemnify Mr. Yoav Rubinstein and to provide him with the Revised Indemnification Letter;

(vii)	RESOLVED: to approve and ratify the Company’s undertaking to indemnify Mr. Arieh Saban and to provide him with the Revised Indemnification Letter;

(viii)	RESOLVED: to approve and ratify the Company’s undertaking to indemnify Mr. Yahel Shachar and to provide him with the Revised Indemnification Letter; and

(ix)	RESOLVED: to approve and ratify the Company’s undertaking to indemnify Mr. Elon Shalev and to provide him with the Revised Indemnification Letter.

RESOLVED: with respect to each item above, that the Maximum Indemnity Amount is reasonable given the circumstances and that the indemnification events listed in Schedule I of the Revised Indemnification Letter are anticipated in light of Partner's current activities.

RESOLVED: that these resolutions are in the best interest of the Company.”

For further details in respect of the item above and the complete wording of the proposed resolution, kindly see the Proxy Statement distributed with this Deed of Vote by the Company on September 12, 2013.

Place and time for review of the full wording of the proposed resolution:

The Proxy Statement, distributed with this Deed of Vote, contains the full text of the proposed resolutions and will be available for review at the Company offices, 8 Ha’amal Street, Rosh Ha’ayin, Israel, Sunday-Thursday, from 9a.m. to 5p.m. (Israel time) following prior coordination at telephone number +972-54-7814191, until the time of the EGM, convened to approve the items on the agenda. In addition, the Proxy Statement is available on the websites: www.magna.isa.gov.il and www.maya.tase.co.il; and on the U.S. Securities and Exchange Commission’s EDGAR System http://www.sec.gov/edgar.shtml. The Proxy Statement includes additional information on the content of this Deed of Vote and it is important that the shareholders will also review it.

The required majority for each of the items on the agenda:

The required majority required for  the approval of the resolutions on the agenda, which are subject to the Regulations Procedure, is a majority of the Ordinary Shares participating in the EGM and voting on the matter; provided, that one of the following conditions is fulfilled: (i) the majority of votes in favor of the matter shall include at least a majority of the votes of shareholders not constituting Controlling Parties (as stated in the Israeli Companies Law), “Controlling Parties”) in the Company, or those having a Personal Interest (as defined in the Israeli Companies Law, a “Personal Interest”) in the approval of the pertinent item, participating in the vote; which votes shall not include abstaining votes; or (ii) the total number of objecting votes of the shareholders mentioned in clause (i) does not exceed 2% of the total voting rights in the Company.

Notice of disclosure in respect of a Controlling Party Interest or a Personal Interest and Restrictions under the License:

In the second part of this Deed of Vote there is a designated space for marking and detailing whether the shareholder is a Controlling Party or has a Personal Interest in any resolution. If a shareholder does not so mark or detail, the shareholder’s vote shall not be counted in respect of the items on the agenda.

A shareholder is required to indicate if any of the shareholder’s holdings in Partner or vote requires the consent of the Minister of Communications pursuant to Partner’s License. If a shareholder does not so mark, the shareholder’s vote shall not be counted.

Validity of the Deed of Vote:

A Deed of Vote submitted by shareholders who hold their shares through a member in the Tel-Aviv Stock Exchange (the “Exchange”) will be valid only if accompanied by an ownership certificate. A Deed of Vote submitted by registered shareholders shall be valid only if accompanied by a copy of I.D., passport or incorporation certificate.

A Deed of Vote shall be submitted to the Company or mailed by registered mail, so it arrives to the Company’s office no later than 72 hours prior to the time of the EGM.

The Company’s address for submission of Deeds of Vote and Position Notices is:

Roly Klinger, Adv., Company Secretary, Partner Communications Company Ltd., 8 Ha’amal Street, Rosh Ha’ayin, 48103 Israel (kindly mark clearly "deed of vote" or “position notice” on the envelope).

The deadline for submission of Position Notices and the Board’s response to such Notices are:

The deadline for submission of Position Notices by the shareholders in respect of the items on the agenda is: September 27, 2013.

The deadline for submission of the Board of Directors’ response to Position Notices (if any) is: October 5, 2013.

The Deed of Vote and Position Notices (if any) are available at the following websites:

Israel Securities Authority website: www.magna.isa.gov.il
Tel Aviv Stock Exchange website: www.maya.tase.co.il
U.S. Securities and Exchange Commission’s EDGAR System (only a convenience translation into English): http://www.sec.gov/edgar.shtml

Receipt of ownership certificates, Deeds of Vote and Position Notices:

A shareholder, whose shares are being held through a stock exchange member, is entitled to receive the ownership certificate in the branch of that stock exchange member or by the mail, if the shareholder requested. Such request shall be made in advance for a particular securities account.

A shareholder, whose shares are being held through an Exchange member, is entitled to receive from the stock exchange member who holds the share in the shareholder’s behalf, by e-mail, with no charge, a link to the text of the Deed of Vote and to the Position Notices (if any) posted on the Israel Securities Authority website, unless the shareholder notified the Exchange member that the shareholder is not interested in receipt of such link or he is interested in receipt of Deeds of Vote by mail (for charge). Shareholder’s notice in respect of Deeds of Vote shall apply to Position Notices as well.

One or more shareholders holding shares conferring in the aggregate at least five percent of the Company’s voting rights and shareholders holding the same rate of the Company’s voting rights not held by the Company’s "Controlling Party" (as stated in Section 268 of the Israeli Companies Law), are entitled to review the Deeds of Votes as detailed in Regulation 10 of the Deeds of Vote Regulations.

As of September 11, 2013 the amount of shares equivalent to 5% of the Company’s voting rights is: 7,783,198 Ordinary Shares (excluding treasury shares).

As of September 11, 2013, the amount of shares equivalent to 5% of the Company’s voting rights not held by the Company’s Controlling Party (as stated in Section 268 of the Israeli Companies Law) is: 4,048,262 Ordinary Shares (excluding treasury shares).

Marking of Vote in the Deed of Vote:

Shareholder shall mark the shareholder's vote regarding the items on the agenda which are subject to the Regulations Procedure, in the second part of this Deed of Vote.

Partner Communications Company Ltd.

Date: _______, 2013

Addendum

Deed of Vote - Part II

In accordance with Regulation 5(a) of the Companies Regulations
(Deeds of Vote and Position Notices) (2005)

Name of the Company: Partner Communications Company Ltd. (the “Company”)
The Company’s address (for submitting and sending Deeds of Vote and Position Notice): Roly Klinger, Adv., Company Secretary, Partner Communications Company Ltd., 8 Ha’amal Street, Rosh Ha’ayin, 48103 Israel (kindly mark clearly "deed of vote" or "position notice" on the envelope)
Company’s registration number: 52-004431-4
Time of the meeting: Thursday, October 17, 2013 at 10:00 Israel time.
Type of meeting: Extraordinary general meeting
The Record Date: September 17, 2013

Note:

In parallel to distribution of this Deed of Vote, a Hebrew version of a Deed of Vote (ktav hatzba'a) per Israeli requirements will be distributed among the shareholders. The shareholders are requested to send only one version of a Deed of Vote (an English version or a Hebrew version, but not both). If both versions will be sent by shareholders, in case of contradiction between the two versions (as determined by the Company Secretary), the vote shall be disqualified.

Shareholder’s Details:
Name of shareholder: _______________________________________
I.D. number: ______________________________________________
In case the shareholder does not hold an Israeli I.D.:
Passport number: __________________________________________
The country issuing the passport: _________________
In effect until: ____________________________________________
In case the shareholder is an entity:
Entity registration number: _______________________________
Country of organization: ___________________________________

Item No.	Subject of the Resolution		Votea			In respect of transaction’s approval pursuant to sections 255, 267A and 275 - do you have a “Personal Interest” in the resolution or constitute a “Controlling Party”b?
			For	Against	Abstain	Yesc	No
1)	Approval of a registration rights agreement between the Company and S.B. Israel Telecom Ltd.
2)	Approval of a compensation policy for the Company's Office Holders.
3)	Approval and ratification of the grant of Indemnification Letters to the following directors:
	(i)	Shlomo Rodav
	(ii)	Ilan Ben-Dov
	(iii)	Adam Chesnoff
	(iv)	Fred Gluckman
	(v)	Sumeet Jaisinghani
	(vi)	Yoav Rubinstein
	(vii)	Arieh Saban
	(viii)	Yahel Shachar
	(ix)	Elon Shalev

The items on the agenda are subject to the Regulations Procedure.

Regarding the items on the agenda why do I have a “Personal Interest” in the resolution, or why do I constitute a “Controlling Party” in the Company?
__________________________________________________________________________________________________________________________________________________________________________________________________________________

__________________________________________________________________________________________________________________________________________________________________________________________________________________
__________________________________________________________________________________________________________________________________________________________________________________________________________________
__________________________________________________________________________________________________________________________________________________________________________________________________________________

Deeds of Vote submitted by shareholders who hold their shares through an Exchange member (under section 177(1) of the Israeli Companies Law) will be valid only if accompanied by an ownership certificate.

Deeds of Vote submitted by shareholders registered in the Company’s Shareholders Register will be valid only if accompanied by a copy of I.D., passport or organization certificate.

You must mark one of the following two boxes (if an X is not marked in either column, or if an X is marked in both columns, or if an X is marked in the NO box but no number of shares is provided, the vote may be disqualified)d:

☐	Yes. I approve the declaration below.
☐	No. I do not approve the declaration below. I hold, together with others, ________ Ordinary Shares of Partner.

I declare that my holdings and my vote DO NOT require the consent of the Israeli Minister of Communications pursuant to (i) Sections 21 (Transfer of Means of Control) or 23 (Prohibition of Cross-Ownership) of the Company’s General License for the Provision of Mobile Radio Telephone Services using the Cellular Method in Israel dated April 7, 1998, as amended (the “License”); or (ii) any other license granted, directly or indirectly, to Partnere.

For your convenience, a translation of sections 21-24 to the License is attached as Annex “E” to the Proxy Statement distributed with this Deed of Vote.

Signature
Name (Print): ___________
Title: __________________ Date: __________________

a	If an X is not marked in either column, or if an X is marked in more than one column, the vote shall be considered as an abstention on the relevant item.

b
Kindly provide details regarding the nature of your Personal Interest in the resolution, or why you constitute a Controlling Party in the Company, at the designated space after the table. “Personal Interest” is defined in Section 1 of the Israeli Companies Law as a person’s personal interest in an act or a transaction of a company, including, without limitation, the personal interest of a person's relative and the personal interest of an entity in which the person or the person's relative is an interested party. Holding shares in a company does not give rise to a “Personal Interest.” “Personal Interest” includes, without limitation, a personal interest of a person voting by proxy which was given by another person, even if the other person does not have a personal interest, and a person voting on behalf of a person having a personal interest will be deemed as having a personal interest, whether the voting discretion is in the voter’s hands or not. The Israeli Companies Law refers to the definition of “Control” in Section 1 of the Israeli Securities Law (1968), defining "Control" as the ability to direct the activity of a company, except for ability stemming only from being a director or holding another position in that company, and it is presumed that a person is controlling a company if said person holds half or more of a of certain type of means of control in a company (the right to vote in the shareholders general meeting or in a similar organ in another corporation or the right to appoint directors of the company or its general manager).

c
If an X is not marked in either column, or if an X is marked in the “Yes” column and the shareholder does not provide details regarding the nature of the Personal Interest or the Controlling Party Interest, or an X is marked in both columns, the vote shall be disqualified.

d
In the event that the shareholder is an “Interested Party”, as defined in the License, voting in a different manner with respect to each part of the shareholder's Ordinary Shares, a separate Deed of Vote should be filed for each quantity of Ordinary Shares in respect of which the shareholder intends to vote differently.

e
Under certain licenses granted, directly or indirectly, to Partner, approval of, or notice to, the Minister of Communications of the State of Israel may be required for holding of 5% or more of Partner's means of control.

DEED OF AUTHORIZATION

To:	Partner Communications Company Ltd. (the “Company”)

Attn:	Roly Klinger, Adv., Company Secretary

Re:   Extraordinary General Meeting of Shareholders to be held on
Thursday, October 17, 2013 (the "Meeting")

I, the undersigned1, _________________________, (Identification No./Registration No. ________________), of ____________________________________________, being a registered holder of ______________________2 Ordinary Shares, par value NIS 0.01 per share (the "Ordinary Shares") of the Company, hereby authorize _________________, Identification No. _______________3, to participate and vote in my stead and on my behalf at the Meeting and in any adjournment thereof, inter-alia, with respect to any adjournment of discussion or resolution of any of the issues detailed on the Meeting agenda, until I shall otherwise notify you.

I declare and detail in the designated space below, in connection with the resolutions on the agenda whether I have a “Personal Interest” in the pertinent resolution, or whether I am a “Controlling Party” in the Company:4

1	Name of shareholder.

2
A shareholder is entitled to give several Deeds of Authorization, each of which refers to a different quantity of Ordinary Shares of the Company held by the shareholder, so long as the shareholder shall not give Deeds of Authorization with respect to an aggregate number of Ordinary Shares exceeding the total number of shares held by him.

3	In the event that the proxy does not hold an Israeli Identification number, indicate a passport number, if any, and the name of the country in which the passport was issued.

4
Kindly provide details regarding the nature of your Personal Interest in the resolution, or why you constitute a Controlling Party in the Company, at the designated space after the table (on page 3). “Personal Interest” is defined in Section 1 of the Israeli Companies Law (1999) (the “Israeli Companies Law”) as a person’s personal interest in an act or a transaction of a company, including, without limitation, the personal interest of a person's relative and the personal interest of an entity in which the person or the person's relative is an interested party. Holding shares in a company itself does not give rise to a “Personal Interest”. “Personal Interest” includes, without limitation, a personal interest of a person voting by proxy which was given by another person, even if the other person does not have a personal interest, and a person voting on behalf of a person having a personal interest will be deemed as having a personal interest, whether the voting discretion is in the voter’s hands or not. The Israeli Companies Law refers to the definition of “Control” in Section 1 of the Israeli Securities Law (1968), defining "Control" as the ability to direct the activity of a company, except for ability stemming only from being a director or holding another position in that company, and it is presumed that a person is controlling a company if said person holds half or more of a of certain type of means of control in a company (the right to vote in the shareholders general meeting or in a similar organ in another corporation or the right to appoint directors of the company or its general manager).

Item No.	Subject of the Resolution		Vote5			In respect of transaction’s approval pursuant to sections 255, 267A and 275 - do you have a “Personal Interest” in the resolution or constitute a “Controlling Party”4?
			For	Against	Abstain	Yes6	No
1)	Approval of a registration rights agreement between the Company and S.B. Israel Telecom Ltd.
2)	Approval of a compensation policy for the Company's office holders.
3)	Approval and ratification of the grant of Indemnification Letters to the following directors:
	(i)	Shlomo Rodav
	(ii)	Ilan Ben-Dov
	(iii)	Adam Chesnoff
	(iv)	Fred Gluckman
	(v)	Sumeet Jaisinghani
	(vi)	Yoav Rubinstein
	(vii)	Arieh Saban
	(viii)	Yahel Shachar
	(ix)	Elon Shalev

The items on the agenda are subject to the Regulations Procedure.

5	If an X is not marked in either column, or if an X is marked in more than one column, the vote shall be considered as an abstention on the relevant item.

6
If an X is not marked in either column, or if an X is marked in the “Yes” column and the shareholder does not provide details regarding the nature of the Personal Interest or the Controlling Party Interest, or an X is marked in both columns, the vote shall be disqualified.

2

In connection with the resolutions on the agenda why do I have a “Personal Interest” in the resolutions, or why do I constitute a “Controlling Party” in the Company? ______________________________________________________________________________________________________________________________________________________
___________________________________________________________________________

You must mark one of the following two boxes (if an X is not marked in either box, or if an X is marked in both boxes, or if an X is marked in the NO box but no number of shares is provided, the vote may be disqualified)7:

•	Yes. I approve the declaration below.
•	No. I do not approve the declaration below. I hold, together with others, ________ Ordinary Shares of Partner.

I declare that my holdings and my vote DO NOT require the consent of the Israeli Minister of Communications pursuant to (i) Sections 21 (Transfer of Means of Control) or 23 (Prohibition of Cross-Ownership) of the Company’s General License for the Provision of Mobile Radio Telephone Services using the Cellular Method in Israel dated April 7, 1998, as amended (the “License”)8; or (ii)  any other license granted, directly or indirectly, to Partner9.

Date: _____________	__________________________ Signature Name (print):_______________ Title: _____________________

7
In the event that the shareholder is an “Interested Party,” as defined in the License, voting in a different manner with respect to each part of the shareholder's Ordinary Shares, a separate Deed of Authorization should be filed for each quantity of Ordinary Shares in respect of which the shareholder intends to vote differently.

8	A translation of sections 21-24 of the License is attached as Annex “E” to the Proxy Statement distributed with this Deed of Authorization.

9
Under certain licenses granted, directly or indirectly, to Partner, approval of, or notice to, the Minister of Communications of the State of Israel may be required for holding of 5% or more of Partner's means of control.

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By:	/s/ Ziv Leitman
Name:	Ziv Leitman
Title:	Chief Financial Officer

Dated: September 12, 2013